UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission File Number: 001-40429

Paymentus Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**45-3188251**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11605 N. Community House Road, Suite 300	
Charlotte, NC	**28277**
(Address of principal executive offices)	(Zip Code)

(888) 440-4826
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PAY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of March 6, 2025, there were 32,317,256 shares of the Registrant's Class A common stock outstanding, $0.0001 par value per share and 92,651,414 shares of the Registrant's Class B common stock outstanding, $0.0001 par value per share. The aggregate market value of the Class A common stock held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $354.0 million based on the closing sale price of the Class A common stock as reported by the New York Stock Exchange on that date of $19.00 per share.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's Definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which is expected to be filed within 120 days after the Registrant's fiscal year ended December 31, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

Table of Contents

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this report titled "Risk Factors." The following is a summary of the principal risks we face, any of which could adversely affect our business, operating results, financial condition or prospects:

- Our historical growth rate may not be sustainable or indicative of future growth, and our business could be harmed if we fail to manage our infrastructure to support future growth.

- If we are unsuccessful in establishing, growing or maintaining partnerships, our ability to compete could be impaired, and our operating results may suffer.

- If we are unable to increase our revenue at a rate sufficient to offset expected increases in our costs, or if the investments we make in our business fail to generate the expected benefits, our business, operating results and financial condition will be harmed and we may not be able to maintain profitability over the long term.

- Our sales efforts to large enterprises and large financial institutions involve considerable time and expense with long and unpredictable sales cycles.

- We are subject to economic risk and inflationary pressures, the business cycles and credit risk of our billers, financial institutions and partners and their consumers, and the overall level of consumer, business and government spending, which could negatively affect our business, operating results and financial condition.

- The markets in which we participate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

- Our revenue is sensitive to shifts in payment mix, and if more consumers start paying their bills by payment methods with lower transaction fees, it could materially impact our operating results.

- We expect fluctuations in our operating results, which will make it difficult to project future results and may cause the market price of our Class A common stock to decline.

- We depend on payment processors, sponsor banks and third-party printers to process bill payments made on our platform, and our business, operating results and reputation could be harmed if we experience service interruptions related to these processors.

- We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow.

- Our risk management efforts may not be effective to prevent fraudulent activities, which could expose us to material financial losses and liability and otherwise harm our business.

- If we lose our founder and chief executive officer or other key members of our management team, or if we are unable to attract and retain executives and qualified employees we need to support our operations and growth, our business may be harmed.

- If we fail to offer high-quality customer support or meet our service level commitments, or if the fees we charge are unacceptable to our billers, financial institutions or their customers, our business, operating results and financial condition could be harmed.

- If we fail to comply with extensive, complex, overlapping and frequently changing rules, regulations, standards and legal interpretations, including those related to payments, card network operations and other financial services, privacy, data protection and information security, our business could be materially harmed.

- Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by customers, financial institutions or transactional counterparties, could adversely affect our business, financial condition or results of operations.

- Widespread health issues or pandemics could have a material adverse impact on our employees, billers, financial institutions, partners, consumers and other key stakeholders, which could materially and adversely impact our business, operating results and financial condition.

- Natural catastrophic events and man-made problems, such as power disruptions, computer viruses, security breaches and incidents and terrorism may disrupt our business.

- Litigation, investigations or similar matters, or adverse facts and developments related thereto, could adversely affect our business, operating results and financial condition.

- We have, in the past, identified material weaknesses in our internal control over financial reporting, and if they arise again and we fail to remediate these new material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected, as well as our reputation and the market price of our Class A common stock.

- We may experience software and technology defects, undetected errors, development delays or other performance problems in our software and other technology used as part of our platform, which could damage biller, financial institution and partner relations, harm our reputation, result in significant costs to us, decrease our potential profitability and expose us to cybersecurity incidents and substantial liability.

- If we fail to adequately obtain, maintain, protect or enforce our intellectual property and proprietary rights, our competitive position could be impaired, our reputation could be harmed and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

- We and our billers, financial institutions and partners and their consumers and other third parties that use our platform obtain, provide and process a large amount of sensitive and personal data. Any material cybersecurity incident, or real or perceived improper or unauthorized use of, disclosure of or access to such data could harm our reputation as a trusted brand, result in significant liability, and have a material adverse effect on our business, operating results and financial condition.

- The dual class structure of our common stock and our stockholders agreement have the effect of concentrating significant voting control with Accel-KKR, or AKKR, and our founder and chief executive officer, which limits or precludes your ability to influence corporate matters for the foreseeable future and may depress the market price of our Class A common stock.

- AKKR controls us, and its interests may conflict with ours or yours in the future.

- Our certificate of incorporation contains provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by, or presented to, AKKR or its affiliates, which could create conflicts of interest and have a material adverse effect on our business, results of operations, financial condition and prospects if attractive corporate opportunities are allocated by AKKR to itself, its affiliates or third parties instead of to us.

Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws, such as those under the heading "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", which statements involve substantial risks and uncertainties. Forward-looking statements may involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this report include statements about:

- our ability to effectively manage our growth and expand our operations;

- our ability to further attract, retain and expand our biller, financial institutions, partner and consumer base;

- our ability to timely implement and recognize revenue from new customers;

- our expectations regarding our revenue, expenses and other operating results;

- the impact of any material cybersecurity incident on our reputation as a trusted brand or on our business, operating results and financial condition;

- our market opportunity and anticipated trends in our business and industry;

- our ability to remain competitive as we continue to scale our business;

- our ability to develop new product features and enhance our platform;

- our ability to hire and retain experienced and talented employees as we grow our business;

- general economic conditions, including inflation, and their impact on us, consumer demand, average bill amounts and interchange fees;

- the impact of disruptions or instability in the financial services industry, or perceived or actual liquidity constraints at financial institutions, on our ability or the ability of our customers and vendors to meet operating expense requirements or to satisfy financial or other obligations;

- our ability to realize the anticipated benefits of past or future acquisitions or strategic investments in complementary companies, products or technologies and our ability to manage the potential business disruption and diversion of management attention caused by such acquisitions;

- our ability to maintain and enhance our brand;

- our plan to expand into new channels and industry verticals across different markets;

- the impact of widespread health issues on our operating results, liquidity and financial condition and on our employees, billers, financial institutions, partners, consumers and other key stakeholders;

- our international expansion plans and ability to expand internationally; and

- the risk factors discussed under the heading "Risk Factors" in Item 1A herein.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this report.

You should not place undue reliance on our forward-looking statements as predictions of future events. We have based the forward-looking statements primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled "Risk Factors" and elsewhere in this report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the ultimate outcome of any of these forward-looking statements. Moreover, the forward-looking statements made in this report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this report to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Certain Definitions

In this report, unless the context requires otherwise, all references to "we," "our," "us," "Paymentus," and the "Company" refer to Paymentus Holdings, Inc. and, where appropriate, its consolidated subsidiaries.

Item 1. Business

Overview

We are a leading provider of cloud-based bill payment technology and solutions. We deliver our next-generation product suite through a modern technology stack to more than 2,500 biller business and financial institution clients. Our platform was used by approximately 46 million consumers and businesses globally in December 2024 to pay their bills, make money movements and engage with our clients. We serve billers of all sizes that primarily provide non-discretionary services across a variety of industry verticals, including utilities, financial services, insurance, government, telecommunications, real estate management, education, consumer finance, healthcare and small business. We also serve financial institutions by providing them with a modern platform that their customers use for bill payment, account-to-account transfers and person-to-person transfers. By powering this comprehensive network of billers and financial institutions, each with their own set of bill payment requirements, we believe we have created an enviable feedback loop with organic network effects that enables us to continuously drive innovation, grow our business and uniquely improve the electronic bill payment experience for participants in the bill payment ecosystem.

Our platform provides our clients with easy-to-use, flexible and secure electronic bill payment experiences powered by an omni-channel payment infrastructure that allows consumers to pay their bills using their preferred payment type and channel. Because our biller platform is developed on a single code base and leverages a Software-as-a-Service, or SaaS, infrastructure, we can rapidly deploy new features and tools to our entire biller base simultaneously. Through a single point of integration to our billers' core financial and operating systems, our mission-critical solutions provide our billers with a payments operating system that helps them collect revenue faster and more profitably and empower their consumers with the information and transparency needed to control their finances.

We extend our platform's reach through our Instant Payment Network®, or IPN. This is a proprietary network, consisting of tens of thousands of billers, that connects our integrated and intelligent billing, payment and reconciliation capabilities with our IPN partners' platforms. Our IPN enables our partners, which include leading consumer technology providers, retailers and financial institutions, to access our next-generation electronic bill payment technology using the same integrated platform we provide directly to our billers. By being connected to our IPN, our IPN partners provide their consumers and businesses with the full capabilities of our next-generation product suite, including the ability to engage with and make payments to our large and growing base of billers. Those partners in turn expand our platform's reach to millions of additional consumers in the United States and globally.

Today, many billers and financial institutions rely on legacy bill payment systems that offer limited functionality, flexibility and extensibility. Billers traditionally rely on non-integrated multi-vendor solutions, which force consumers into a decentralized and fragmented experience. Similarly, financial institutions often lack the ability to view billing details or obtain payment confirmation and limit payment types to their own checking accounts. These legacy solutions result in inefficiencies in consumer communication, electronic bill presentment and payment capture, which we believe hinder a biller's ability to create a holistic and accurate perspective on its cash flow. For financial institutions, the inadequacies of legacy solutions can have a negative impact on digital engagement, retention and cross-selling.

We address these inefficiencies through our cloud-native, integrated single-vendor solution. Our platform supports omni-channel and multi-dimensional, electronic billing and payments across multiple commerce channels, including online, mobile, interactive voice response, or IVR, call center, chatbot, retail and voice-based assistants. As we generally do not charge fees to billers in our core business for standard development or implementation, there is typically no minimum investment necessary for billers to achieve efficiencies from the use of our platform to replace some or all of their legacy bill payment systems or biller-direct solutions. We simplify how bills are paid and help billers collect revenue faster and more profitably because our platform is:

- Scalable: Enterprise-grade platform capable of supporting transaction growth for billers and financial institutions of all sizes across numerous industry verticals.

- Innovative and Learning Platform: Artificial intelligence, or AI, and machine learning, or ML, algorithms power an omni-channel, end-to-end solution that adapts to new technologies and continuously learns from transaction activity.

- Flexible: Platform accessible through an array of application program interfaces, or APIs, software development kits, iFrames and fully hosted solutions that provide complete control over the user experience and real-time customer engagement experiences.

- Customizable: Leveraging an advanced No Code Low Code (NCLC) framework, we are able to efficiently deploy business-specific workflows, user experiences and tailored analytics,

- Configurable: Reconfigurable business logic that allows us to quickly implement new functionality required by new and existing billers as we drive additional innovative solutions to our platform and beyond.

- Integrated: Our significant and broad library of integrations to core accounting and billing software systems, including customer information systems, or CIS (which are software systems used to efficiently manage customer processes and data and often include bill pay, customer service and forecasting and analytics tools), and enterprise resource planning, or ERP, systems (which are software systems used to collect, store, manage and interpret data from many business activities, typically including accounting systems), as well as core financial institution processing platforms and certain digital banking providers, helps connect disparate systems across the electronic bill payment value chain.

- Extensible: Adaptable to new technologies and emerging payment channels, such as pay-by-text, AI-based virtual assistants and social media payments.

- Secure: Multi-layer intrusion detection and prevention system, multi-factor authentication and encryption and tokenization designed for trust and security of transaction activity and information.

We seek to enhance our biller network to gain market share. We believe our ability to seamlessly serve billers, financial institutions, partners and consumers uniquely positions us at the center of a multi-sided network and enables us to drive a powerful, and accelerating, flywheel effect. Our robust platform attracts billers, financial institutions and partners seeking to build stronger relationships with their consumers. Adding more billers, financial institutions and partners extends our platform's reach to more consumers. These consumers drive more transactions to our platform, which strengthens biller, financial institution and partner retention and in turn accelerates our organic growth. As we scale, we seek to drive increases in our operating leverage, which in turn is expected to enable higher profitability and more efficient biller, financial institution and partner acquisition.

We rely on a diversified go-to-market strategy including direct sales, software and strategic partnerships, resellers and referral partners across a number of industry verticals, and our IPN. While the direct sales channel is an important part of our business, we also rely on our software and strategic partners and resellers to deliver our solutions to our billers and financial institutions. Our software partners, such as Oracle, integrate our platform into their software products enabling us to power their bill payment capabilities. Our strategic partners, such as JPMorgan Chase, U.S. Bank, and a major payroll solutions provider, refer new billers to our platform and in many cases, we jointly sell to prospective customers with our strategic partners. Some of our strategic partners, particularly banks, also integrate our solutions into their platforms to provide an integrated bill presentment and omni-channel bill payment solution to their customers, and as such they are also IPN partners.

Our IPN promotes more rapid adoption of our platform through an extensive partnership ecosystem with leading business networks, including:

- Banking Partners: We modernize the bill payment infrastructure of banks and credit unions of all sizes, empowering their digital banking consumers with fast, secure and omni-channel payment technology by seamlessly integrating our solution into their digital platforms.

- eCommerce Partners: We power electronic bill payments through the mobile app and AI-assistant voice service of a leading global ecommerce retailer, enabling millions of its users to retrieve information about, and pay, their bills for all billers on our network.

- PayPal: We enable PayPal's U.S. consumers to pay their bills directly from PayPal apps.

- Other Partners: Other partners benefit from our IPN in a variety of ways, such as enabling bill payment for consumers across the U.S. For example, we enable Walmart's consumers to pay their bills either in-store at retail locations or online via Walmart's retail websites or mobile apps, and enable in-person cash payments at more than 90,000 retail locations in the Green Dot network.

Industry Overview

We believe the bill payment industry continues to undergo technological transformation as consumers, billers and financial institutions demand a straightforward and streamlined approach to electronic bill presentment and payment and consumer engagement. The following key trends are currently defining the industry:

Electronic Bill Payment Requires an Integrated, Single-vendor Solution

As electronic bill payments continue to evolve with consumer preferences, billers and financial institutions demand an integrated single-vendor solution suite to remain competitive. A typical electronic bill payment experience requires the coordination of multiple vendors for bill notification, presentment, various payment channels, call center support, and data and analytics. These vendors lack integration, which results in a fragmented consumer experience and increased cost to the biller. Billers and financial institutions that are able to access a single, integrated end-to-end solution are able to provide a seamless experience for their consumers.

Billers and Consumers Are Underserved by Financial Institutions

Traditional financial institutions have been slow to adopt modern digital bill payment technologies and the legacy providers which the financial institutions rely on have failed to innovate. Over the last decade, U.S. online consumer bill payment volume made through a bank's bill payment solution has decreased significantly. We believe this reduction is driven by consistent under-investment by financial institutions and legacy providers in their bill payment platforms, resulting in a poor consumer experience. Generally, consumers must manually add billers to a financial institution's system and are generally limited to automated clearing house, or ACH, or other legacy payment channels rather than omni-channel payment capabilities. Ultimately, the lack of optionality and transparency inherent in a financial institution's bill payment solutions creates an opportunity that we seek to address.

Emerging Payment Options Through Online and Mobile Channels Are Transforming the Market

Consumers are transacting anywhere and everywhere and through different channels. With the widespread use of mobile phones and home computers, consumer devices are becoming the aggregation point for billing information. As consumers move beyond paper checks and adopt emerging payment technologies, we believe the continued digitization of the bill payment industry will manifest through increased adoption of technologies such as pay by text, digital wallets and AI-based assistants. The emergence of these new technologies unlocks previously untapped opportunities to grow our network.

Data Is Being Underutilized

Consumer bill payment transactions are rich repositories of data that can be used to significantly improve the electronic bill payment experience. We believe the bill payment industry has under-invested in the technology required to capture and analyze this data. As the industry continues to evolve around changing consumer preferences and the emergence of new payment technologies, data and analytics plays an increasingly important role in improving the full transaction value chain. Our proprietary transactional and behavioral data sets include hundreds of millions of interactions, creates workflow efficiencies and provides insights (such as payment methods depending on bill size and bill type) that strengthen the connection between billers and consumers.

Our Platform and Solutions

Our biller platform is purpose-built to transform the way billers get paid and engage with their consumers. Our AI-driven SaaS platform provides a single-vendor solution that enhances the bill payment ecosystem with new functionality and added transparency. Our single code base architecture maximizes the inherent flexibility, extensibility and configurability of our solutions, which allows us to rapidly deploy our solutions to our billers.

Our platform for financial institutions reconnects the financial institutions to their customers by providing a frictionless, real-time financial hub where consumers can consolidate their financial obligations, pay bills, move money in real time and deepen their understanding of their own financial position. Customers get a centralized viewpoint over all their money movement needs and the financial institutions get insights into their customers' behavior that can inform a meaningful evolution of the customer experience.

Single Point of Access

APIs: Our easy-to-use APIs enable billers, financial institutions and partners to seamlessly access the entirety of our network through a single connection.

iFrames: Enables our billers, financial institutions and partners to exercise more control over the user experience by customizing the business logic to meet their specific requirements. Many of our billers who use iFrames have in-house IT resources but use our infrastructure for payment processing and Payment Card Industry Data Security Standard, or PCI-DSS compliance.

Fully Hosted: We also provide a fully hosted alternative for our billers. In this option, our hosted platform provides our billers the full power of our platform without incurring the cost of using their own IT resources.

Technology Solutions

Engagement: We believe billers must regularly engage with their consumers using actionable and contextualized data. Our smart notifications and messaging tools enable billers to provide billing details to their consumers, such as account status, and directly communicate with them over secure channels. Our engagement products help billers and financial institutions facilitate timely and secure bill payments, while driving digital adoption and reducing cost to serve.

Presentment: Consumers are increasingly demanding omni-channel access to their bills through their preferred engagement channels. Our solution offers electronic bill presentment across numerous channels including web, mobile, text, secure PDF, email, IVR, chatbot, social media and through our IPN partners. Our electronic bill presentment products help billers maximize their reach to accelerate revenue realization and engage consumers more efficiently.

Empowerment: Our comprehensive suite of solutions empowers consumers and billers to customize, control and enhance the bill payment experience. Consumers can control communication preferences, multi-lingual capabilities, self-directed payment scheduling, multi-account management and dispute management. Billers are able to use automated case management and configurable reporting to quickly and comprehensively provide high-quality customer service.

Payment: We believe consumers demand an omni-channel payment experience that enables use of their preferred payment type and channel. Our secure and comprehensive omni-channel payment platform supports traditional and emerging payment technologies across multiple currencies and languages. Our platform supports electronic bill payments using credit, debit, ACH and digital wallets across a variety of payment channels, including web, mobile, IVR, text, secure PDF, chatbot, agent-assisted (call center), in-person, the AI-assistant voice service of a leading global ecommerce retailer, in Walmart and locations in the Green Dot network, and through alternative payment rails such as PayPal. We support one-time payments, as well as future-dated, recurring and payment plan transactions.

Intelligence: Electronic bill payment transactions contain a rich volume of consumer and behavioral data that can improve the bill payment experience for billers and consumers. Our AI-powered analytics engine produces data-driven insights on consumer preferences, channel usage, bill lifecycles, messaging effectiveness and paper suppression and can be used by billers to improve the consumer experience. For example, our analytics engine can analyze frequently asked questions to call centers and enable billers to quickly predict answers to those questions in the future, creating a better consumer experience with reduced cost to serve for the biller.

Technology Architecture

Single Code Base: Our extensible, cloud-based payments platform was built from the ground-up on a single code base with no versioning, which enables rapid deployment of new features and tools in part because there is no need to manage and reconcile separate versions of our software code. This flexibility empowers billers, financial institutions and partners across our network to offer their consumers the strength of our platform without paying us development or implementation fees.

AI / ML: Our biller platform uses AI and ML algorithms to increase efficiency and extract data-driven insights from transactions and interactions between consumers, billers, partners and our platform. These algorithms are embedded within, and enhance, each of our technology solutions to deliver a more intelligent and predictive consumer experience.

Our Platform Features

The electronic bill payment process involves more than just a payment. It requires an end-to-end engagement mechanism that facilitates communication and payment between billers, partners and consumers to ensure timely and transparent payment through a frictionless consumer experience. Various features of our platform support this:

Consumer Engagement: We enable our billers to improve their consumer engagement with targeted communications, such as smart notifications, broadcast messaging, inbound and outbound communications, and campaign management, all of which are managed by our communications management tools. Our engagement modules allow billers to communicate with consumers based on desired characteristics such as regional location, due date, account status (such as late payment), or custom logic. Our billers can also communicate new offerings, incentives for payment and new and advanced payment types and methods. In 2024, our billers sent hundreds of millions of emails and text messages and had millions of IVR calls using our communications modules.

Bill Presentment: Billers can present electronic bills and balance amounts through the biller's own mobile app, text, secure PDFs, IVR, and chatbots or via alternative channels such as digital wallets, the AI-assistant voice service of a leading global ecommerce retailer, PayPal's bill pay app, social media and our other IPN Partners.

Consumer and Biller Employee Empowerment: We enable billers and financial institutions to empower both their consumers and employees, which significantly increases consumer satisfaction and on-time bill payment rates for many of our billers. Billers and financial institutions are able to empower consumers with an array of choices:

- communications preferences – consumers can choose email, text, phone, portal or otherwise;

- language preferences – consumers can select their preferred language for receiving billing information and interact via IVR;

- payment scheduling and type – consumers can schedule payments at specific times and use specific payment type to best suit their needs; and

- multi-account management – consumers can manage multiple accounts with a single provider in one place.

We offer complementary features to our biller's employees, including tools for automated case management, configurable reporting and "see what they see" where the customer service employees can see exactly what the consumer sees to quickly resolve problems.

We have also made significant investments in research and development, including in an automated, streamlined onboarding experience to help our billers and financial institutions go live faster, self-service features to help billers quickly adapt to consumer needs, and ongoing enhancements to improve privacy and security.

Payment Types: We have significantly invested in innovative payment types to provide billers a seamless, omni-channel suite of tools. We believe no other provider in our markets offers a similar array of easy-to-implement options.

These features are seamlessly integrated with our engagement and empowerment tools to provide a superior consumer biller and financial institutions experience. Our platform supports a variety of payment types, including:

- ACH and eCheck;

- debit card;

- credit card; and

- emerging payment types.

Emerging payment types include PayPal, Venmo, PayPal Credit, Apple Pay, Google Pay and Amazon Pay. These payment types are gaining increasing traction with consumers, and as a result, are viewed as increasingly important by billers and financial institutions.

Payment Channels: Our platform offers an omni-channel payment infrastructure, which means that it enables bill payments through all the traditional payment channels that billers and consumers expect, as well as many emerging payment channels. These include web portal, mobile, IVR, text, secure PDF, chatbot, agent-assisted (call center), in-person, the AI-assistant voice service of a leading global ecommerce retailer, in Walmart stores and other Green Dot network locations and through alternative payment rails such as PayPal. Key features and examples of several of these channels are described and illustrated below.

Chatbot: Enables billers to engage with consumers through an automated, AI-powered interface that constantly improves the customer service experience through data-driven insights.

PayPal App: Leveraging our APIs, PayPal's U.S. consumers can pay their bills directly from PayPal.

Secure Service: Our patented Secure Service feature enables billers to accept payments over the phone while minimizing PCI-DSS compliance risk. Many billers avoid accepting payment information over the phone by directing consumers to websites or automated phone systems, which creates poor experiences and results in abandoned payments. Our Secure Service allows the biller's employee and the consumer to remain connected throughout the process, while removing the biller's employee from the PCI-DSS scope by concealing payment details. As a result, the transaction is able to be completed securely and the consumer can be returned to the same employee directly on completion.

 AI-assistant Voice Service: We power bill payments for the AI-assistant voice service of a leading global ecommerce retailer, enabling millions of its users to retrieve information about, and pay, their bills for all billers on our network using voice commands.

Text-based: Pay by text leverages our text-based bill presentment technology for a text payment authorization, which then uses stored payment types in the consumer's account.

IVR: Interactive voice response is a powerful tool to make payments and check balances, and is available in multi-lingual options.

Agent-assisted Call Center Payments: Our agent-assisted call center capability enables a biller to support and assist their consumers with bill payments and other related issues.

Portal: Our bill payment portal enables billers to provide advanced usage and consumption data to their consumers, such as power use by day.

In-person Payments: We also power in-person payments, which include payments at kiosks or a counter for point-of-sale transactions. This is particularly appealing for many billers who may have a local customer service center.

Payment Timing: We support an array of timing alternatives including one-time guest payments, recurring payments, future-dated payments, multiple payments and payment plans.

What Sets Us Apart

Paymentus was built on the notion that existing bill payment systems are not equipped to handle how bills will be paid in the future. Our platform is a cloud-native solution that automates the entire bill payments lifecycle between billers and financial institutions and consumers through a single integration, simplifying how consumers pay bills and accelerating billers' revenue recognition through the following characteristics:

- Scalable: Our mission-critical platform is designed to support high velocity throughput of daily, non-discretionary consumer bill payments. Our platform is capable of scaling up market to serve large billers, each processing payments for millions of bills per month, while also serving smaller billers, each processing payments for one bill per month. In 2024, we processed approximately 597 million payments and an average of 1.6 million payments were made each day using our platform.

- Innovative: Our AI-enabled, SaaS architecture is the foundation of our unified platform. Our ML algorithms continuously learn and self-improve from transaction activity on our platform. Our platform and our intensely client-centric approach inform our product development strategy, enabling us to offer new features and functionality that improve our value proposition to our billers.

- Flexible: We support multiple integration modalities to enhance our billers' and financial institutions' ability to consume the full breadth of our platform. Some of our billers and financial institutions use our APIs or iFrames, which offer more control over the user experience, but require our infrastructure for payment processing and PCI-DSS compliance. Other billers use our fully hosted solution because they lack requisite IT resources and must leverage our technology and customer support systems to offer an electronic bill payment experience. We also allow our billers and financial institutions to adopt a hybrid approach that leverages our APIs for certain environments.

- Configurable: Our platform can rapidly and cost-effectively reconfigure our business logic to accommodate the specific requirements of the different end markets we serve. In 2024, the majority of new biller implementations were completed without any code changes or significant development costs. Once configured, we can use these solutions with new and existing billers to expand into new verticals and geographies.

- Integrated: Our significant and broad library of integrations to core accounting software systems, including leading CIS and ERP systems as well as core financial institution processing platforms and certain digital banking providers, helps connect disparate systems across the electronic bill payment value chain. Our billers gain access to the entirety of our biller platform through an easy-to-deploy, single point of access. These integrations allow us to own and control the key components of the electronic bill payment value chain, including accounting and back-end integrations to CIS and ERP systems. Our portfolio of integrations span hundreds of software versions – some of which are decades old but still in use today by many of our billers – which enables us to rapidly integrate with billers and financial institutions. We believe competitors would need to invest significant time and resources in order to replicate our software integration portfolio.

- Extensible: Our platform is designed to integrate with new payment and consumer engagement technologies as well as new software, strategic and IPN partners. For example, through integrations with PayPal and a leading global ecommerce retailer, we have extended our platform to hundreds of millions of new consumers who wish to interact with billers in the PayPal app or through the AI-assistant voice service of a leading global ecommerce retailer.

- Secure: Biller, financial institution, partner and consumer security is of paramount importance to our business. Our PCI-DSS-compliant platform offers an intrusion detection and prevention system, multi-factor authentication and encryption and tokenization capabilities. We enforce our security policies and procedures through regular internal and third-party audits, 24/7 digital monitoring, continued education and sophisticated technology tools.

Our Network

We believe our innovative technology platform enables us to sit at the nexus of a powerful multi-sided network of billers, financial institutions, partners and consumers. We use the power of this network to enhance the number of product-features each biller uses to promote transaction growth. Our portfolio data shows that payment adoption is highly correlated to feature utilization. By increasing feature usage, we believe we will realize an increase in transaction volume from our billers.

Our Billers

Our innovative technology platform empowers billers to offer electronic bill payment acceptance across multiple payment types, engage with their consumers and streamline their business operations efficiently and cost-effectively. We attract billers to our platform because our platform modernizes their payment infrastructure and helps them collect revenue faster and more profitably. Our platform is capable of posting payments directly to billers' systems in real time, which simplifies revenue operations and strengthens the relationship we have with billers.

Our Financial Institutions

Our network connects our financial institutions to thousands of billers and sources of money movement including virtually every bank and credit union in the US, debit card and credit card payments and multiple digital wallets. The network also enables consumers to make loan payments to our financial institutions from our other network partners. By using open application programming interfaces, or APIs, software development kit, or SDK, widgets and single-sign-on, or SSO, interfaces, our financial institutions have complete flexibility and control over how they integrate and deliver their services including modern digital bill presentment, payment and money movement services.

Value Proposition to Billers and Financial Institutions

Flexible and Integrated Platform: Billers and financial institutions can offer their consumers a variety of traditional and emerging payment and engagement technologies that enable the billers to collect revenue faster and drive improved customer satisfaction, while reducing costs such as their PCI-DSS compliance burden. Billers and financial institutions have the flexibility to integrate directly to our platform through APIs, iFrames or a fully hosted solution, which allows them to cost-effectively select and customize our solutions to fit their specific requirements. Because our platform is flexible and scalable, we believe our value proposition applies to all billers whether they ultimately choose to use our platform for all of their bills or continue using legacy bill payment systems or biller-direct solutions together with our solutions.

Long-term Growth and Operating Leverage: The scalability of our platform allows billers and financial institutions to capitalize on growth opportunities for their business. While helping billers grow their revenue, we also help reduce costs by leveraging our integrated technology architecture to automate manual workflows, which reduces error-prone manual data entry and efficiently reconciles payments to backend financial and operating systems.

Our Partners

As our biller base expands, we attract market-leading software, strategic and IPN partners that use our platform to power bill payment experiences within their ecosystems. Our innovative platform facilitates a modern bill presentment, consumer engagement and bill payment experience for our partners' customers, regardless of partner type.

Software Partners: Our software partners include large third-party technology providers, such as Oracle, which integrate our platform into their software suites to power bill payments for their customers and refer billers and financial institutions to us. For example, ERP providers integrate our platform into their own suite of solutions to offer a comprehensive solution set that enhances their ERP software with bill presentment, consumer engagement and bill payment capabilities. In certain cases, we have revenue sharing arrangements with our software partners based on our transaction fees. In other cases, rather than a revenue sharing arrangement, we and our software partner mutually benefit from the partnership as the software partner can offer a more comprehensive solution and stronger value proposition to its customers and we receive broader reach to potential billers and consumers, an efficient biller acquisition channel and stronger biller retention from an integrated solution.

Strategic Partners: Similar to our software providers, our strategic partners refer billers to us and, in many cases, integrate our solutions into their platforms. Our strategic partners, including JPMorgan Chase, U.S. Bank, and a major payroll solutions provider, work with us to offer bill presentment, consumer engagement and bill payment capabilities to their customers, which are billers. For example, a large commercial bank has many business clients who seek to improve and streamline the bill presentment and bill payment experience for their consumers. In that case, the large commercial bank partners with us to sell a joint solution. In other cases, the commercial bank may prefer to sell a white-labeled solution, which it obtains from us. Both co-sale and white-label arrangements typically involve revenue sharing agreements with the strategic partner based on the transaction fees we receive.

IPN Partners: Our IPN partners work with us to gain access to broader biller networks and provide their consumers with innovative technology to streamline bill payments. Our IPN partners include PayPal, for which we power bill payment capabilities, a leading global ecommerce retailer, through which we offer electronic bill presentment and payment via its AI-assistant voice service and mobile app, Walmart, for which we enhance in-person bill payment capability at Walmart Money

Centers, and Green Dot, to enable in-person cash payments at more than 90,000 retail locations in the Green Dot network. Unlike software and strategic partners, IPN partners typically have direct interactions with consumers, and leverage our platform to connect to our biller network. Through this connection, consumers can initiate bill payments through our IPN partners, which we route to the billers. There are many types of IPN partners, including consumer networks, retailers, banks and financial institutions. We offer consumer networks and retailers increased engagement with consumers by enabling streamlined bill presentment payment experiences for an array of billers through their networks. We similarly offer banks and financial institutions increased engagement with their retail clients. For IPN partners, we will typically receive a fee per transaction processed through our platform, and in some cases, we pay a referral fee to IPN partners.

Multiple Roles for Partners: Notably, partners may fit into multiple categories, particularly banks and financial institutions. For example, a bank can be a biller, a strategic partner and an IPN partner. As a biller, the bank generates bills, such as mortgage and credit card statements. As a strategic partner, the same bank uses our platform to power an omni-channel bill payment experience for a commercial customer of the bank. In this way, that commercial customer becomes a new biller for our network. Finally, as an IPN partner, the same bank leverages our IPN network to enable a more robust bill payment experience for its business customers and consumers by, for example, enabling its business customers and those businesses' consumers to pay bills using alternative payment channels, such as PayPal. For clarity, financial institutions may also be customers where the financial institution uses our platform to provide bill payment and other money movement services directly to consumers and businesses.

Value Proposition to Partners

Higher Consumer Satisfaction: Partners gain access to our network of billers and can provide turnkey electronic bill payment functionality to their consumers through flexible integration options. By integrating our platform into their ecosystems, partners can provide a more comprehensive solution and drive higher customer satisfaction.

Access to Innovative Technology Solutions: As consumers demand a more seamless and secure experience, partners require consumer engagement and payment technology that caters to the latest consumer trends. Our platform offers cutting edge technology that enables partners to grow mind and wallet share with their consumers.

Our Billers', Financial Institutions' and Partners' Consumers

As our platform reaches more consumers, we capture and monetize more payment transactions. In December 2024, approximately 46 million consumers and businesses used our platform to pay their bills. As consumers increasingly demand omni-channel bill payment solutions for more of their bills, we attract more billers and partners who look to our platform to meet that demand.

Value Proposition to Consumers

Next-Generation Electronic Bill Payment Tools: Consumers gain access to advanced payments functionality to streamline their omni-channel bill payment experience. Consumers can view and pay bills through a variety of payment channels and types, engage with their billers, financial institutions and retrieve actionable insights regarding their payments and billing history.

Control Over Financial Health: Consumers gain added control and visibility over their financial health on a daily basis through the advanced tools and features we provide. Our platform allows consumers to set the terms of their bill payments in a way that best suits their needs.

Growth Strategies

We intend to leverage our products and industry presence to establish our platform as the industry standard for electronic bill payments for billers, financial institutions and partners globally. Key elements of this strategy include:

Continue to Win New Billers, Financial Institutions and Partners

We believe the majority of billers and financial institutions use inferior electronic bill payment platforms. We plan to continue winning new billers, financial institutions and partners by investing in the growth of our IPN, expanding our diversified go-to-market strategies and strengthening our value proposition. We intend to continue winning market share through a superior product offering that is easy to integrate and provides a feature-rich experience for our billers, partners and consumers.

Grow with Existing Billers, Financial Institutions and Partners

We believe we have a significant opportunity to leverage the full scope of our highly scalable model to drive further adoption of our platform with existing billers, financial institutions and partners, including our IPN partners. We believe adding product features and additional functionality enables us to capture more electronic bill payments, strengthens our biller and partner retention and ultimately generates more transaction revenue.

Expand into New Channels and Industry Verticals

We intend to leverage our platform to expand into new channels and new industry verticals. In particular, we anticipate growth of our IPN and additional partnerships with leading business networks to drive further expansion into new channels. We also intend to continue to cost-effectively expand into new verticals and expect that our expansion efforts will center on verticals with favorable bill payment characteristics such as recurring payments for non-discretionary, essential services, similar to our previous expansion into the healthcare and insurance verticals. Our configurability and platform approach to new feature development enables us to cost-effectively extend products that were initially designed for an existing vertical into powerful use cases for new verticals.

Build New Products

We believe the significant investments we have made in our technology platform are a core differentiator of our business. As billers, financial institutions, partners and consumers adopt new consumer engagement and bill payment technologies, we intend to continue investing in our platform in order to create innovative features and add emerging payment types and alternative payment methods that further enhance bill payment and commerce experiences.

Leverage our Platform to Expand Internationally

We believe there is global demand for electronic bill payment technology among billers and financial institutions with international consumers and partners that serve international billers and financial institutions. Although substantially all of our revenue is generated in the United States, many of our largest domestic billers also serve billable consumers in international geographies and several of our domestic partners maintain international operations. We believe this presents us with a large opportunity to expand internationally without needing to significantly increase international headcount or retain local resources to initially serve international markets. Our international growth strategy is focused on leveraging our existing biller and partner relationships and we believe our platform is well-positioned to quickly adapt to local payment channels and regulatory schemes. In particular, we anticipate that our near-term international growth opportunities will come through our U.S.-based billers, financial institutions or partners seeking a technology platform to power bill presentment and payment in international markets within their existing industry verticals, as well as through our larger partners that serve international billers and financial institutions. We also expect to expand our existing presence in Canada and India over time, both within current and new industry verticals.

Pursue Selective Strategic Acquisitions

We plan to pursue strategic acquisitions that we believe will be complementary to our existing solutions, enhance our technology and increase the value proposition we deliver to our billers, financial institutions and partners and their consumers. For example, we may pursue acquisitions that we believe will help us expand within existing or new industry verticals and channels, accelerate our biller growth or enter new markets.

Go-to-Market Strategy

We employ a diversified go-to-market strategy that leverages targeted marketing efforts, a direct sales team and relationships with technology partners and resellers as we seek to acquire billers and financial institutions in an efficient manner. Our marketing strategy targets prospective billers and financial institutions through industry- and role-based marketing efforts at trade shows and industry events, direct marketing and social media programs. We also leverage partnerships and referral relationships of various types across a number of industry verticals.

Our direct sales team is responsible for outbound lead generation, driving new business and helping to manage account relationships and renewals. Our sales team also maintains close relationships with existing billers and financial institutions and acts as an advisor to each biller to help identify and understand their specific needs, challenges, goals and opportunities.

We also leverage strong relationships with our partners to extend the reach of our platform and receive new biller referrals. Our software partners, including Oracle, integrate our platform into their software products, enabling us to power their bill payment capabilities for their consumers. Our strategic partners, including JPMorgan Chase, U.S. Bank and a major payroll solutions provider, also refer new billers to our platform. Our software is regularly integrated with our software partners' offerings and with the software suites of other market-leading software providers commonly used by our billers, including SAP and Guidewire, in each case to power electronic bill payment functions for our billers and their consumers.

We also believe we benefit from the significant reach of our IPN. Through partnerships with PayPal, a leading global ecommerce retailer and financial institution partners, our platform reaches millions of consumers. Jointly delivering our platform with our software and strategic partners provides consistency of approach and a high-quality experience for billers, financial institutions, partners and consumers.

Competition

Our primary competition has historically been legacy solution providers and systems internally developed by financial institutions for bill presentment and payment services. The legacy solution providers have generally either served the financial services or the biller market individually. In both markets, legacy solution providers offer solutions for in-person cash payments, check-based mail payments, prior-generation IVR, phone-based payments and web-based payments, as well as a variety of point solutions for various payment needs. These solutions are often built via acquisitions and frequently not well integrated based on data architectures.

In the financial services market, providers integrate into a bank's online banking system. They offer access to a limited number of electronic bills, so only a fraction can be reviewed before deciding on payment. Once the consumer decides to pay the bill, the provider generally only allows for one type of payment, limiting the ability of consumers to use credit or other alternatives. The bank-based payments are slow, sometimes taking up to three days to reach a biller, so a consumer is not able to make a same-day payment.

In the biller-direct market, legacy providers have been slow to respond to biller and consumer needs because their systems are expensive to maintain and are not nimble enough to keep up with the pace of innovation. As a result, they do not offer the breadth of channels and payment methods demanded by consumers, nor the integration and analytics capabilities required by billers. We also compete on pricing, particularly in certain lower-margin industries where lower cost pricing can outweigh higher product quality and an enhanced customer experience.

We believe these solutions lack the modern infrastructure necessary to provide billers, financial institutions and consumers with an omni-channel electronic bill payment experience enhanced by AI, ML and contextualized data. We believe the strength and agility of our platform will drive our success in growing our business by demonstrating to billers, financial institutions and partners that our platform delivers superior business outcomes to those of third-party vendors or internally developed systems.

While competitive factors and their relative importance can vary, in general, we will be assessed on a number of factors including security, reliability, breadth and depth of functionality, ease of deployment and implementation speed, total cost of ownership and return on investment, customer satisfaction, customer service, partnerships, brand awareness and reputation and the ability to provide contextualized and actionable data-driven insights that improve the transaction experience. We believe we compete favorably on all of these factors.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights, trade secrets and contractual rights, to protect our proprietary software and our brands. We have obtained or applied for patent protection in the United States and certain countries on certain material aspects of our proprietary technologies and we have registered or applied to register certain of our trademarks in the United States and in specific countries. In addition to the intellectual property that we own, we license certain technologies and intellectual property from third parties, including software that is incorporated in our platform. We generally control access to and use of our software and other proprietary or confidential information through internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties who have access to our software and other confidential information.

As of December 31, 2024, we held 29 issued U.S. patents and one issued Canadian patent related to our proprietary technologies. As of December 31, 2024, we also had four published and two unpublished pending U.S. patent applications, and three pending patent applications in each of Australia, Brazil, Canada, China, Europe, India, Japan, Mexico, and South Korea. If our currently issued patents are maintained until the end of their terms, they will expire between 2025 and 2042. The expiration of these patents is not reasonably likely to have a material adverse effect on our business, financial condition or results of operations. In addition, as of December 31, 2024, we owned 15 registered U.S. trademarks and one registered trademark in each of the European Union, India, Japan, New Zealand and the United Kingdom. We also held five allowed and four pending trademark applications in the U.S., and one pending trademark application in Canada.

For additional discussion of how intellectual property protection affects our business, see the section titled "Risk Factors—Risks Related to Our Technology and Intellectual Property."

Government Regulations

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. Certain of our services are also subject to rules promulgated by various card and payment networks and other authorities, as more fully described below. These descriptions are not exhaustive, and these laws, regulations and rules frequently change and are increasing in number.

Our billers, financial institutions and partners and their consumers store personal and business information, financial information and other sensitive information on our platform. In addition, we receive, store, handle, transmit, use and otherwise process personal and business information and other data from and about actual and prospective billers, financial institutions and partners, as well as our employees and service providers. As a result, we and our handling of data are subject to a variety of laws, rules and regulations relating to privacy, data protection and information security, including regulation by various governmental authorities, such as the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. Our data handling and processing activities are also subject to contractual obligations and industry standard requirements. The U.S. federal and various state and foreign governments have also adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising, and other communications with individuals and businesses. The legislative and regulatory landscapes for privacy, data protection and information security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business.

In the United States, various laws and regulations apply to the security, collection, processing, storage, use, disclosure and other processing of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, and state and local laws relating to privacy and data security. Additionally, the FTC and many state attorneys general have interpreted and are continuing to interpret federal and state consumer protection laws to impose standards for the online collection, use, dissemination, processing and security of data. In addition, many states in which we operate have enacted laws that protect the privacy and security of sensitive and personal data, such as the California Consumer Privacy Act, or CCPA, as amended by the California Privacy Rights Act, or CPRA, in California. Certain other state laws impose similar privacy obligations, such as in New York, Nevada, Virginia, Colorado, Connecticut and Utah to name a few. In addition, all 50 states have data breach laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Several foreign countries and governmental bodies, including China, Australia, the European Union, or EU, and other countries have also established their own laws, rules and regulations addressing privacy, data protection and information security with regard to the handling and processing of sensitive and personal data obtained from their residents with which we or our billers, financial institutions or partners may need to comply. These laws and regulations, such as the EU's General Data Protection Regulation, or GDPR, are in certain cases more stringent than those in the United States. Because we process individually identifiable protected health information in certain cases, we are also subject to certain obligations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, as well as certain state laws and related contractual obligations.

We are also subject to the rules and standards of Visa, Mastercard, American Express, the National Automated Clearinghouse Association, or NACHA, and INTERAC, a Canadian interbank network, and other payment networks and their participants. In order to provide our payment processing services, we must be registered either indirectly or directly as service providers with the payment networks that we use. As such, we are subject to applicable card association and payment network rules, standards and regulations, which impose various requirements and could subject us to a variety of fines or penalties that may be levied by such associations or networks for certain acts or omissions. Card associations and payment networks and their member financial institutions regularly update and generally expand security expectations and requirements related to the security of consumer data and environments. Failure to comply with the networks' requirements, or to pay the fees or fines they may impose, could result in the suspension or termination of our registration with the relevant payment networks and therefore require us to limit or cease providing the relevant payment processing services. It could also cause existing billers, financial institutions or partners, their consumers or other third parties to cease using or referring our services or prospective billers, financial institutions or partners to terminate negotiations with us.

Further, we and our billers, financial institutions and partners are subject to a variety of U.S. state and federal laws, rules and regulations related to telemarketing, recording and monitoring of communications, such as the Telephone Consumer Protection Act, or TCPA, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, or CAN-SPAM Act and others, because our platform enables our billers and partners to communicate directly with their consumers, including via e-mail, text messages and calls, and also enables recording and monitoring of calls between our billers, financial institutions and partners and their consumers for training and quality assurance purposes. The FCC recently issued a new final rule on text messaging and the TCPA that went into effect in January 2025. Finally, several states have also enacted state-level laws modeled after the TCPA (e.g., "mini-TCPAs") which impose stricter regulations on telemarketing activities, including the use of automated systems for calls and text messages.

In addition to the laws and regulations described above, various regulatory agencies in the United States and in foreign jurisdictions continue to examine a wide variety of issues which are or may be applicable to us and may impact our business. These issues include payments, identity theft, account management guidelines, privacy, disclosure rules, cybersecurity and marketing. The banks we partner with are under growing pressure to increase scrutiny and oversight of their fintech customers, resulting in increasing pressure on us by our bank partners to enhance our AML/BSA compliance and sanctions screening controls. There is a risk a partner bank's regulator will examine our compliance program under enhanced standards applicable to banks. In addition, in the United States, almost all states regulate money transmission and while our services do not involve the movement of funds directly, there is a risk that a state regulator may misinterpret our services and find we are offering unlicensed money transmission. In Canada, we have determined we are subject to the Retail Payments Activity Act as a Payment Service Provider and have registered as such with the Bank of Canada, and as a Money Service Business with FINTRAC. Accordingly, we are now subject to increased scrutiny of compliance with Canadian payments regulations. The Consumer Financial Protection Bureau, or CFPB, and several states have provided guidance or prohibitions against the use of convenience or similar "pay-to-pay" fees in certain industries that may impact us and our billers. In January 2024, the CFPB issued a proposed rule that would prohibit non-sufficient funds fees on transactions declined in real time, with a swipe, tap or click. The laws and regulations relating to financial services, privacy, data protection and information security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. In late 2023, the CFPB proposed new federal oversight of large technology firms and providers of digital wallets and payment applications that would require such firms to adhere to the same rules as large banks, credit unions and other financial institutions already supervised by the CFPB. The ultimate adoption, scope or impact of this rule is uncertain, but if it becomes applicable to us, it could materially increase regulatory risks and impact the way we conduct our business. As our business continues to develop and expand, including internationally, we continue to monitor the additional laws and regulations that may become relevant. Any actual or perceived failure to comply with legal and regulatory requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, including class action litigation, consent decrees and injunctions, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, damages, fines, penalties, adverse publicity, reputational damage and constraints on our ability to continue to operate.

For additional discussion on governmental regulation and payment network operating rules affecting our business, please see the section titled "Risk Factors—Risks Related to Regulation."

Employees and Human Capital Resources

As of December 31, 2024, we employed 1,307 full-time employees and a small number of part-time employees. Our employees are located across the United States, in Canada as well as in India. None of our employees are represented by a labor union or are party to a collective bargaining agreement. We believe that we have good relationships with our employees.

Our employees are our most critical assets. The success and growth of our business depends on our ability to attract, reward, retain, and develop diverse, talented, and high-performing employees at all levels of our organization, while sustaining an environment of anti-discrimination that ensures equal access to opportunities. To succeed in an ever-changing and competitive labor market, we have developed human capital management strategies, objectives and measures that drive recruitment and retention, support business performance, advance innovation and foster employee development. Our human capital strategies and objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees and consultants. We believe we provide our employees significant ongoing career growth opportunities, with career paths, in an exciting growth company and industry. The principal purpose of our incentive programs is to attract, retain and reward personnel in an equitable way, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We are also focused on supporting our employees' health and safety and social well-being.

Available Information

We file or furnish periodic reports and amendments thereto, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission, or SEC. In addition, the SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our website is located at *www.paymentus.com*, and our reports, amendments thereto, proxy statements and other information are also made available, free of charge, on our investor relations website at *https://ir.paymentus.com/home/default.aspx* as soon as reasonably practicable after we electronically file or furnish such information with the SEC. Information contained in, or that can be accessed through, our or the SEC's website is not a part of, and is not incorporated into, this report.

Item 1A. Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the accompanying notes included elsewhere in this report before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business operations, results of operations, financial condition or prospects. The trading price of our Class A common stock could decline due to the materialization of any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below include forward-looking statements and our actual results may differ substantially from those discussed in the forward-looking statements. See the section titled "Special Note Regarding Forward-Looking Statements" for a discussion of such statements and their limitations. Our risk factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Risks Related to Our Business and Industry

Our historical growth rate may not be sustainable or indicative of our future growth.

Our historical growth rate, including in payment volumes, may not be sustainable or indicative of our future growth. Even though the number of billers, financial institutions and consumers who use our platform has experienced solid growth in recent years, there can be no assurance that we will be able to attract new billers and financial institutions or retain existing billers and financial institutions or maintain similar growth. Our costs associated with retaining revenue from existing billers and financial institutions are substantially lower than costs associated with attracting and generating revenue from new billers and financial institutions or costs associated with generating increased adoption of our platform by existing billers and financial institutions. Therefore, if we are unable to retain revenue from existing billers and financial institutions, even if related losses are offset by an increase in new billers and financial institutions or increased adoption of our platform by existing billers, our operating results could be adversely impacted. In addition, a failure to maintain our historical, or meet our expected, growth rates in our key performance metrics will likely have an adverse impact on the market price of our Class A common stock.

Our ability to attract new billers and financial institutions, retain revenue from existing billers and financial institutions or increase adoption of our platform by both new and existing billers is impacted by a number of factors, including:

- our transaction fees and certain of our billers' ability to pass them on to consumers;

- our ability to timely expand the functionality and scope of our platform;

- our ability to execute timely implementations of new billers and financial institutions to meet their expectations;

- our ability to maintain the rates at which our billers and financial institutions pay us and continue to use our platform;

- competitive factors, including the introduction of competing solutions, discount pricing and other strategies that may be implemented by our competitors;

- our ability to maintain high-quality customer support for billers, financial institutions and consumers;

- our ability to attract and retain strategic partners, software partners, resellers, referral partners and IPN partners;

- our ability to expand into new industries and market segments;

- actual or perceived privacy or security breaches or incidents;

- the frequency and severity of any system outages, technological changes or similar issues;

- our ability to successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our platform;

- our ability to increase awareness of our brand and successfully compete with other companies;

- our ability to expand internationally; and

- our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Our business could be harmed if we fail to manage our infrastructure to support future growth.

The historical growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of billers, financial institutions and partners using our platform and the number of bills processed through our platform has increased the amount of data that we process. Any problems with the transmission of increased data and bills could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform, including customer support, risk and compliance operations and professional services. Any failure of or delay in these efforts could result in service interruptions, impaired system performance and reduced biller, financial institution, partner and consumer satisfaction and retention. If sustained or repeated, these performance issues could reduce the attractiveness of our platform to billers, financial institutions and partners and could result in lost biller, financial institution and partner opportunities, higher attrition rates and service level penalties, any of which could hurt our revenue growth, biller, financial institution and partner loyalty and our reputation. Even if our efforts to scale our business are successful, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

Moreover, our historical growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We have grown substantially and intend to further expand our overall business, including headcount, with no assurance that our revenue will continue to grow or grow sufficiently to offset the costs associated with increased headcount. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. Furthermore, some members of our management have limited experience managing a large public company, so our management may not be able to effectively manage such growth in a public company environment. In managing our growing operations, we are also subject to the risks of over-hiring and over-compensating our employees and over-expanding our operating infrastructure, particularly during periods of higher than normal inflation. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, and is rooted in a philosophy of aligning our success with that of billers, financial institutions, partners and consumers. As a result of our growth, a significant portion of our employees have not been with us for a significant period of time. As we continue to grow and develop the infrastructure of a public company, we must effectively integrate, develop and motivate a growing number of new employees, who will be dispersed geographically, with our headquarters in Charlotte, North Carolina and a large employee presence across the United States, Canada and India. Our geographically dispersed and often remote workforce may make it more difficult for our management to manage our growth effectively, preserve our corporate culture and preserve our ability to execute quickly in further developing our platform and implementing new features and tools. Any failure to preserve our culture could also limit our ability to innovate, operate effectively, recruit and retain personnel, perform at current levels or execute on our business strategy effectively and efficiently.

If we are unsuccessful in establishing, growing or maintaining partnerships, our ability to compete could be impaired, and our operating results may suffer.

We rely on integration of our end-to-end electronic bill payment solution into third-party software products, which enables us to power such software products' bill payment capabilities. We also rely on strategic partners, such as U.S. Bank, JPMorgan Chase and a major payroll solutions provider, and industry-expert partners to refer new billers to our platform. Additionally, the IPN is our patented and proprietary network that enables partners, such as PayPal, Walmart, Green Dot, a leading global ecommerce retailer and banks, to embed our end-to-end electronic bill payment solution into their ecosystems through a single point of access. Collectively, our software, strategic and IPN partners drive increased transaction volume and adoption of our platform.

To grow our business, we will seek to expand our existing partnerships and establish additional relationships with strategic, software and IPN partners. Establishing such relationships, particularly with financial institutions and other large enterprises, entails extensive sales and marketing efforts with no guarantee of success. Sales and marketing to large organizations involve risks that may not be present, or that are present to a lesser extent, with sales and marketing to other, smaller organizations. We must invest significant time educating and selling to multiple management and technical decision-makers to obtain their support. In addition, we may be required to meet wide-ranging and detailed ancillary requirements. For example, financial institutions and many larger clients generally require us to submit to an exhaustive security audit, given the sensitivity and importance of storing consumer billing and payment data on our platform. Adoption is also frequently subject to budget constraints and unplanned administrative, processing and other delays, including considerable efforts to negotiate and document relationships. Further, platform deployment and integration with partners' software and other solutions requires significant efforts. If we are unable to increase adoption of our platform by partners and manage the costs associated with marketing our platform to potential partners and integrating with their systems, our business, operating results and financial condition may be adversely affected. In addition, if we are unsuccessful in establishing, growing or maintaining partnerships, our ability to compete could be impaired, and our operating results may suffer. If we lose one or more of our largest partnerships, we could also lose associated biller relationships or payment channels and our business, operating results and financial condition could be harmed.

If we are unable to increase our revenue at a rate sufficient to offset expected increases in our costs, or if the investments we make in our business fail to generate the expected benefits, our business, operating results and financial condition will be harmed and we may not be able to maintain profitability over the long term.

As we scale our business, we expect to continue to expend substantial financial and other resources on:

- sales and marketing, including an expansion of our sales organization and new initiatives in order to drive further expansion of our IPN and partner ecosystem;

- our technology infrastructure, including systems architecture, scalability, availability, performance and security;

- product development, including investments in our product development team and the development of new products and new functionality for our AI-enabled platform;

- regulatory compliance and risk management;

- acquisitions or strategic investments;

- expansion into new channels, verticals and international markets; and

- general administration, including increased legal and accounting expenses associated with being a public company.

The increased costs associated with these and other investments we may make in our business may fail to generate the expected benefits. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, operating results and financial condition will be harmed, and we may not be able to maintain profitability over the long term. In particular, we expect net income and adjusted EBITDA may be adversely impacted as we continue to make investments in our platform and our IPN, incur increased operating costs associated with being a public company, integrate our recent acquisitions and amortize the identifiable intangible assets that we recorded in conjunction with our recent acquisitions.

Additionally, we anticipate that our growth rate will decline over time to the extent that the number of billers and financial institutions using our platform increases and we achieve higher market penetration rates. As our growth rate declines, investors' perception of our business may be adversely affected and the market price of our Class A common stock could decline as a result. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to retain revenue from existing billers and financial institutions and increase adoption of our platform by existing billers.

Our sales efforts to large enterprises involve considerable time and expense with long and unpredictable sales cycles.

One of the factors affecting our growth and financial performance is the adoption of our platform by large enterprise billers and large financial institutions over legacy solutions and in-house proprietary technologies or our competitor's products. As part of our sales efforts, we invest considerable time and expense evaluating the specific organizational needs of potential billers and financial institutions and educating these potential billers and financial institutions about the technical capabilities and value of our platform. Because large enterprises tend to have more consumers impacted by a switch in billing services, they often evaluate our platform at multiple levels within their organization, each of which often have specific requirements, and typically involve their senior management. As a result, our sales efforts to large enterprises involve considerable time and expense with long and unpredictable sales cycles, which may cause our results of operations to fluctuate.

Large enterprise billers and large financial institutions also make product purchasing and adoption decisions based in part or entirely on factors, or perceived factors, not directly related to the features of platforms, including, among others, a biller's projections of business growth, uncertainty about economic conditions, capital budgets, anticipated cost savings from the implementation of our platform, potential preference for such biller's or financial institutions' internally-developed software and billing solutions, perceptions about our business and platform, more favorable terms offered by potential competitors and previous technology investments. In addition, certain decision-makers and other stakeholders within potential billers and financial institutions tend to have vested interests in the continued use of internally developed solutions or other existing electronic payment and billing solutions, which may make it more difficult for us to sell our products. As a result of these and other factors, our sales efforts to large enterprises typically require an extensive effort throughout the organization and a significant investment of human resources, expense and time, including by our senior management, and there can be no assurances that we will be successful in making a sale. If our sales efforts to a potential biller or financial institution do not result in sufficient revenue to justify our investments, our business, operating results and financial condition could be adversely affected.

We are subject to economic risk and inflationary pressures, the business cycles and credit risk of our billers, financial institutions and partners and their consumers, and the overall level of consumer, business and government spending, which could negatively affect our business, operating results and financial condition.

The electronic bill presentment and payment services industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. A sustained deterioration in general economic conditions in the markets in which we operate or increases in interest rates may adversely affect our financial performance by reducing the number or average payment amount of transactions made using electronic bill payments on our platform. Relatedly, a reduction in the amount of consumer spending could result in a decrease in our revenue and profit. If our billers present fewer bills to consumers using electronic billing or consumers making electronic bill payments spend less per transaction, we will have fewer transactions to process or lower transaction amounts, each of which would contribute to lower revenue. These developments could have a material adverse impact on our business, operating results and financial condition.

The United States economy experienced a period of prolonged economic uncertainty and inflationary conditions in 2022 and into 2023, with some moderation in 2024. These effects were particularly acute in the utility sector and negatively impacted our financial performance during this period. Although inflationary pressures eased to some extent in 2023 and remained relatively stable in 2024, economic uncertainty regarding inflationary conditions remains high and could adversely affect our 2025 performance. The introduction of new tariffs or trade disputes with other countries may exacerbate this risk. As a result of these conditions or in the event that worsen, some of our clients may defer anticipated implementations or reevaluate the development of technology resources, which could delay expected revenue recognition. Furthermore, inflationary pressures led to higher average bills, particularly in the utility sector, and increased interchange fees. We may not be able to adjust our pricing to fully address these pressures, and our ability to do so typically lags behind the impact of inflation on our clients, the rise in average bill amounts, and the increased interchange fees. Additionally, we may face challenges in prudently managing our expenses, as ongoing wage pressures due to inflation are placing short-term pressure on our EBITDA margins. Continued economic uncertainty and inflationary conditions could have a material adverse impact on our business, operating results, and financial condition.

Further, a downturn in the economy could force our billers, financial institutions or partners or their consumers to close or declare bankruptcy, resulting in lower revenue and earnings for us and greater exposure to potential credit losses and future transaction declines. For more information, please see the risks under "—Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by customers, financial institutions or transactional counterparties, could adversely affect our business, financial condition or results of operations" below. We also have a certain amount of fixed and other costs, including rent and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy. Changes in economic conditions could also adversely affect our future revenue and profit and cause a materially adverse effect on our business, operating results and financial condition.

The markets in which we participate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

The market for electronic bill presentment and payment services is fragmented, competitive and constantly evolving. Our primary competitors are legacy solution providers and financial institutions with internally developed solutions for bill presentment and payment services. With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense. Legacy solution providers, new market entrant solution providers and financial institutions may internally develop products, acquire existing, third-party products or enter into partnerships or other strategic relationships that would enable them to expand their product offerings to compete with our platform, provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us.

These legacy solution providers and financial institutions may have the operating flexibility to bundle competing solutions with other offerings, and may offer them at a lower price or for no additional cost to billers and financial institutions as part of a larger sale. Legacy solution providers offer solutions for in-person cash payments, check-based mail payments, prior-generation interactive voice response, or IVR, phone-based payments and web-based payments, as well as a variety of point solutions for various payment needs.

In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. New market entrants include a variety of payment processing vendors, particularly those focused on online and mobile payments, as well as mobile wallets and other offerings. Many of these new entrants are also potential partners of ours. As we look to market and sell our platform to potential billers, financial institutions or strategic partners with existing solutions, we must demonstrate to their internal stakeholders that our platform is superior to their current solutions. Furthermore, some lower margin industries are more sensitive to pricing and may select a lower cost provider over our more advanced solutions.

We compete on several factors, including:

- product features, quality and breadth and depth of functionality;

- ease of deployment and implementation speed;

- ease of integration with leading billing and enterprise software, customer information systems and banking technology infrastructures;

- ability to automate processes;

- cloud-based delivery architecture;

- advanced security, reliability, customer service and control features;

- data asset size and ability to leverage artificial intelligence, or AI, to grow faster and smarter;

- regulatory compliance leadership;

- brand awareness and reputation;

- pricing, total cost of ownership and return on investment; and

- consumer satisfaction.

Our competitors vary in size, breadth, and scope of the products and services offered. Many of our current and potential competitors have greater name recognition, longer operating histories, more established biller and consumer relationships, larger marketing budgets and greater resources than us. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and requirements.

For these reasons, we may not be able to compete successfully or continue to achieve or maintain market acceptance for our platform, any of which would harm our business, operating results and financial condition.

Our revenue is sensitive to shifts in payment mix.

A substantial majority of our revenue is derived from transaction fees, either absorbed by billers and financial institutions or paid by consumers, and the majority of bills on our platform are paid via credit or debit cards. In general, we receive more revenue for card-based payments than for electronic check and automated clearing house, or ACH, payments. Accordingly, if more consumers start paying their bills by electronic check, ACH or other payment methods with lower transaction fees, it could materially impact our operating results.

We expect fluctuations in our operating results, which will make it difficult to project future results and may cause the market price of our Class A common stock to decline.

Our growth makes it difficult for us to forecast our future operating results. Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance.

In addition to the other risks described herein, factors that may affect our operating results include the following:

- fluctuations in demand for our platform;

- our ability to attract new billers and financial institutions and retain and increase adoption by our existing billers;

- our ability to expand our relationships with our partners and identify and attract new partners;

- changes in payment method preferences and channels by consumers, which may affect our revenue and gross margin, particularly as a result of interchange fees;

- variations across the industries of our billers, which may affect payment methods used by consumers and average payment amounts and, in turn, our revenue and gross margin, particularly as a result of interchange fees;

- the impact of widespread health issues on our operating results, liquidity and financial condition and on our employees, billers, financial institutions, partners, consumers and other key stakeholders;

- changes in biller and financial institution preference for cloud-based services as a result of security breaches and incidents in the industry or privacy concerns, or other security or reliability concerns regarding our products;

- fluctuations or delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;

- changes in biller, financial institution and consumer budgets and in the timing of their budget cycles and purchasing decisions;

- potential and existing billers and financial institutions choosing our competitors' products or developing their own solutions in-house;

- the development or introduction of new platforms or services that are easier to use or more advanced than our current platform and suite of services;

- our ability to adapt to new forms or methods of payment that become widely accepted, including cryptocurrencies and blockchain-based transactions;

- the adoption or retention of more entrenched or rival services in the international markets where we compete or plan to compete;

- our ability to control costs, including our operating expenses;

- rising inflation and our ability to adjust pricing and control our costs, including employee wages and benefits and other operating expenses;

- the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

- the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

- the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining and motivating existing employees;

- the effects of acquisitions and their integration;

- general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our billers operate;

- the impact of new accounting pronouncements;

- changes in the competitive dynamics of our markets;

- security breaches of and incidents impacting, technical difficulties with, or interruptions to, the delivery and use of our platform; and

- awareness of our brand and our reputation in our target markets.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our operating results to vary significantly. In addition, we have incurred and expect to continue to incur significant additional expenses due to the increased costs of operating as a public company. If the assumptions used to plan our business are incorrect, our revenue may fail to meet our expectations and we may fail to meet profitability expectations. Further, if our quarterly operating results fall below the expectations of investors and securities analysts who follow our Class A common stock or result in a lowering of our financial guidance, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class action lawsuits.

We depend on third-party payment processors, sponsor banks and third-party printers to process bill payments made on our platform, and our business, operating results and reputation could be harmed if we experience service interruptions related to these processors.

We depend on third-party payment processors, including PayPal's Braintree service, sponsor banks and third-party printers to process bill payments made through various channels on our platform, including credit and debit cards, ACH transfers, eChecks and PayPal. The per-transaction settlement fees we pay under our agreements with these processors collectively comprise a significant portion of our cost of revenue. We also rely on payment processors to collect and store payment card information and provide certain fraud detection services. Our multiyear agreements with these processors contain industry-standard terms and conditions, including technical requirements for how we must process and settle transactions and chargebacks. These agreements also obligate us to comply with card networks' security standards and guidelines, and to reimburse the payment processors for any fines they are assessed by payment networks as a result of any rule violations by us. See the section titled "—Risks Related to Regulation—We are required to comply with payment network operating rules, and changes to such rules or payment network fees could harm our business."

If any of our processors were to terminate its relationship with us, whether as a result of a failure by us to meet our contractual obligations or for other reasons, or if any of them were to refuse to renew its agreement with us on commercially reasonable terms, we would need to engage one or more alternate processors. In that case, we could experience service interruptions and incur significant expenses in arranging for replacement payment processing services. Such interruptions could also negatively impact our reputation and our relationships with existing or potential billers, financial institutions and partners, as well as cause us to become obligated to provide service credits or refunds under our service level commitments. Likewise, our processors have in the past and may in the future experience outages that have and may cause us to temporarily lose our ability to process transactions on our platform. If any of our processors fails to meet our standards and expectations, becomes compromised or suffers errors, outages or vulnerabilities, we could temporarily lose our ability to process transactions on our platform until such issues have been remedied or we have engaged one or more alternate processors.

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow.

Our primary competition remains the legacy processes that billers and financial institutions have relied on for many years, such as physical bills, physical checks and non-scalable legacy IVR and similar systems, as well as systems developed internally by financial institutions. Our success depends to a substantial extent on the widespread adoption of our cloud-based electronic billing and payment platform as an alternative to these existing solutions and adoption by billers that are not using any such solutions at all. Some organizations may be reluctant or unwilling to use our platform for several reasons, including concerns about additional implementation and other costs or delays, uncertainty regarding the reliability and security of cloud-based offerings or lack of awareness of the benefits of our platform. Our ability to expand sales of our platform depends on several factors, including prospective billers' and financial institutions' awareness of our platform; the timely completion, introduction and market acceptance of enhancements to our platform or new products that we may introduce; the effectiveness of our marketing programs; the costs of our platform and the ability of billers to pass on transaction costs to their consumers; and the success of competing solutions. If we are unsuccessful in developing and marketing our platform, or if organizations do not perceive or value the benefits of our platform as an alternative to legacy systems, the market for our platform may not continue to develop or may develop more slowly than we expect, either of which would harm our business, operating results and prospects.

Our risk management efforts may not be effective to prevent fraudulent activities, which could expose us to material financial losses and liability and otherwise harm our business.

We offer a software platform that automates the entire bill payment lifecycle, providing electronic bill presentment, consumer engagement and payment processing for a large number of billers, financial institutions and consumers. We are responsible for verifying the identity of our billers, and monitoring transactions for fraud. We and our billers, financial institutions and partners have been in the past and will continue to be targeted by parties who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised business email accounts, employee or insider fraud, fake businesses and customers, account takeover, false applications and check fraud. We may suffer losses from acts of financial fraud committed by or against our billers, financial institutions or partners or their consumers, our employees or other third-parties.

The techniques used to perpetrate fraud on our platform are continually evolving, and we expend considerable resources to continue to monitor and combat them. In addition, when we introduce new products and functionality, or expand existing products, we may not be able to identify all risks created by the new products or functionality. Our risk management policies, procedures, techniques and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified or to identify additional risks to which we may become subject in the future. Furthermore, our risk management policies, procedures, techniques and processes may contain errors or our employees or agents may commit mistakes or errors in judgment as a result of which we may suffer large financial losses. The software-driven and highly automated nature of our platform could enable criminals and those committing fraud to cause significant losses to our business. As greater numbers of billers, financial institutions, partners and consumers use our platform, our exposure to material risk of losses from a single user, or from a small number of users, will increase.

Our current business and anticipated growth will continue to place significant demands on our risk management efforts, and we will need to continue developing and improving our existing risk management infrastructure, policies, procedures, techniques and processes. As techniques used to perpetrate fraud on our platform evolve, we may need to modify our products or services to mitigate fraud risks. As our business grows and becomes more complex, we may be less able to forecast and carry appropriate reserves on our books for fraud related losses. Further, these types of fraudulent activities on our platform can also expose us to civil and criminal liability and governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our third-party partners.

If we lose our founder and chief executive officer or other key members of our management team, or if we are unable to attract and retain executives and employees we need to support our operations and growth, our business may be harmed.

Our success and future growth depend upon the continued services of our management team and other key employees. Dushyant Sharma, our founder, chairman, president and chief executive officer, is critical to our overall management, as well as the continued development of our products, partnerships, culture and strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Our senior management and key employees are employed on an at-will basis. The loss of our founder and chief executive officer, or one or more of our other senior management members, or other key employees, could harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart.

Failure to attract and retain additional qualified personnel and any restrictions on the movement of personnel could prevent us from executing our business strategy and growth plans.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, compliance and risk management personnel and other key employees in our industry and location is intense and increasing. We compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software and payment systems, as well as for skilled legal and compliance and risk operations professionals. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. In addition, a new or revised visa program, and in particular one that limits the availability of H1-B and other visas, may impact our ability to recruit, hire, retain or effectively collaborate with qualified skilled personnel, including in the areas of AI and machine learning, and payment systems and risk management, which could adversely impact our business, operating results and financial condition. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

If we fail to offer high-quality customer support, if we experience complaints regarding our customer support or if our support is more expensive than anticipated, our business and reputation could suffer.

Billers and financial institutions and their consumers rely on our customer support services to resolve issues and realize the full benefits provided by our platform. High-quality support is also important to maintain and drive further adoption by our existing billers and their consumers. We primarily provide customer support to our clients over email, with some additional support provided over chat and through our platform, and to consumers over the phone. If we do not help our billers and financial institutions and their consumers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our billers and financial institutions and their consumers, our ability to retain billers and financial institutions, increase adoption by our existing billers and financial institutions and acquire new billers could suffer, and our reputation with existing or potential billers and financial institutions could be harmed. In addition, biller, financial institution and consumer complaints or negative publicity about our customer service could diminish confidence in and use of our products or services. Effective customer service requires significant expenses, which, if not managed properly, could negatively impact our profitability. If we are not able to meet the customer support needs of our billers and their consumers during the hours that we currently provide support, we may need to increase our support coverage and provide additional support by other means and methods, which may reduce our profitability.

If the fees we charge are unacceptable to our billers, financial institutions or their consumers, our business, operating results and financial condition could be harmed.

We generate substantially all of our revenue by charging billers and financial institutions fees on a per-transaction basis. As the market for our platform matures, or as new or existing competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing billers and financial institutions or attract new billers and financial institutions at fee levels that are consistent with our pricing model and operating budget. In addition, we may not be able to fully adjust our pricing with all of our customers to address inflationary pressures, and our ability to do so typically lags behind the impact of inflation on our clients, the increase in average bill amounts and increased interchange fees. Our pricing strategy for new products we introduce may prove to be unappealing to our billers, financial institutions or consumers, and our competitors could choose to bundle certain products and services competitive with ours and offer them at lower prices. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our business, operating results and growth prospects.

Further, a significant portion of our revenue is generated from billers that elect to pass on transaction fees to consumers. In certain markets, such as utilities and municipalities, such fees are commonplace. Despite the fact that such fees are relatively standard, they are often met with negative consumer perception and regulatory limitations, which could lead to heightened regulatory scrutiny and further pricing pressure.

If we fail to meet our service level commitments, we could be obligated to provide credits or refunds or face contract terminations, which could adversely affect our business, operating results and financial condition.

Many of our agreements with our billers, financial institutions and partners contain service level commitments, including commitments regarding the accuracy of information and data we provide and how quickly we will respond to support inquiries. If we are unable to meet the stated service level commitments or our platform suffers extended periods of unavailability or downtime, we may be contractually obligated to provide these parties with service credits or refunds. In addition, certain billers and financial institutions could shift to using a different solution such that we would no longer be their exclusive payment provider and we could also face contract terminations, either of which would adversely affect our future revenue. Further, any extended service outages could adversely affect our reputation, revenue and operating results.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing business needs, requirements or preferences, our products may become less competitive and our growth rate could decline.

The market for electronic bill presentment and payment services is relatively new and subject to ongoing technological change, evolving industry standards, payment methods and changing regulations, and changing biller, financial institution and consumer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, including launching new products and services. The success of any new product and service, or any enhancements or modifications to existing products and services depends on several factors, including the timely completion, introduction and market acceptance of such products and services, enhancements and modifications. If we are unable to enhance our platform, add new payment methods or develop or integrate new products that keep pace with technological and regulatory change and achieve market acceptance, or if new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely than our products, our business, operating results and financial condition could be adversely affected. Furthermore, modifications to our existing platform or technology will increase our research and development expenses. Any of the foregoing could reduce the demand for our services, result in biller, financial institution, partner and consumer dissatisfaction and adversely affect our business.

Growing use of artificial intelligence in our business has challenges that, if not properly managed could result in harm to our brand, reputation, business or customers, and adversely affect our results of operations.

While our use of AI and ML is not material at this time, in our biller platform, their use can present risks. AI algorithms may be flawed, and datasets may be insufficient. Inappropriate or controversial data practices by us or others could impair the acceptance of AI or ML solutions or subject us to lawsuits and regulatory investigations. These deficiencies could undermine the decisions, predictions or analysis AI applications produce, subjecting us to competitive harm, legal liability and brand or reputational harm.

In addition, the use of AI may increase cybersecurity risks, privacy risks, and operational and technological risks. The technologies underlying AI and their use cases are rapidly developing, and it is not possible to predict all of the legal, operational or technological risks related to the use of AI. Moreover, how AI is used is the subject of evolving review by various U.S. regulatory agencies, including the SEC and the FTC. It is possible that governments may also seek to regulate, limit, or block the use of AI or otherwise impose other restrictions that may hinder the usability or effectiveness of our products and services.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our biller and financial institution base and achieve broader market acceptance of our products.

Our ability to increase our biller and financial institution base and achieve broader market acceptance of our platform will depend to a significant extent on our ability to expand our sales and marketing organizations, and to deploy our sales and marketing resources efficiently. Although we will adjust our sales and marketing spend levels as needed in response to changes in the economic environment, we plan to continue expanding our direct sales team as well as our sales team focused on identifying partnerships. These efforts will require us to invest significant financial and other resources. We may not achieve anticipated revenue growth from expanding our sales team if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue.

As part of our long-term strategy, we anticipate expanding our operations internationally by targeting international billers, financial institutions and partners, and further expanding use of our platform internationally among our existing international billers, financial institutions and partners, which will create a variety of operational challenges.

A component of our long-term growth strategy involves expanding our operations internationally. Although we currently generate substantially all of our revenue in the United States, many of our largest billers have billable consumers in international geographies and some of our financial institutions have customers that send money to international geographies. We are continuing to adapt to and develop strategies to expand to international geographies. However, there is no guarantee that such efforts will have the desired effect or that we will be able to grow our international footprint without unexpected delay or expense when international expansion opportunities arise. If we invest substantial time and resources to further expand our operations internationally and are unable to do so successfully, cost-effectively and in a timely manner, our business and operating results may suffer.

Our long-term international operations strategy involves a variety of risks, including:

- changes in regulations and our ability to comply with and obtain any relevant licenses;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions;

- reduction in cross-border trade and other adverse impacts resulting from trade sanctions or changes in trade relations, laws or regulations;

- potential application of more stringent regulations relating to payments, privacy, data protection and information security, and the authorized use of, or access to, sensitive and personal data;

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws and similar laws and regulations in other jurisdictions; and

- unexpected changes in tax laws.

Acquisitions and strategic investments could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our business, operating results and financial condition.

As part of our long-term growth plans, we expect to acquire or invest in additional businesses, products or technologies that we believe could further complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions may divert management's time and focus from operating our business and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not such acquisitions are completed. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky and require unexpected investment. Completed and future acquisitions may result in unforeseen operational difficulties and expenditures associated with:

- incorporating new businesses and technologies into our infrastructure;

- consolidating operational and administrative functions;

- coordinating outreach to our community;

- maintaining morale and culture and retaining and integrating key employees;

- maintaining or developing controls, procedures and policies (including effective internal control over financial reporting and disclosure controls and procedures); and

- identifying and assuming liabilities related to the activities of the acquired business before the acquisition, including liabilities for violations of laws and regulations, intellectual property issues, commercial disputes, taxes and other matters.

Moreover, we may not benefit from our acquisitions as we expect, or in the time frame we expect. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment and exposure to claims and disputes by third parties, including intellectual property claims. We also may not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. In addition, if an acquired business fails to meet our expectations, our business, operating results and financial condition may suffer. Acquisitions could also be viewed negatively by analysts or investors, which could cause our stock price to decline.

If we fail to maintain and enhance our brand, our ability to expand our business, operating results and financial condition could be adversely affected.

We believe that maintaining and enhancing the Paymentus brand is important to support the marketing and sale of our existing and future products to new billers, financial institutions and partners and to increase adoption of our platform by existing billers and partners. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing and demand generation efforts, our ability to provide reliable products that continue to meet the needs of our billers, financial institutions and consumers at competitive prices, our ability to maintain our billers', financial institutions' and consumers' trust, our ability to continue to develop new functionality and products and our ability to successfully differentiate our products from competitive products and services. Our promotion activities may not generate brand awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. Further, any negative publicity about our industry, our company, the quality and reliability of our products and services, our risk management processes, our privacy, data protection or information security practices, litigation, regulatory activity or the experience of billers, financial institutions and partners with our products or services could harm our reputation. If we fail to successfully promote and maintain our brand, our business, operating results and financial condition could be adversely affected.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings and cash from operations. We intend to continue to make investments to support our business, which may require us to engage in equity, equity-linked or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. The market prices for other technology companies have been highly volatile, which may also reduce our ability to access capital on favorable terms or at all and adversely impact the market price of our Class A common stock. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, financial condition and prospects. If we incur debt, the debt holders would have rights senior to holders of our Class A common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our Class A common stock in the future. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock.

Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the market price of our Class A common stock and diluting their interests.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by customers, financial institutions or transactional counterparties, could adversely affect our business, financial condition or results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect our customers, financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, may lead to market-wide liquidity problems, disruptions in access to our cash balances, increased contractual risk and increased settlement risk. Although we assess our banking and customer relationships as we believe necessary or appropriate, we could experience losses, and our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial services industry or economy in general. These factors could include, among others, actual or perceived events such as liquidity constraints or failures such as the market-wide liquidity problems that were experienced after Silicon Valley Bank, Signature Bank and Silvergate Capital Corp. were each placed into receivership in 2023 ("Bank Events of 2023"), the ability to perform obligations under various types of settlement, financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry, companies that do business with such companies or companies that have customers or partners that do business with such companies.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws.

In addition, if our regulated customers in the financial services industry directly experience events similar to the Bank Events of 2023, this could result in settlement risk, breach of certain contractual obligations, and result in losses, which may or may not be recoverable.

Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our business, financial condition or results of operations.

Widespread health issues or pandemics could have a material adverse impact on our employees, billers, financial institutions, partners, consumers and other key stakeholders, which could materially and adversely impact our business, operating results and financial condition.

We are subject to many risks associated with widespread health issues, such as the COVID-19 pandemic, which can result in significantly curtailed movement of people (both government-mandated and voluntary), goods and services. Such risks include, but are not limited to (1) extreme societal, economic and financial market volatility, resulting in business shutdowns and a global economic downturn, (2) uncertainty regarding the duration, timing and severity of the impact of such health issues on consumer behavior, (3) operating our business with a remote workforce, which can negatively impact employee productivity, training and collaboration as well as our sales and marketing efforts and our implementation cycles, (4) increased risks of security breaches or incidents due to remote operations and the costs associated with enhancing the security of our platform, data and internal information technology, or IT, infrastructure, and (5) the disruption of the operations of our billers, financial institutions and partners that may impact our operations. Any or all of these and other risks related to widespread health issues could materially and adversely impact our business, operating results and financial condition.

Natural catastrophic events and man-made problems such as power disruptions, computer viruses, security breaches and incidents and terrorism may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, commerce in general and the global economy, and thus could harm our business. Our headquarters are located in Charlotte, North Carolina, and we have a large employee presence in the United States, Canada and India. In the event of a major earthquake, hurricane, flood or catastrophic event such as fire, power loss, telecommunications failure, vandalism, cyber-attack, war or terrorist attack affecting regions where we maintain operations, have a significant customer presence, or where our data centers are located, we may be unable to continue our operations, experience reduced transaction volumes, and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security, security incidents, and unauthorized access to or loss, disclosure, modification, misuse, corruption, unavailability, or destruction of critical data, any of which could harm our business, operating results and financial condition. In addition, most of our employees currently work remotely. Given these widespread remote work arrangements, if a natural disaster, power outage, connectivity issue or other event occurs that impacts our employees' ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

Additionally, as computer malware, viruses, computer hacking, intrusions, ransomware attacks, denial-of-service attacks, social engineering attacks, fraudulent use attempts, phishing attacks and other security breaches and incidents have become more prevalent, we, and third parties upon which we rely, face increased risk in maintaining the performance, reliability, security and availability of our solutions and related services and technical infrastructure to the satisfaction of our billers, financial institutions, partners and consumers. Any computer malware, viruses, computer hacking, intrusions, ransomware attacks, denial-of-service attacks, social engineering attacks, fraudulent use attempts, phishing attacks or other security breaches and incidents related to our network infrastructure or information technology systems or to computer hardware we lease from third parties, could, among other things, harm our reputation and our ability to retain existing billers, financial institutions and partners and attract new billers, financial institutions and partners.

In addition, the insurance we maintain may be insufficient to cover our losses resulting from disasters, cyber-attacks or other business interruptions, and any incidents may result in loss of, or increased costs of, such insurance. The successful assertion of one or more large claims against us that exceed available insurance coverage, the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, operating results, financial condition and reputation.

Any future litigation, investigations or similar matters, or adverse facts and developments related thereto, could adversely affect our business, operating results and financial condition.

We have in the past and may in the future become subject to legal proceedings, claims, investigations or similar matters that arise in the ordinary course of business, such as claims brought by our billers or their consumers in connection with commercial disputes, employment claims made by our current or former employees or claims regarding misappropriation of consumer data. Litigation, investigations or similar matters might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, operating results and financial condition. Insurance might not cover such matters, might not provide sufficient payments to cover all the costs to resolve one or more such matters and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our Class A common stock.

Risks Related to Regulation

Payments and other financial services-related regulations and oversight are material to our business and any failure by us to comply could materially harm our business.

The local, state and federal laws, rules, regulations, licensing schemes and industry standards that govern our business, both directly and through our relationships with banks, card networks and other financial services partners, include, or may in the future include, those relating to payments services, such as payment processing and settlement services, anti-money laundering, combating terrorist financing, escheatment, international sanctions regimes and compliance with the Payment Card Industry Data Security Standard, or PCI-DSS, a set of requirements designed to ensure that all companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data. We do not directly collect or store payment card information; instead, we rely on a third-party payment processor to do so. These laws, rules, regulations, licensing schemes and standards are enforced by multiple authorities and governing bodies in the United States, including the Department of the Treasury, self-regulatory organizations and numerous state and local agencies. Currently, we do not possess any permits or licenses from financial regulators. We believe the licensing requirements of federal and state agencies that regulate or monitor banks or other types of providers of electronic commerce services do not apply to us. While our business itself is not currently subject to financial services-related regulation, and we have received confirmation from multiple state regulators that we are not required to obtain money transmitter licenses in those states, the banks, payment networks and card networks that we partner with operate in a highly regulated landscape and there is a risk that those regulations could become directly applicable to us, such as the Electronic Fund Transfer Act and the Bank Secrecy Act. Nevertheless, there is a risk that a state regulator may misinterpret our services and find we are offering unlicensed money transmission. In Canada, we have determined we are subject to the Retail Payments Activity Act as a Payment Service Provider and have registered as such with the Bank of Canada, and as a Money Service Business with FINTRAC. Accordingly, we are now subject to increased scrutiny of compliance with Canadian payments regulations. As we expand into new jurisdictions, the number of foreign laws, rules, regulations, licensing schemes and standards governing our business will expand as well. In addition, as our business and products continue to develop and expand, we may become subject to additional laws, rules, regulations, licensing schemes and standards. For example, the Consumer Financial Protection Bureau, or CFPB, and several states have recently provided guidance or prohibitions against the use of convenience or similar "pay-to-pay" fees in certain industries that may impact us and our billers. In January 2024, the CFPB issued a proposed rule that would prohibit non-sufficient funds fees on transactions declined in real time, with a swipe, tap or click. Also, in late 2023, the CFPB proposed new federal oversight of large technology firms and providers of digital wallets and payment applications that would require large nonbank financial companies handling more than 5 million transactions per year to adhere to the same rules as large banks, credit unions, and other financial institutions already supervised by the CFPB. The ultimate adoption or impact of this rule is uncertain, but it could materially increase regulatory risks and impact the way we conduct our business. We may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing schemes or standards to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.

In the future, as a result of the regulations that are or may become applicable to our business, we could be subject to investigations and resulting liability, including governmental fines, restrictions on our business or other sanctions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions or be required to obtain additional licenses, certifications or regulatory approvals. There can be no assurance that we will be able to successfully implement changes to our business practices or obtain or maintain any such licenses, certifications or regulatory approvals, and, even if we were able to do so, there could be substantial costs and potential product changes involved in obtaining, maintaining and renewing such licenses, certifications and approvals, which could have a material and adverse effect on our business. In addition, we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, anti-money laundering, capitalization, corporate governance or other requirements of such licenses, certifications or approvals. These factors could impose substantial additional costs, involve considerable delay to the development or provision of our products or services, require significant and costly operational changes or prevent us from providing our products or services in any given market.

We are required to comply with payment network operating rules, and changes to such rules or payment network fees could harm our business.

Payment networks, such as Visa, Mastercard, American Express, NACHA and INTERAC, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including PCI-DSS, govern a variety of areas, including how consumers may use their cards, surcharging limitations, the security features of cards, security standards for processing, data protection and information security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. Participants are subject to audits by the payment networks to ensure compliance with applicable rules and standards.

NACHA recently announced several rule changes aimed at enhancing fraud detection, risk management, and the overall security of electronic payments. The rule changes include (but are not limited to): (1) effective March 20, 2026, Phase 1 of the risk-based processes to detect and prevent fraud are to be implemented by Non-consumer Originators, Third-Party Service Providers, and Third-Party Senders with annual ACH origination volumes of six million or more in 2023, and (2) effective June 19, 2026, Phase 2 will extend the fraud monitoring requirements introduced in Phase 1 to all remaining Non-consumer Originators, Third-Party Service Providers, and Third-Party Senders, ensuring comprehensive fraud detection and prevention across the ACH network.

We are required to comply with card network operating rules and have agreed to reimburse our service providers for any fines they are assessed by payment networks as a result of any rule violations by us. We may also be directly liable to the payment networks for rule violations. The payment networks set and interpret the card operating rules. The payment networks could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow or costly to implement. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. As a result of any violations of rules or new rules being implemented, the networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards, existing billers, partners or other third parties may cease using or referring our services, prospective billers, partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs, and the networks could refuse to allow us to process payments through their networks. Any of the foregoing could materially adversely impact our business, operating results and financial condition.

From time to time, these networks increase the fees that they charge payment processors. We could attempt to pass these increases along to our billers, but this strategy might result in the loss of billers to competing solutions. If competitive practices prevent us from passing along the higher fees to our billers in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings. In addition, regulators are subjecting interchange, surcharging and other fees to increased scrutiny, and new regulations could require greater pricing transparency of the breakdown in fees or fee limitations, which could lead to increased price-based competition, lower margins and higher rates of biller attrition and negatively affect our business, operating results and financial condition. As a result of any increased fees, such payments could become prohibitively expensive for us or for our billers.

We are subject to U.S. and foreign governmental laws, regulations, rules, standards, policies, contractual obligations and other legal obligations, particularly those related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business, by resulting in litigation, fines, penalties, increased costs or adverse publicity and reputational damage that may negatively affect the value of our business and decrease the market price of our Class A common stock.

Our billers, financial institutions and consumers store personal and business information, financial information and other sensitive information on our platform. In addition, we receive, store, handle, transmit, use and otherwise process personal and business information and other data from and about actual and prospective billers and financial institutions, as well as our employees and service providers. As a result, we are subject to a variety of laws, rules and regulations relating to privacy, data protection and information security, including regulation by various governmental authorities, such as the FTC, and various state, local and foreign agencies. Our data handling and processing activities are also subject to contractual obligations and industry standard requirements. The legislative and regulatory landscapes for privacy, data protection and information security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws or regulations could result in litigation, enforcement actions, damages, fines, penalties or adverse publicity and reputational damage, any of which could have a material adverse effect on our business, operating results and financial condition.

The U.S. federal and various state and foreign governments have also adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the security, collection, processing, storage, use, disclosure and other processing of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, and state and local laws relating to privacy and data security. Additionally, the FTC and many state attorneys general have interpreted and are continuing to interpret federal and state consumer protection laws to impose standards for the online collection, use, dissemination, processing and security of data.

In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal data and are considering or enacting new laws. Certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than international, federal, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, California's CCPA, as amended by the CPRA, broadly defines personal information, gives California residents expanded privacy rights and protections, including the right to access and delete certain personal information, as well as the right to opt-out of certain sales of personal information, and provides for civil penalties for violations and a private right of action for data breaches. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. California also has a dedicated state agency, the California Privacy Protection Agency ("CPPA"), that is vested with authority to implement and enforce the CCPA. We have taken steps to comply with applicable portions of the CCPA, but we cannot assure you that such steps completely eliminate the risk of liability under the CCPA. The interpretation and enforcement of the CCPA, as well as other rules promulgated by the CPPA, is in nascent stages, and further regulatory guidance may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and sanctions and litigation.

Certain other state laws besides California's CCPA impose similar privacy obligations, in addition to data breach notification laws in all 50 states. For example, the CCPA has prompted the enactment of several new state laws or amendments of existing state laws, such as in New York, Nevada, Virginia, Colorado, Connecticut and Utah. Although CCPA broadly includes business-to-business (B2B) as well as employee personal information, whereas the other states laws are mostly limited to individual consumers in their household context, these laws mark the beginning of a general trend toward more stringent privacy legislation in other U.S. states and have prompted a number of proposals for new federal and state-level privacy legislation. This legislation, if passed or amended, as well as interpretation and implementation of such legislation by state attorneys general or by federal or state regulatory authorities, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

In addition, several foreign countries and governmental bodies, including within the EU, China, Australia, and other countries, have established their own laws, rules and regulations addressing privacy, data protection and information security with regard to the handling and processing of sensitive and personal data obtained from their residents with which we or our billers, financial institutions or partners may need to comply. These laws and regulations are in certain cases more stringent than those in the United States and are also subject to interpretation and enforcement decisions by federal and state or provincial data protection authorities charged with implementing these laws. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of various types of data, including data that identifies or may be used to identify an individual, such as names, email addresses and in some jurisdictions, IP addresses. The EU's privacy, data protection and information security landscapes are currently evolving, resulting in possible significant operational costs for internal compliance and risk to our business. Within the EU, the GDPR, which went into effect in May 2018, contains numerous requirements and changes from previously existing EU law, including more robust, direct obligations on data processors in addition to data controllers, heavier documentation requirements for data protection compliance programs by companies and significant increase in the level of sanctions for non-compliance as compared to previous EU data protection law. In particular, under the GDPR, EU data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the data controller's or data processor's total global turnover for the preceding fiscal year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. We have taken steps to comply with applicable portions of the GDPR, but we cannot assure you that such steps completely eliminate the risk of liability under the GDPR. The laws and regulations relating to privacy, data protection and information security are evolving, can be subject to significant change, and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

We are also subject to certain obligations under HIPAA, as amended by HITECH, as well as certain state laws and related contractual obligations. HIPAA imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses, as well as on business associates, like us, that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

The scope and interpretation of the laws and regulations relating to privacy, data protection and information security that are or may be applicable to us are often uncertain and may be conflicting, as a result of the rapidly evolving regulatory framework for privacy issues worldwide. It is possible that these laws, regulations, rules, self-regulatory standards and other actual or alleged legal obligations may be interpreted and applied in a manner that is inconsistent with our existing data management practices, solutions or platform capabilities. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. As a result of the laws that are or may be applicable to us, and due to the sensitive nature of the information we collect, we have implemented policies and procedures to preserve and protect our data and our platform users' data against loss, misuse, corruption, misappropriation caused by systems failures or unauthorized access. If our policies, procedures or measures relating to privacy, data protection, information security or the processing of data for marketing purposes or consumer communications fail to comply with laws, regulations, policies, legal obligations or industry standards, we may be subject to governmental enforcement actions, litigation, regulatory investigations, fines, penalties and negative publicity, and could cause our application providers, billers, financial institutions and partners to lose trust in us, and have an adverse effect on our business, operating results and financial condition.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. Because the interpretation and application of privacy, data protection and information security laws, regulations, rules and other standards are still uncertain, it is possible that these laws, rules, regulations and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the functionality of our platform. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business.

Further, any failure or perceived failure by us, or any third parties with which we do business, to comply with laws, regulations, policies (including our publicly posted privacy policies), procedures, measures, legal or contractual obligations, industry standards or regulatory guidance relating to privacy, data protection or information security may result in governmental investigations and enforcement actions, litigation, fines and penalties, or adverse publicity, and could cause our billers, financial institutions and partners to lose trust in us, which could have an adverse effect on our reputation, business, operating results and financial condition. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, information security, marketing and consumer communications, and we cannot predict the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations may be inconsistent among jurisdictions and may conflict with our current or future practices, which could impair our ability to develop and market new functionality and maintain and grow our biller and financial institution base and increase revenue. Additionally, our billers, financial institutions or partners may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Future restrictions on the collection, use, processing, storage, sharing or disclosure of various types of data, including financial information and other personal data, or additional requirements for express or implied consent of our billers, financial institutions, partners or consumers for the collection, use, processing, storage, sharing and disclosure of such information could require us to incur additional costs or modify our platform, possibly in a material manner, and could limit our ability to develop new functionality. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments.

If we are not able to comply with these laws or regulations, or if we become liable under these laws or regulations, we could be directly harmed, including through fines and litigation, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products, which would negatively affect our business, operating results and financial condition. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise adversely affect the growth of our business. Furthermore, any costs incurred as a result of this potential liability could harm our operating results.

Our and our billers' and partners' communications with existing and potential consumers are subject to laws regulating telephone and email marketing practices, and our or their failure to comply with such communications laws could adversely affect our business, operating results and financial condition and significantly harm our reputation.

Our platform enables our billers and partners to communicate directly with their consumers, including via email, text messages and telephone calls. Our platform also enables recording and monitoring of calls between our billers and partners and their consumers for training and quality assurance purposes. On occasion we also send communications directly to consumers. These activities are subject to a variety of U.S. state and federal laws, rules and regulations, such as the TCPA, the CAN-SPAM Act, and others related to telemarketing, recording and monitoring of communications. The TCPA prohibits companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and imposes other obligations and limitations on making phone calls and sending text messages to consumers. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. The TCPA, the CAN-SPAM Act and other communications laws, rules and regulations are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making compliance efforts more challenging. In addition, the FCC recently issued a new final rule on text messaging and the TCPA that went into effect in January 2025. Finally, several states have also enacted state-level laws modeled after the TCPA (e.g., "mini-TCPAs") which impose stricter regulations on telemarketing activities, including the use of automated systems for calls and text messages. We and our billers and partners may be required to comply with these and similar laws, rules and regulations. To comply with these laws, rules and regulations, in some cases we rely on our billers and partners to obtain legally required consents from their consumers to receive communications sent using our platform. We cannot, however, be certain that our or their efforts to comply will always be successful. Our business could be adversely affected by changes to the application or interpretation of existing laws, rules and regulations governing our platform's communication capabilities, or the enactment of new laws, rules and regulations, and by our and our billers' and partners' failure to comply with such laws, rules and regulations in using our platform. If any of these laws, rules or regulations were to significantly restrict our or our billers' or partners' ability to use our platform to communicate with existing and potential consumers, we may not be able to develop adequate alternative communication modules for our platform. Further, our or our billers' or partners' non-compliance with these laws, rules and regulations could result in significant financial penalties, litigation, including class action litigation, consent decrees and injunctions, adverse publicity and other negative consequences, any of which could adversely affect our business, operating results and financial condition and significantly harm our reputation.

If we fail to comply with extensive, complex, overlapping and frequently changing rules, regulations, standards and legal interpretations, our business could be materially harmed.

Our success and increased visibility, and that of the electronic and online billing and payments sector more generally, may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to our business. We are subject to a wide variety of local, state, federal and international laws, rules, regulations, licensing schemes and industry standards in the United States and in other countries in which we operate. These laws, rules, regulations, licensing schemes and standards govern numerous areas that are important to our business. In addition to the payments and financial services-related regulations, and privacy, data protection and information security-related laws, our business is also subject to, without limitation, rules and regulations applicable to securities, labor and employment, immigration, competition and marketing and communications practices. Laws, rules, regulations, licensing schemes and standards applicable to our business are subject to change and evolving interpretations and application, including by means of legislative changes and executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. Actions by the current U.S. presidential administration could have further impacts on our business if previously enacted laws are amended or if new legislative or regulatory reforms are adopted. In addition, the change in administration has led and will lead to leadership changes at a number of U.S. federal regulatory agencies, including the SEC and agencies with oversight over the financial services industry, such as the CFPB. There is a substantial lack of clarity regarding the likelihood, timing and details of potential changes or reforms by the new administration and the U.S. Congress. This poses uncertainty with respect to such agencies' policy priorities and may lead to increased regulatory enforcement activity in the financial services industry. We may not be able to respond quickly or effectively to regulatory, legislative and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products and services and increase our cost of doing business.

There can be no assurance that our employees or contractors will not violate laws, rules, regulations, licensing schemes and industry standards. Any failure or perceived failure by us or our employees or contractors to comply with existing or new laws, rules, regulations, licensing schemes, industry standards or orders of any governmental authority (including changes to or expansion of the interpretation of those laws, regulations, standards or orders), may, among other things:

- subject us to significant fines, penalties, criminal and civil lawsuits, license suspension or revocation, forfeiture of significant assets, audits, inquiries, whistleblower complaints, adverse media coverage, investigations and enforcement actions in one or more jurisdictions levied by federal, state, local or foreign regulators, state attorneys general and private plaintiffs who may be acting as private attorneys general pursuant to various applicable federal, state and local laws;

- result in additional compliance costs and licensure requirements;

- increase regulatory scrutiny of our business;

- restrict our operations, product features, quality and breadth and depth of functionality; and

- force us to change our business practices or compliance program, make product or operational changes or delay planned product launches or improvements.

The complexity of U.S. federal and state regulatory and enforcement regimes, coupled with the current and potential future scope of our international operations and the evolving regulatory environment, could result in a single event giving rise to many overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions.

Any of the foregoing could, individually or in the aggregate, harm our reputation as a trusted provider, damage our brand and business, cause us to lose existing billers, financial institutions and partners, prevent us from obtaining new billers, financial institutions and partners, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, expose us to legal risk and potential liability, and adversely affect our business, operating results and financial condition.

We have previously identified material weaknesses in our internal control over financial reporting. Identification of additional material weaknesses in the future or a failure to maintain effective internal control over financial reporting, may result in material misstatements to our consolidated financial statements, adversely affect our ability to accurately and timely report our financial results, and may negatively impact investor confidence and our stock price.

We are required to comply with the rules of the SEC implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. In addition to disclosing changes that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting on a quarterly basis, we are required to make an annual assessment of the effectiveness of our internal control over financial reporting in our annual reports on Form 10-K. However, as an emerging growth company, our independent registered public accounting firm will not be required to audit the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company. If our internal control over financial reporting is not effective, management's report and our independent registered public accounting firm's report, when required, would be adverse.

As described in Item 9A of this annual report, we have previously identified material weaknesses in our internal control over financial reporting. Although such material weaknesses were remediated as of December 31, 2024, there can be no assurance that similar or new material weaknesses in our internal control over financial reporting will not be identified in the future. If we cannot remediate, in a timely manner, future material weaknesses in our internal control over financial reporting that we identify, our ability to accurately record, process, and report financial information and our ability to prepare financial statements within required time periods, could be adversely affected.

While the material weaknesses in internal control over financial reporting previously disclosed by us have since been remediated, the process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business, to economic and regulatory environments, and to expend significant resources to design and maintain effective internal control over financial reporting that satisfies our reporting obligations. Once we lose our status as an emerging growth company and are required to have our independent registered public accounting firm audit our internal control over financial reporting, we expect the need for significant resources and management oversight to increase further. Any failure to design, implement and maintain required new or enhanced controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements which could result in violations of applicable securities laws and stock exchange listing requirements, subject us to litigation and investigations, negatively affect investor confidence in our financial statements, and adversely impact our stock price and our ability to access capital markets. Furthermore, if we cannot provide reliable financial reports or prevent material misstatements due to fraud or error, our business and results of operations could be harmed, and investors could lose confidence in our reported financial information.

The requirements of being a public company may strain our resources, result in more litigation and divert management's attention.

We are subject to the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control over financial reporting on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. Once we lose our status as an emerging growth company and are required to have an integrated audit, we expect the need for significant resources and management oversight to increase further. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. We have and may need to continue to hire additional employees or engage outside consultants to comply with these requirements, which has and will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, due to ambiguities related to their application and practice or for other reasons, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to maintain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We are subject to laws and regulations regarding export control, import, economic and trade sanctions, anti-money laundering and counter-terror financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

We anticipate expanding internationally as part of our long-term growth strategy and will thus become subject to additional laws and regulations for which we will need to implement new regulatory compliance controls. In some cases, our products are subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, and our activities may be subject to trade and economic sanctions, including U.S. economic and trade sanctions administered by the U.S. Department of Treasury's Office of Foreign Assets Control, or OFAC, which we collectively refer to as trade controls. As such, a license may be required to export or re-export our products, or provide related services, to certain countries and billers and financial institutions. Further, our products incorporating encryption functionality may be subject to special controls applying to encryption items or certain reporting requirements. The process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities.

Even though we have procedures in place designed to ensure our compliance with trade controls, failure to comply with these controls could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges and reputational harm. Although we have no knowledge that our activities have resulted in violations of trade controls, any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit billers' and financial institutions' ability to implement our products in those countries. Changes in our products or changes in export and import regulations in such countries may create delays in the introduction of our products into international markets, prevent billers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential billers and financial institutions with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets could adversely affect our business, operating results and financial condition.

We are also subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. There has been increased scrutiny in the United States and globally regarding compliance with these laws and regulations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our billers. While we have controls in place that are designed to comply with applicable anti-money laundering and counter-terrorist financing laws and regulations, violations of these laws could subject us to investigations, settlements, prosecution, and other enforcement actions, which could have a material negative impact on our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the FCPA, U.S. domestic bribery laws and other anti-corruption laws in countries outside of the U.S. where we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Although we currently only maintain operations in the United States, Canada and India, as we increase our international cross-border business and expand operations abroad, we may engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. Our operations are dependent in part upon transmission bandwidth provided by third-party network providers and access to co-location facilities to house our servers, which in some countries may be state owned. Similarly, some of our billers and financial institutions may be state-owned, in each case exposing us to potential risks. In addition, we, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners and third-party intermediaries will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from management as well as significant defense costs and other professional fees. In addition, allegations or violations of anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from government contracting, reputational harm, adverse media coverage and other collateral consequences, all of which may have an adverse impact on our business, operating results, prospects and financial condition.

Changes in our effective tax rate or tax liability may adversely affect our operating results.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate due to changes in our business or differing statutory tax rates in various jurisdictions;

- changes in tax laws, tax treaties and regulations or the interpretation thereof, which may materially impact our results of operations, or the way we conduct our business;

- changes to our assessment about our ability to realize our deferred tax assets that are based on our future results, sources of taxable income, the prudence and feasibility of possible tax planning strategies and the economic and political environments in which we do business;

- the outcome of current and future tax audits, examinations or administrative appeals and the impact on our ability to sustain our reporting positions; and

- limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our operating results.

Further, in recent years new tax legislation eliminated the right to deduct research and development expenditures for tax purposes in the period the expenses were incurred and instead requires all U.S. and foreign research and development expenditures to be amortized over five and fifteen tax years, respectively. This capitalization requirement may materially increase deferred tax assets and cash tax liabilities as well as reduce our operating cash flows.

Risks Related to Our Technology and Intellectual Property

If we are unable to ensure that our platform interoperates with a variety of software suites, applications and other technologies that are developed by others, including our partners, or if there are performance issues with such third-party systems, our solutions will not operate effectively, we may become less competitive and our business, operating results and financial condition may be harmed.

Our platform must integrate with a variety of software suites, applications and other technologies that are developed by third parties, and we need to continuously modify and enhance our platform to adapt to changes in such software and other technologies. In particular, we have developed our platform to be able to easily integrate with key third-party applications of our software partners. We are typically subject to standard terms and conditions of providers of software or other technology, which govern the distribution and operation of such software and other technologies and are subject to change by such providers from time to time. Our business will be harmed if any provider of such software or other technologies:

- discontinues or limits our access to its software or other technologies;

- modifies its terms of service or other legal terms or policies, including fees charged to, or other restrictions on us;

- changes how information is accessed by us or our billers, financial institutions or partners or their consumers;

- has performance or other problems that affect the perception of our platform, products or services;

- establishes exclusive or more favorable relationships with one or more of our competitors; or

- develops or otherwise favors its own competitive offerings over our platform or products.

For example, to deliver a comprehensive solution, our platform integrates with offerings of popular software providers, including Oracle and SAP, through application program interfaces, or APIs, made available by these software providers. If any providers of software or other technologies change the features of their APIs, discontinue their support of such APIs, restrict our access to their APIs or alter the terms governing their use in a manner that is adverse to our business, we will not be able to provide synchronization capabilities, which could significantly diminish the value of our platform and harm our business, operating results and financial condition.

Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties as they continue to develop or emerge in the future, or we may not be able to make such modifications in a timely and cost-effective manner. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate our platform. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to our competitors or competitive products, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party software suites, applications and other technologies in the future, our business, results of operations and financial condition would be harmed.

Furthermore, the functionality of our platform also depends on our and our partners' ability to integrate our platform with their offerings. These partners periodically update and change their systems, and although we have been able to adapt our platform to their evolving needs in the past, there can be no guarantee that we will be able to do so in the future or in a way such that our billers, financial institutions or partners or their consumers are satisfied with the quality of work performed by us or with the technical support services rendered. In particular, if we are unable to adapt to the needs of our partners' platforms, software and solutions, our billers', financial institutions' and partners' operations may be disrupted, which could result in disputes with our billers, financial institutions or partners or their consumers or other third parties and additional costs to address the situation. Additionally, our billers, financial institutions and partners may terminate their relationship with us and we may lose access to large numbers of consumers and biller and financial institution referrals as a result.

Any negative publicity related to our solutions, regardless of its accuracy or whether the ultimate cause of any poor performance actually results from our platform, or from the systems of our billers, financial institutions, partners or consumers, may adversely affect our reputation, business, operating results and financial condition.

Interruptions or delays in the services provided by our third-party data centers or internet service providers could impair the delivery of our platform. Any changes in the systems that these providers make available to us that degrade the functionality of our platform, impose additional costs or requirements on us, or give preferential treatment to competitors' services, including their own services, could materially and adversely affect usage of our products and services.

Our third-party service providers are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and our review processes for such providers may be insufficient to identify, prevent or mitigate adverse events. The owners and operators of our current and future hosting facilities do not guarantee that our billers' or partners' or their consumers' access to our solutions will be uninterrupted, error-free or secure. We or our third-party service providers may experience website disruptions, outages and other performance problems. We have periodically experienced service disruptions in the past, and we cannot assure you that we will not experience service interruptions or delays in the future. We depend on our third-party service providers to protect their infrastructure against damage, interruption and other performance problems, maintain their respective configuration, architecture and interconnection specifications and protect information stored by such providers, as well as on internet service providers to transmit data. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use.

Although we have disaster recovery plans that use multiple data storage locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized entry or intrusion, sabotage, criminal acts, intentional acts of vandalism and other misconduct, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, negligence, infrastructure changes, human or software errors, fraud, spikes in biller, financial institution, partner or consumer usage and denial of service issues, hardware failures, improper operation, data loss, compromise or corruption, cybersecurity attacks, wars, hurricanes, tornadoes and other similar events beyond our control could negatively affect our platform. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any prolonged service disruption affecting our platform for any of the foregoing reasons could result in lengthy interruptions in the delivery of our platform, products or services, cause system interruptions, prevent our billers, financial institutions, partners or consumers from accessing their accounts online, damage our reputation with current and potential billers, financial institutions, partners or consumers, expose us to liability, cause us to lose billers, financial institutions, partners or consumers, cause the loss or unavailability of critical data, prevent us from supporting our platform, products or services, result in regulatory investigations, enforcement actions and litigation or cause us to incur additional expense in investigating, remediating and responding to these disruptions and arranging for new facilities and support or otherwise harm our business.

Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. System failures or outages could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could adversely affect our operating results and financial condition. In addition, certain of our third-party service providers are required to notify us if they experience a security breach or unauthorized disclosure of certain personal information, or, in some cases, confidential data or information of ours or our billers, financial institutions, partners or consumers, and their failure to timely notify us of such a breach or disclosure may cause us to incur significant costs or otherwise harm our business.

Our platform is accessed by many billers, financial institutions, partners and consumers, often at the same time. As we continue to expand the number of our billers, financial institutions, partners and consumers, and products available through our platform, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

We also depend on third-party internet-hosting providers and continuous and uninterrupted access to the internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our internet-hosting or bandwidth providers for any reason or if their services are disrupted, for example due to viruses, ransomware, denial of service or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar catastrophic events, we could experience disruption in our ability to offer our solutions and adverse perception of our solutions' reliability, or we could be required to retain the services of replacement providers, which could increase our operating costs and materially and adversely affect our business, operating results and financial condition.

Furthermore, prolonged interruption in the availability, or reduction in the speed or other functionality, of our platform, products or services could materially harm our reputation and business. Frequent or persistent interruptions in accessing our platform, products and services could cause billers, financial institutions, partners or consumers to believe that our platform, products and services are unreliable, leading them to switch to our competitors or to avoid our platform, products and services, and could permanently harm our reputation and business.

Additionally, as our billers, financial institutions and partners and their consumers may use our platform for critical transactions, any errors, defects or other infrastructure problems could result in damage to such billers', financial institutions', partners' or consumers' businesses. These billers, financial institutions, partners and consumers could seek significant compensation from us for their losses and our insurance policies may be insufficient to cover a claim. Even if unsuccessful, this type of claim may be time-consuming and costly for us to defend. Any of the foregoing could have a material adverse effect on our business, operating results and financial condition.

We may experience software and technology defects, undetected errors, development delays or other performance problems in our software and other technology used as part of our platform, which could damage biller, financial institution and partner relations, harm our reputation, result in significant costs to us, decrease our potential profitability and expose us to cybersecurity incidents and substantial liability.

We may modify, enhance, upgrade and implement new systems, procedures and controls in our software and technology to reflect changes in our business, technological advancements and changing industry trends. These modifications, enhancements or updates incorporated in our platform may contain undetected errors, viruses or defects when implemented or when new functionality is released. Despite extensive testing, from time to time we have discovered and may in the future discover defects or errors in our software and technology. Any performance problems or defects in our software and technology could materially and adversely affect our business, operating results and financial conditions, and could increase the risk of a cybersecurity incident. Defects, errors or other similar performance problems or disruptions, whether in connection with day-to-day operations or otherwise, could be costly for us, adversely affect our billers', financial institutions' or partners' businesses, harm our reputation and result in reduced sales or a loss of, or delay in, the market acceptance of our solutions. In addition, if we have any such errors, defects or other performance problems, our billers, financial institutions or partners could seek to terminate, or elect not to renew, their contracts with us, delay or withhold payment or assert claims against us. Any of these actions could also result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation, regulatory actions, or adverse publicity, which could materially and adversely affect our business, operating results and financial condition. Additionally, our software incorporates open-source code and any defects or security vulnerabilities in such open-source software could materially and adversely affect our business, operating results and financial condition by increasing the risk of a cybersecurity incident. Further, we rely on technology and software supplied by third parties that may also contain undetected errors, viruses or defects. Software defects and errors or delays in electronic bill presentment or our facilitation of payment processing could result in additional development and remediation costs, diversion of technical and other resources from our existing development efforts, loss of credibility with current or potential billers, financial institutions, partners and consumers, harm to our reputation and exposure to liability claims, any of which could result in a material adverse effect on our business, operating results and financial condition.

We use open source software in our platform and products, which may pose particular risks to our proprietary software in a manner that could subject us to litigation or other actions, negatively affect our ability to sell our products or otherwise adversely affect our business, operating results and financial condition.

Our platform incorporates software modules licensed to us by third-party authors under "open source" licenses, and we expect to continue to incorporate open source modules in our products and platform in the future. Because of this incorporation of open source modules, we may be subject to various restrictive requirements, such as a requirement to make publicly available all or part of the source code for modifications or derivative works created based on the type of open source software used in the work, or a requirement to grant licenses on unfavorable terms or at no cost for our derivative works.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide, or distribute our platform, products or services related to, the open source software subject to those licenses. In addition, the public availability of such software may make it easier for others to compromise our platform.

Although we generally monitor our use of open source software to avoid subjecting our platform to conditions we do not intend and to try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform, products and services will be effective. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products. Likewise, we could be sued and face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services. Litigation could be costly for us to defend, have a negative effect on our business, operating results and financial condition or require us to devote additional research and development resources to redesign our products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, be required to seek costly licenses from third parties, or provide our offerings on terms that are not economically feasible. We may need to re-engineer our platform (which could involve substantial time and resources), to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results and financial condition.

In addition to risks related to complying with applicable license requirements, a release of our proprietary code could also allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Furthermore, use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could materially and adversely affect our business, operating results and financial condition.

If we fail to adequately obtain, maintain, protect or enforce our intellectual property and proprietary rights, our competitive position could be impaired, our reputation could be harmed and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property and proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets and contractual provisions with our employees, independent contractors, consultants and third parties with whom we have relationships to establish and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property may be inadequate, may not afford complete protection and may not adequately permit us to gain or keep any competitive advantage. Our intellectual property and proprietary rights may fail to prevent unauthorized use or disclosure of our confidential information, intellectual property or technology, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology.

Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. Although we have been issued patents in the United States and Canada and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications or obtain the coverage originally sought. In addition, any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties, which could result in them being narrowed in scope or declared invalid or unenforceable. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may sue us for patent infringement and seek monetary damages or licensing fees, or enjoin the use of our technology. Any of our patents, trademarks or other intellectual property rights may lapse, be abandoned, be challenged or circumvented by others or invalidated through administrative process or litigation. We also may allow certain of our registered intellectual property rights, or our pending applications for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile. Despite our efforts to protect our intellectual property and proprietary rights, there is no guarantee that such rights will be sufficient to protect against others offering products or services that are substantially similar to ours, independently developing similar products, duplicating any of our products, designing around our patents, adopting trade names or domain names similar to ours, competing with our business or attempting to copy aspects of our technology and using information that we consider proprietary, thereby impeding our ability to promote our platform and possibly leading to biller, financial institution or consumer confusion. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours.

We cannot guarantee that our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties. Further, no assurance can be given that our agreements will be effective in controlling access to and distribution of our products and proprietary information, and they do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our platform.

We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our products, technology, systems, methods, processes, intellectual property and other proprietary information to create products and services that compete with ours. We cannot be certain that we will be able to prevent unauthorized use of our products, technology, systems, methods and processes or infringement, misappropriation or other violation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States, if at all. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our competitive position and materially and adversely affect our business, operating results and financial condition.

In addition to registered intellectual property rights such as issued patents and trademarks, we rely on non-registered proprietary information and technology, such as copyrights, trade secrets, confidential information, know-how and technical information. In order to protect our proprietary information and technology, we rely in part on confidentiality and intellectual property assignment agreements with our employees and contractors involved in the development of material intellectual property for us, which place restrictions on the employees' and contractors' use and disclosure of this intellectual property. However, these agreements may not be self-executing, sufficient in scope or enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. We cannot guarantee that we have entered into such agreements with each person or entity that may have or have had access to our trade secrets or proprietary information or otherwise developed intellectual property for us, including our technology and processes. Individuals that were involved in the development of intellectual property for us or who had access to our intellectual property but who are not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property.

Additionally, these agreements may be insufficient or breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. We may not be able to obtain adequate remedies for such breaches. Additionally, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us without disclosing that use or without providing us a license, disputes may arise as to the rights in related or resulting works of authorship, know-how and inventions. The loss of intellectual property rights could make it easier for third parties to compete with our products and services by copying our functionality.

Effective patent, copyright, trademark, service mark, trade secret and domain name protection is time-consuming and expensive. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective patent, copyright, trademark, service mark, trade secret and domain name protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial. Moreover, our failure to develop and properly manage and protect new intellectual property could hurt our market position and business opportunities. Furthermore, changes to U.S. or foreign intellectual property laws and regulations may jeopardize the enforceability and validity of our intellectual property portfolio and harm our ability to obtain patent protection, including for some of our unique business methods. We may be unable to obtain trademark protection for our products and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. We do not and may not own registered trademarks for all trademarks and logos used in our business in the jurisdictions in which we operate or may operate in the future. In addition, our trademarks may be contested or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources. In addition, our efforts may be met with defenses and counterclaims challenging the validity and enforceability of our intellectual property rights or may result in a court determining that our intellectual property rights are unenforceable. Further, we have and may in the future employ individuals who previously were employed by our competitors, and, as a result, those competitors may bring claims against such individuals or us alleging their intellectual property rights have been infringed, misappropriated or otherwise violated. If we are unable to cost-effectively protect our intellectual property rights, our business would be harmed. If competitors are able to use our technology or develop proprietary technology similar to ours or competing technologies, our ability to compete effectively and our growth prospects would be adversely affected.

We and our billers, financial institutions and partners and their consumers and other third parties that use our platform obtain, provide and process a large amount of sensitive and personal data. Any real or perceived improper or unauthorized use of, disclosure of or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business, operating results and financial condition.

We and our billers, financial institutions and partners and their consumers and the third-party vendors and data centers that we use obtain, provide and process large amounts of sensitive and personal data, including data provided by and related to consumers and their financial transactions, as well as other data of the counterparties to their payments. We face legal and regulatory risks, as well as risks to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies.

Cybersecurity threats and attacks, privacy and cybersecurity breaches, insider threats and malicious internet-based activity and other incidents continue to evolve in nature and become more sophisticated and severe, and providers of cloud-based services have frequently been targeted by such attacks, particularly in the financial technology sector. These cybersecurity challenges, including threats to our own IT infrastructure or those of our billers, financial institutions or partners or their consumers or third-party service providers, may take a variety of forms ranging from stolen bank accounts, business email compromises, biller or financial institution employee fraud, account takeover, check fraud or cybersecurity attacks, to "mega breaches" targeting cloud-based services and other hosted software. A cybersecurity incident or breach could result in loss, compromise, corruption or disclosure of confidential information, intellectual property and sensitive and personal data and impair our ability to provide our solutions and meet our billers', financial institutions' or partners' or their consumers' requirements, or cause production downtimes and compromised data. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As we increase our biller and financial institution base and our brand becomes more widely known and recognized, threat actors may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or our billers', financial institutions' or partners' or their consumers' sensitive and personal data. Information security risks for technology companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties as well as nation-state and nation-state-supported actors. Additionally, geopolitical events and resulting government activity could lead to information security threats and attacks by affected jurisdictions and their sympathizers. Because of our position in the financial services industry, we believe that we are likely to continue to be a target of such threats and attacks.

In addition, because we leverage third-party service providers, including cloud, software, data center and other critical technology vendors to deliver our solutions to our billers, financial institutions, partners or consumers and their clients, we rely heavily on the data protection and information security technology practices and policies adopted by these third-party service providers. Such third-party service providers have access to sensitive and personal data and other data about our billers, partners and employees, as well as consumers using our products and services to pay the bills of our billers, financial institutions. Some of these providers in turn may subcontract with other third-party service providers. Our ability to monitor our third-party service providers' data protection and information security practices and policies is limited. There have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our third-party service providers' software or systems have not been breached or compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems or the systems of third parties that support us and our services. A vulnerability in our third-party service providers' software or systems, a failure of our third-party service providers' safeguards, policies or procedures, or a breach of a third-party service provider's software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. Techniques used to sabotage or obtain unauthorized access to systems are constantly evolving and our third-party service providers may face difficulties or delays in identifying breaches and compromises, and notifying us of any such breaches and compromises. This could cause us to face delays in responding to any such breach or compromise and providing any required notifications to consumers or other third parties.

We have administrative, technical and physical security measures in place, and we have policies and procedures in place to contractually require service providers to whom we disclose data to implement and maintain reasonable privacy, data protection and information security measures. However, if our privacy, data protection or information security measures or those of the previously mentioned third parties are inadequate, breached or otherwise compromised, including as a result of third-party action, employee or contractor error, malfeasance, malware, phishing, hacking, system error, software bugs or defects in our products, trickery, process failure, or otherwise, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to or exfiltrates funds or accesses, modifies, corrupts, or destroys any sensitive or personal data on our systems or our partners' systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. If sensitive or personal data is unavailable, lost, modified, corrupted, or destroyed without authorization or improperly disclosed or threatened to be disclosed, we could incur significant costs associated with notification, remediation and the implementation of additional security measures, may be subject to regulatory scrutiny, investigations, proceedings and penalties, or incur significant liability and financial loss in the form of lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation, or adverse publicity, which could materially and adversely affect our business, operating results and financial condition.

In addition, our financial institution strategic partners conduct regular audits of our cybersecurity program, and if any of them were to conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us, and our financial results and business would be adversely affected. Under our terms of service and our contracts with strategic partners, if there is a breach of payment information that we store, we could be liable to the partner for their losses and related expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our platform. Any perceived or actual security breach or incident, regardless of how it occurs or the extent of the breach or incident, could have a significant impact on our reputation as a trusted brand, cause us to lose existing billers, financial institutions, partners and consumers, prevent us from obtaining new billers, financial institutions, partners and consumers, require us to expend significant funds to remedy problems caused by breaches and incidents and implement measures to prevent further breaches and incidents, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, indemnity obligations, damages for contract breach or penalties for violation of security obligations and costs associated with remediation, such as fraud monitoring and forensics, all of which could divert resources and attention of our management and key personnel away from our business operations and materially and adversely affect our business, operating results and financial condition. Any actual or perceived breach or incident at a third-party service provider providing services to us or our billers, financial institutions, partners or consumers could have similar effects. Further, as a result of the rise of remote and work from home settings, these cybersecurity risks may be heightened by an increased attack surface across our business and those of our partners and service providers. We cannot guarantee that our efforts, or the efforts of those upon whom we rely and partner with, will be successful in preventing any such breaches or incidents or protecting sensitive and personal data that they obtain and process on our behalf.

Federal, state and international regulations may require us or our billers, financial institutions or partners to notify governmental entities and individuals of breaches or incidents involving certain types of personal and sensitive data or information technology systems, within specified time frames and under certain conditions. Any noncompliance with these regulations, whether actual or perceived, and any security breach or incident on our systems, whether actual or perceived, could lead to public disclosures and negative publicity, erode consumer, biller, financial institution or partner confidence in the effectiveness of our security measures, negatively impact our ability to attract new billers, financial institutions, partners and consumers, cause existing billers, financial institutions, partners and consumers to elect not to renew or expand their use of our platform, services and products or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could materially and adversely affect our business, operating results and financial condition.

In addition, some of our billers, financial institutions and partners contractually require notification of security breaches or incidents and include representations and warranties in their contracts with us that our platform, products and services comply with certain legal and technical standards related to information security and privacy and meet certain service levels. In our contracts, a security breach or incident or operational disruption impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may constitute a material breach and give rise to a biller's, financial institution's or partner's right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent billers, financial institutions or partners from potentially terminating their contracts with us. Furthermore, although our contracts typically include limitations on our potential liability, we cannot ensure that such limitations of liability would be adequate or apply to security breaches or incidents.

While we maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by any security breach or incident. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, litigation to pursue claims under our insurance policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, reputation, operating results and financial condition.

We may in the future become subject to or initiate intellectual property disputes, which are costly and time-consuming to defend against or pursue, and may subject us to significant liability and increased costs of doing business.

We may in the future become subject to and involved in lawsuits, disputes, legal proceedings or claims to protect or enforce our intellectual property rights, and we may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property rights. Even if we believe that these claims are without merit, litigation may be necessary to determine the scope and validity of intellectual property or proprietary rights of others or to protect or enforce our intellectual property rights. The ultimate outcome of any litigation is often uncertain. Also, regardless of the outcome, lawsuits, with or without merit, are time-consuming and expensive to resolve and they divert management's time and attention. Lawsuits may also require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. Although we carry insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot assure you that the results of any such actions will not have an adverse effect on our business, operating results or financial condition.

The software industry is characterized by the existence of many patents, copyrights, trademarks, trade secrets and other intellectual property rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our software and technology may not be able to withstand any third-party claims against their use. We could also face trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our brand names. Any claims related to our intellectual property or biller, financial institution or consumer confusion related to our marketplace could damage our reputation and adversely affect our growth prospects. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them than we do. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents may provide little or no deterrence as we would not be able to assert them against such entities or individuals.

If a third party is able to obtain an injunction preventing us from accessing such third-party's intellectual property rights, or if we cannot license or develop alternative technology for any allegedly infringing aspect of our business, we may be forced to limit or stop sales of our products or cease business activities related to such intellectual property. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete.

We also are, and may in the future become, contractually obligated to indemnify our billers, financial institutions and partners in the event of infringement, misappropriation or other violation of a third party's intellectual property rights. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend and damaging to our reputation and brand.

Our business and platform depend in part on intellectual property and proprietary rights and technology licensed from or otherwise made available to us by third parties.

Much of our business and our platform rely on key technologies developed or licensed by third parties. These third-party software components may become obsolete, defective or incompatible with future versions of our services, relationships with the third-party licensors or technology providers may deteriorate, or our agreements with the third-party licensors or technology providers may expire or be terminated. Additionally, some of these licenses or other grants of rights may not be available to us in the future on terms that are acceptable, or at all, or that allow our platform, products and services to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Furthermore, incorporating intellectual property or proprietary rights licensed from or otherwise made available to us by third parties on a non-exclusive basis in our products or services could limit our ability to protect the intellectual property and proprietary rights in our services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.

We believe we have all the necessary licenses and other grants of rights from third parties to use technology and software that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses or other grants of rights on commercially reasonable terms from the third party, if at all, or cause the third party to commence litigation against us. Our failure to obtain necessary licenses or other rights, or litigation or claims arising out of intellectual property matters, may harm or restrict our business. Even if we were able to obtain a license or other grant of rights, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to or otherwise made available to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent or other intellectual property right. Any such litigation or the failure to obtain any necessary licenses or other rights could adversely impact our business, financial position, results of operations and liquidity.

Risks Related to Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations.

The market price of our Class A common stock has, and may continue to, fluctuate or decline significantly in response to numerous factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the market price of our Class A common stock include the following:

- market volatility and economic disruption;

- actual or anticipated fluctuations in our operating results;

- variations between our actual operating results, guidance, and the expectations of securities analysts, investors and the financial community;

- any forward-looking financial or operating information we may provide to the public or securities analysts, such as annual guidance, and any changes in this information or our failure to meet expectations based on this information;

- actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the significant voting control of Accel-KKR ("AKKR") and our founder and chief executive officer;

- additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market;

- announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- changes in operating performance and stock market valuations of companies in our industry, including our competitors, such as the widespread market revaluation of technology companies generally in 2022;

- price and volume fluctuations in the overall stock market, including as a result of trends in trading patterns or the economy as a whole;

- lawsuits, claims or investigations threatened, filed or initiated against us;

- developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

- other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many other technology companies' stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies' operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

Future sales of shares, or the perception that such sales could occur, could cause our stock price to decline.

Sales of a substantial number of shares of our Class A common stock, particularly sales by our directors, executive officers and principal stockholders, or the perception that such sales may occur could cause the market price of our Class

A common stock to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

As of December 31, 2024, we had 32,136,989 shares of Class A common stock and 92,699,294 shares of Class B common stock issued and outstanding. These shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act").

In addition, 2,096,168 shares of Class A common stock and 3,534,103 shares of Class B common stock were subject to outstanding equity awards as of December 31, 2024. We have registered under the Securities Act the offer and sale of all shares of Class A common stock and Class B common stock subject to equity awards outstanding and reserved for issuance under our 2012 Equity Incentive Plan and 2021 Equity Incentive Plan. The shares covered by those registration statements are eligible for resale in the public markets, subject to Rule 144 limitations applicable to affiliates. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the market price of our Class A common stock could decline.

Furthermore, up to 1,193,880 shares of Class A common stock may be issuable pursuant to warrant agreements with JPMC Strategic Investments I Corporation. These shares will become eligible for sale in the public market to the extent permitted by the vesting terms of the warrant, and Rule 144.

As of December 31, 2024, the holders of approximately 98 million shares of our Class A common stock and Class B common stock, or certain permitted transferees, are entitled to require us to file registration statements under the Securities Act for the public resale of the shares of Class A common stock, including shares issuable upon conversion of their shares of Class B common stock, or to include such shares in registration statements that we may file, subject to certain conditions. If we register the offer and sale of shares for the holders of registration rights, those shares can be freely sold in the public market upon registration.

The dual class structure of our common stock and our stockholders agreement have the effect of concentrating voting control with AKKR and our founder and chief executive officer, which limits or precludes your ability to influence corporate matters for the foreseeable future and may depress the market price of our Class A common stock.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, AKKR and our founder and chief executive officer, collectively controlled approximately 98% of the voting power of our outstanding common stock as of December 31, 2024 and therefore are able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents, compensation matters and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Further, the stockholders agreement we entered into with AKKR at the time of our IPO in May 2021 provides that, for so long as AKKR or certain of its permitted transferees hold more of our outstanding common stock than Mr. Sharma and certain of his affiliates, AKKR has the right to nominate (x) five directors to our board of directors for so long as AKKR beneficially owns at least 10% of our outstanding common stock and (y) two directors to our board of directors for so long as AKKR beneficially owns at least 5% but less than 10% of our outstanding common stock. Moreover, after such time as AKKR ceases to hold more of our outstanding common stock than Mr. Sharma and certain of his affiliates, AKKR will continue to have the right to nominate two directors to our board of directors until such time as AKKR ceases to beneficially own at least 5% of our outstanding common stock.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as transfers to affiliates, members or partners of AKKR and transfers for estate planning purposes so long as the transferring holder retains exclusive voting and dispositive power with respect to the shares transferred. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

In addition, certain index providers have implemented restrictions on including companies with multiple-class share structures in certain of their indices. The FTSE Russell requires new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders. The dual class structure of our common stock makes us ineligible for inclusion in these indices and we cannot assure you that other stock indices will not take similar actions. It is unclear what effect, if any, these policies have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Further, given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices will likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

AKKR controls us and its interests may conflict with ours or yours in the future.

As of December 31, 2024, AKKR controlled approximately 75% of the voting power of our outstanding common stock. As a result, AKKR has the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws, and the entering into extraordinary transactions, and the interests of AKKR may not in all cases be aligned with our or your interests.

AKKR may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in us, even though such transactions might involve risks to you. For example, AKKR could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Moreover, AKKR will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any acquisition of our company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

So long as AKKR continues to beneficially own a sufficient number of shares of Class B common stock, even if it beneficially owns significantly less than 50% of the shares of our outstanding common stock, it will continue to be able to effectively control our decisions. For example, if our Class B common stock amounted to 15% of our outstanding common stock, beneficial owners of our Class B common stock (including AKKR), would collectively control approximately 64% of the voting power of our common stock. Moreover, AKKR will continue to have the right to nominate directors to our board of directors under our stockholders agreement for so long as AKKR beneficially owns at least 5% of our outstanding common stock.

For the years ended December 31, 2024 and 2023, AKKR distributed to its investors, on a pro rata basis and for no additional consideration, 15,844,426 shares and 538,888 shares, respectively, of our Class B common stock, some of which was subsequently converted into shares of our Class A common stock. There can be no assurance regarding the further disposition of these shares by the recipients, future distributions of our Class B common stock held by AKKR, or subsequent conversion by recipients of distributed Class B shares into our Class A common stock or disposition thereof.

Our certificate of incorporation contains provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by, or presented to, AKKR or its affiliates, which could create conflicts of interest and have a material adverse effect on our business, results of operations, financial condition and prospects if attractive corporate opportunities are allocated by AKKR to itself, its affiliates or third parties instead of to us.

AKKR, our controlling stockholder, is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that would be complementary to our business if we acquired them. Our certificate of incorporation provides that, to the fullest extent permitted by law, none of AKKR or its affiliates, or any of their respective directors, partners, principals, officers, members, managers or employees, including any of the foregoing who serve as our officers or directors (all of whom we refer to as the "Exempted Persons"), has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our affiliates. In addition, to the fullest extent permitted by law, in the event that any Exempted Person is presented with a business opportunity, even if the opportunity is one that we or our affiliates might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, such Exempted Person has no duty to communicate or offer such business opportunity to us or any of our affiliates. No Exempted Person will be liable to us, any of our affiliates or our stockholders for breach of any fiduciary or other duty, solely by reason of the fact that any such Exempted Person pursues or acquires such business opportunity, sells, assigns, transfers or directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us or any of our affiliates. These provisions could create conflicts of interest and have a material adverse effect on our business, results of operations, financial condition and prospects if attractive business opportunities are allocated by AKKR or another Exempted Person to itself, its affiliates or third parties instead of to us.

If securities or industry analysts publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Class A common stock, the market price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts provide research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including:

- exemption from the requirement to have our registered independent public accounting firm attest to management's assessment of our internal control over financial reporting;

- exemption from compliance with the requirement of the PCAOB regarding the communication of critical audit matters in the auditor's report on the financial statements;

- reduced disclosure about our executive compensation arrangements; and

- exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Our status as an emerging growth company will end as soon as any of the following takes place:

- the last day of the fiscal year in which we have at least $1.235 billion in annual revenue;

- the date we qualify as a "large accelerated filer," with at least $700.0 million of equity securities held by non-affiliates;

- the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

- December 31, 2026.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

We may elect to take advantage of the "controlled company" exemption to the corporate governance rules for New York Stock Exchange-listed companies, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

AKKR controls a majority of the voting power of our outstanding common stock. Because we qualify as a "controlled company" under the corporate governance rules for New York Stock Exchange-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have an independent compensation committee or an independent nominating function. Even though we are not required to comply with these corporate governance requirements, we currently have chosen to do so. However, in the future, we could elect not to have a majority of our board of directors be independent or not to have an independent compensation committee or nominating and corporate governance committee. Accordingly, should the interests of our management and AKKR differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for New York Stock Exchange-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our Class A common stock.

Future issuances of shares of our Class A common stock, including in connection with acquisitions, or the conversion of a substantial number of shares of our Class B common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in dilution to existing holders of our Class A common stock. Also, to the extent outstanding options to purchase shares of our Class B common stock are exercised or options or other equity-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our Class A common stock.

Anti-takeover provisions in our charter documents or applicable state law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our Class A common stock.

In addition to AKKR controlling a substantial majority of the voting power of our outstanding common stock, our certificate of incorporation and bylaws contain provisions that could depress the market price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. Among other things, these provisions provide that:

- we have a dual class common stock structure, with differing voting rights;
- the authorized number of directors may be changed only by resolution of the board of directors;
- any vacancies on the board of directors and any newly created directorships may only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
- our board of directors is divided into three classes, each of which stands for election once every three years;
- there is no cumulative voting;
- the board of directors may issue "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;
- the board of directors may adopt, alter or repeal our bylaws;
- the forum for certain litigation against us is restricted to Delaware; and
- stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder's notice.

Additional provisions will become effective on such date when AKKR and its affiliates cease to beneficially own in the aggregate, directly or indirectly, at least 50% of the voting power of our capital stock, which, among other things, provide that:

- stockholders may not call special meetings of stockholders or act by written consent;

- directors may only be removed from office for cause and with the affirmative vote of at least a majority of the voting power of our outstanding capital stock; and

- amending certain provisions of our certificate of incorporation and bylaws will be subject to super-majority voting thresholds.

Moreover, our certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, and prevents us from engaging in a business combination with certain interested stockholders (excluding AKKR, certain of its direct or indirect transferees and any group as to which AKKR is a party), including a person who owns 15% or more of our voting stock for a period of three years from the date such person acquired such common stock, unless approval from our board of directors or stockholders is obtained prior to the acquisition and subject to other exceptions.

In addition, certain state laws may discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous.

Any provision of our certificate of incorporation or bylaws, or under any applicable state law, that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts are the

exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision does not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies' organizational documents has been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Overview

We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, operational disruption; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws; other litigation and legal risk; customer attrition; and reputational risks. We have implemented several cybersecurity processes, technologies and controls to aid in our efforts to assess, identify and manage such material risks.

Risk Management and Strategy

Our cybersecurity risk assessment process helps identify our cybersecurity threat risks by assessing our cybersecurity program against industry and best practices standards set by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization ("ISO") and the Center for Internet Security ("CIS"), as well as by annually engaging experts to attempt to infiltrate/test our information systems (as such term is defined in Item 106(a) of Regulation S-K).

We have established a cybersecurity risk management process that includes internal reporting of significant cybersecurity risk to our senior leadership and executive team on a monthly basis. At the management level, we have established an information security risk committee, chaired by our Chief Information Security Officer ("CISO") and comprised of employees and executive management, to, among other things, coordinate and communicate the direction, current state, security risks (gaps) and governance of our information security program. Our cybersecurity program focuses in particular on the following key areas:

Collaboration

To identify and assess material risks from cybersecurity threats, our Cybersecurity Governance, Risk and Compliance ("GRC") team considers cybersecurity threat risks alongside other company risks as part of our overall risk assessment process. Our enterprise risk professionals collaborate with subject matter experts, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity and potential mitigations.

Risk Assessment

We employ a range of tools and services including (but not limited to) regular network and endpoint monitoring, vulnerability assessments and penetration testing to inform our professionals' risk identification and assessment.

Technical Safeguards

We regularly assess and deploy internal and third party technical safeguards designed to protect our information systems from cybersecurity threats. Such safeguards are regularly evaluated and improved based on vulnerability assessments, cybersecurity threat intelligence and incident response experience.

Incident Response and Recovery Planning

We have established incident response and recovery plans and continue to regularly test and evaluate the effectiveness of those plans. Our incident response and recovery plans address and guide our employees, management and board of directors on our response to a cybersecurity incident. We also have relationships with third party experts that can be utilized in the case of an incident.

Third-Party Risk Management

Our cybersecurity risk processes address risks associated with our use of third-party service providers, including subcontractors used by those third-parties. Third-party risks are included within our GRC and procurement program, including the selection and oversight of our third-party service providers.

Education and Awareness

Our policies require each of our employees to contribute to our data security efforts. We regularly train employees of the importance of handling and protecting customer and employee data, including through annual privacy and security training to enhance employee awareness of how to detect and respond to cybersecurity threats. We also have annual specialized training of our development staff that focuses on secure development best practices.

External Assessments

We perform periodic internal and third-party assessments to test our cybersecurity controls and regularly evaluate our policies and procedures for handling and control of sensitive data and systems in an effort to identify areas for continued focus, improvement and/or compliance under various applicable regulatory frameworks (e.g., SOC, SOX, PCI, HIPAA).

Cybersecurity Risk Governance and Oversight

Board's Oversight Role

Cybersecurity is an important part of our risk management processes and an area of continued focus for our board of directors, audit committee and management. Our board of directors is responsible for the oversight of the overall corporate approach to cybersecurity risks. The board of directors has delegated such enterprise and cybersecurity risk management to its audit committee. At least quarterly, the audit committee and/or board of directors receives an overview from management of our cybersecurity threat risk management and strategy, covering topics such as data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan and any material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. Members of the audit committee and the board of directors are also encouraged to engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management programs.

Under its charter, the audit committee is charged with discussing our major financial, information technology and cybersecurity risk exposures and the steps management has taken to monitor and control such exposures as well as the oversight of management's plans to address such risks. One member of our audit committee and board of directors has a strong background in information technology and cybersecurity risk management through service in related senior executive positions of other publicly traded companies meets regularly with our CISO to discuss our cybersecurity risk management processes.

Management's Role

Our cybersecurity program, which is discussed in greater detail under the "Risk Management and Strategy" heading above, is led by our CISO, who has over 20 years of prior work experience in various roles with large public companies involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs. In addition, our CISO manages a team of highly trained and experienced cybersecurity professionals in support of the cybersecurity program.

Disclosure Controls and Procedures

In addition to the information security risk committee discussed above, we maintain a disclosure committee with certain responsibilities that include among other things, the discussion of cybersecurity matters for materiality, proper internal reporting systems and incident disclosure evaluation. The disclosure committee also has a cybersecurity subcommittee that meets at least quarterly to discuss ongoing internal and external cyber-events, as well as mapping out the response process in the event of a cybersecurity incident that may reasonably be viewed as potentially material, including assessing the incident, materiality and disclosure obligations.

Cybersecurity Risks

In 2024, we did not identify any cybersecurity threats that resulted in a material adverse effect on our business strategy, results of operations, or financial condition. Notwithstanding the discussion above and our efforts to address cybersecurity risks, we cannot guarantee that we can mitigate or eliminate all cyber-related risks, including those related to operational disruption; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; customer attrition; and reputational risks. We urge you to read our discussion regarding whether and how risks from identified cybersecurity threats could materially affect us as part of our risk factor disclosures at "Item 1A - Risk Factors"—Risks Related to Our Business and Industry" and "—Risks Related to Our Technology and Intellectual Property" of this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

Item 2. Properties

We are headquartered in Charlotte, North Carolina. We lease office space in Charlotte, North Carolina; Richmond Hill, Canada (part of the Greater Toronto Area); Dallas, Texas; Santa Clara, California; New York, New York and in Gurugram, Mohali and Bangalore, India. The table below sets forth certain information regarding these properties, all of which are leased. We also lease several smaller properties on a month-to-month basis.

Location	Type	Square Footage (approximate)	Lease Expiration
Charlotte, North Carolina	Corporate Headquarters	26,700	March 31, 2027
Richmond Hill, Canada	Office space	56,000	March 31, 2031
Richmond Hill, Canada	Office space	4,050	May 31, 2030
Dallas, Texas	Office space	10,100	March 15, 2027
Santa Clara, California	Office space	3,900	September 30, 2027
New York, New York	Office space	700	December 31, 2024[1]
Gurugram, India	Office space	19,800	February 1, 2029
Mohali, Punjab, India	Office space	4,850	December 31, 2025
Bangalore, India	Office space	4,100	December 31, 2025

[1] Month to month lease of desk space in a co-working and flexible office concept building.

For leases that are scheduled to expire during the next 12 months, we may negotiate new lease agreements, renew existing lease agreements or relocate to alternate facilities. We believe that our facilities are adequate for our needs and believe that we should be able to renew any of the above leases or secure alternative suitable property without an adverse impact on our operations.

Item 3. Legal Proceedings

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of our business, which may include claims relating to contractual disputes, product liability, tort or personal injury, employment, intellectual property or other commercial or regulatory matters. In addition, if current or future government regulations are interpreted or enforced in a manner adverse to our business, including among other things, those related to security and privacy laws, we may be subject to investigations, enforcement actions, penalties, damages, material limitations on our business, and reputational harm. Furthermore, we may become subject to stockholder inspection demands under Delaware law and derivative or other similar litigation. From time to time as appropriate, we accrue liabilities related to legal claims in our financial statements. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results or financial condition.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Paymentus Holdings, Inc. Class A common stock is listed on the New York Stock Exchange under the ticker symbol "PAY." There is no established trading market for our Class B common stock.

Holders

Based on the records of our transfer agent, as of March 6, 2025, there were 28 record holders of our Class A common stock and 34 record holders of our Class B common stock. Because a substantial portion of our shares of Class A common stock are held by brokers and institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Class A common stock represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our operating results, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may be limited by any future debt instruments or preferred securities.

Recent Sales of Unregistered Securities

Except as may have been previously reported in our filings with the SEC, there were no sales of unregistered securities during the fiscal year ended December 31, 2024.

Issuer Purchases of Equity Securities

Except as may have been previously reported in filings with the SEC, there were no repurchases of equity securities during the year ended December 31, 2024. We do not have any publicly announced or other repurchase plans regarding our Class A common stock.

Stock Performance Graph

The following graph and table compare the total stockholder return from May 26, 2021, the date on which our Class A common stock commenced trading on NYSE through December 31, 2024, based on an initial investment of $100 in each of:

- our Class A common stock;

- the Standard and Poor's 500 Stock Index, or S&P 500 Index; and

- the Standard and Poor's 500 Information Technology Index, or S&P Information Technology.

The performance graph and table are not intended to be indicative of future performance. The performance graph and table shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of the Company's filings under the Securities Act.



Comparsion of Cumulative Total Return since IPO

	May 26, 2021	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Paymentus Holdings, Inc.	$ 100.00	$ 166.57	$ 38.14	$ 85.10	$ 155.57
S&P 500 Index	100.00	113.71	91.60	113.80	140.32
S&P Information Technology	100.00	125.60	89.29	139.65	189.48

We will neither make nor endorse any predictions as to future stock performance or whether the trends depicted in the graph above will continue or change in the future.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below, those discussed in "Special Note Regarding Forward-Looking Statements" and those discussed in the section titled "Risk Factors" under Part I, Item 1A in this Annual Report on Form 10-K.

A discussion of changes in our results of operations from fiscal year 2022 to fiscal year 2023 and a discussion of our liquidity and capital resources for 2022 has been omitted from this Annual Report on Form 10-K but may be found under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Years Ended December 31, 2023 and 2022" and "—Liquidity and Capital Resources—"Sources and Uses of Funds" and "—Historical Cash Flows" in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 5, 2024, which is available free of charge on the SECs website at *www.sec.gov* and our website at *https://ir.paymentus.com/home/default.aspx*.

Overview

We are a leading provider of cloud-based bill payment technology and solutions. We deliver our next-generation product suite through a modern technology stack to more than 2,500 biller business and financial institution clients. Our platform was used by approximately 46 million consumers and businesses globally in December 2024 to pay their bills, make money movements and engage with our clients. We serve billers of all sizes that primarily provide non-discretionary services across a variety of industry verticals, including utilities, financial services, insurance, government, telecommunications, real estate management, education, consumer finance, healthcare and small business. We also serve financial institutions by providing them with a modern platform that their customers use for bill payment, account-to-account transfers and person-to-person transfers. By powering this comprehensive network of billers and financial institutions, each with their own set of bill payment requirements, we believe we have created an enviable feedback loop that enables us to continuously drive innovation, grow our business and uniquely improve the electronic bill payment experience for participants in the bill payment ecosystem.

Our platform provides our clients with easy-to-use, flexible and secure electronic bill payment experiences powered by an omni-channel payment infrastructure that allows consumers to pay their bills using their preferred payment type and channel. Because our biller platform is developed on a single code base and leverages a SaaS infrastructure, we can rapidly deploy new features and tools to our entire biller base simultaneously. Through a single point of integration to our billers' core financial and operating systems, our mission-critical solutions provide our billers with a payments operating system that helps them collect revenue faster and more profitably and empower their consumers with the information and transparency needed to control their finances.

We generate substantially all of our revenue from payment transaction fees and have achieved significant growth through our capital efficient model. We rely on a diversified go-to-market strategy to reach new billers. We acquire new billers through direct sales channels, software and strategic partnerships and our Instant Payment Network, or IPN, which together promote rapid adoption of our platform through partnerships with leading business networks. Through these channels, our platform reaches millions of consumers, driving transaction growth.

Our revenue is predictable to a certain degree. We derive the majority of our revenue from a fee paid per transaction by the consumer, the biller or a combination of both. Our usage-based monetization strategy aligns our economic success with the success of our billers and partners. Since we benefit from increased transactional volume, we do not charge separate license fees or implementation fees. In addition, our modern platform architecture allows us to provide integration, implementation, maintenance and upgrades at no additional cost to billers.

Impact of Economic and Inflationary Trends

The United States economy experienced inflationary conditions in 2022 and 2023, with some moderation throughout 2024. Interest rates remained relatively stable in 2024, and were cut near the end of the year. Gross domestic product showed growth, reflecting an improving economic environment. However, the impacts of prior years' inflation and economic uncertainty persists and may continue to pose challenges to our performance through 2025. In addition, the introduction of new tariffs or the escalation of trade disputes with other countries could potentially affect our future performance.

While inflationary conditions have stabilized, elevated costs—particularly in the utility sector—and higher interchange fees continue to impact our operations. To mitigate these pressures, we are proactively adjusting our pricing strategies; however, the timing of these adjustments typically lags behind the inflationary effects experienced by our clients. We remain committed to monitoring the economic landscape closely and will implement further pricing adjustments as needed to address ongoing market dynamics and maintain the resilience of our business.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from payment transaction fees. Transaction fees are fees collected for each transaction processed through our platform, on either a fixed basis or variable basis based on the transaction value, with the actual fees dependent on type of transaction, payment or transaction channel and industry vertical. However, irrespective of these factors, the transaction fees that we receive are generally consistent across transaction types, payment and transaction channels and industry verticals. We receive such transaction fees directly from billers, financial institutions, partners or, in some cases, from consumers as a convenience fee.

Cost of Revenue, Gross Profit and Gross Margin

Cost of revenue consists of certain direct costs that are directly attributed to processing transactions on our platform. This includes interchange, assessment and network expenses incurred for processing payments as well as costs of servicing our clients through product support, implementations and customer care. Cost of revenue also includes an allocation of hosting and data center costs for our infrastructure and platform environment, telecommunication expenses used by sales and customer support teams and a portion of amortization of capitalized internal-use software development costs and a portion of amortization of intangible assets, including amortization of intangible assets acquired as part of our acquisitions of other businesses. We expect that cost of revenue will increase in absolute dollars alongside revenue growth, but it may fluctuate as a percentage of revenue from period to period, as our transaction mix changes and we continue to invest in growing our business across all geographical segments, including through the potential acquisition of other businesses.

There are external factors that impact interchange fees, such as the average transaction amount in a particular month or quarter. For example, hot summers and cold winters tend to increase utility bills, and property taxes result in two larger payments per year, each of which increases our interchange cost in line with the seasonal nature of our business.

Gross profit is equal to our revenue less cost of revenue. Gross profit as a percentage of our revenue is referred to as gross margin. Our gross margin has been and will continue to be affected by a number of factors, including addition of large, high-volume enterprise billers with lower margins in our biller mix, average transaction value, payment type and payments and transactions through our IPN.

Operating Expenses

Research and Development

Research and development expenses consist of personnel-related expenses, including stock-based compensation expenses, incurred in developing new products or enhancing existing products and are expensed as incurred, unless they qualify as internal-use software development costs, which are capitalized and amortized. We expect our research and development expenses to increase in absolute dollars, but they may fluctuate as a percentage of revenue from period to period as we expand our research and development team to develop new products and product enhancements. Over the longer term, we expect research and development expenses to decrease as a percentage of revenue as we leverage the scale of our business.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses, including stock-based compensation expenses for sales and marketing personnel, sales commissions, partner fees, marketing program expenses, travel-related expenses and costs to market and promote our platform through advertisements, marketing events, partnership arrangements and direct biller acquisition as well as amortization of intangible assets acquired as part of our acquisitions of other businesses. We expect our sales and marketing expenses to increase in absolute dollars alongside revenue growth, but they may fluctuate as a percentage of revenue from period to period.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation expenses for finance, risk management, legal and compliance, human resources, information technology and facilities personnel. General and administrative expenses also include costs incurred for external professional services, leasing of office buildings and other corporate expenses. We expect to continue to incur additional general and administrative expenses to support the growth in our business and to meet regulatory compliance requirements. This includes the transition from an emerging growth company to a large accelerated filer for SEC compliance. We expect that our general and administrative expenses will increase in absolute dollars, but they may fluctuate as a percentage of revenue from period to period. Over the longer term, we expect general and administrative expenses to decrease as a percentage of revenue as we leverage the scale of our business.

Factors Affecting Our Performance

Increased Adoption of Electronic Bill Payment Solutions

As the number of financial transactions online continues to increase, electronic bill payment is becoming a greater share of the bill payment market. We have observed that consumers demand a frictionless electronic bill payment experience and increasingly prefer more flexible and innovative digital payment options. We expect this trend to continue, providing us with a greater opportunity to provide next-generation bill and digital payment technology and power more transactions, further fueling our growth.

Acquiring New and Maintaining Existing Billers and Financial Institutions

Our future growth depends on the continued adoption of our platform by new billers and financial institutions, as well as maintaining our existing billers and financial institutions. We intend to continue investing in our efficient go-to-market strategies, increasing brand awareness and driving adoption of our platform and products. We had more than 2,500 billers and financial institution clients as of December 31, 2024, including billers of all sizes and across numerous vertical markets and financial institutions of all sizes. Our ability to attract new, and maintain existing, billers and financial institutions and drive adoption of our platform will depend on a number of factors, including the effectiveness and pricing of our products, offerings of our competitors and the effectiveness of our marketing efforts. Our growth and performance also depends on our ability to promptly implement and begin recognizing revenues from our new billers and financial institutions.

Expanding Usage of Our Platform with Existing Billers and Financial Institutions

We believe our large base of existing billers and financial institutions represents a significant opportunity for further consumption of our platform. We believe our solutions create a superior experience for consumers and accelerate revenue realization for billers, which drives increased usage of our platform. We intend to continue investing in this value proposition. Leveraging our platform to capture more transactions from our existing biller and financial institution base is expected to organically drive transaction growth at lower cost.

Growing Our Partner Base

We believe there is a significant opportunity to increase the transactions on our platform through expanding our base of software, strategic and IPN partners. While revenue derived from or through our IPN partnerships has not been significant historically, we expect that the revenue contribution from our IPN will grow over time. As our IPN partner base expands, and new partners use our platform to power bill payment experiences within their ecosystems, we expect to organically expand the reach of our platform to millions of new consumers and thereby drive new, revenue-generating transactions to our platform. We intend to invest in the expansion of our partner base, including the addition of new IPN partners, because our ability to secure new partners will have a direct impact on our transaction growth.

Investing in Sales and Marketing

We will continue to expand efforts to market our platform through our diversified sales and marketing strategy. We intend to invest in sales and marketing strategies that we believe will drive further brand awareness and preference among our billers, financial institutions, partners and consumers. Given the nature of our biller, financial institution, and partner base, our investment in sales and marketing in a given period may not impact results until subsequent periods. We approach sales and marketing spend strategically to maintain efficient biller and partner acquisition.

Innovation and Enhancement of Our Platform

We will continue to invest in our platform and IPN to maintain our position as a leading provider of biller communication and payments. To drive adoption and increase penetration of our platform, we intend to continue to introduce new products and features. We believe that investment in research and development will contribute to our long-term growth, but may also negatively impact our short-term profitability. We will continue to leverage emerging technologies and invest in the development of more features and better functionality for consumers.

Key Performance and Non-GAAP Measures

We use the following metrics to measure our performance, identify trends affecting our business, prepare financial projections and make strategic decisions. We believe that these key performance and non-GAAP measures provide meaningful supplemental information for management and investors in assessing our historical and future operating performance. The calculation of the key performance and non-GAAP measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Transactions Processed

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Transactions processed	597.0	458.2	366.8

We define transactions processed as the number of revenue generating payment transactions, such as checks, credit card and debit card transactions, automated clearing house, or ACH, items and emerging payment types, which are initiated and generally processed through our platform during a period. The number of transactions also includes account-to-account and person-to-person transfers. The number of transactions processed during the year ended December 31, 2024 increased approximately 30.3% as compared to 2023. The number of transactions processed during the year ended December 31, 2023 increased approximately 24.9% as compared to 2022. The increase for both years was primarily driven by the addition of new billers and increased transactions from our existing billers.

Non-GAAP Measures

We use supplemental measures of our performance that are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles, or GAAP. These supplemental non-GAAP measures include contribution profit, adjusted gross profit, adjusted EBITDA and free cash flow.

Contribution Profit

We calculate contribution profit as gross profit plus other cost of revenue. Other cost of revenue equals cost of revenue less interchange and assessment fees paid by us to our payment processors.

Adjusted Gross Profit

We calculate adjusted gross profit as gross profit adjusted for non-cash items, primarily stock-based compensation and amortization of acquisition-related intangible assets and capitalized software development costs.

Adjusted EBITDA

We define adjusted EBITDA as net income before interest income (expense), net, other income (expense), depreciation and amortization of acquisition-related intangible assets and capitalized software development costs, and income taxes, adjusted to exclude the effects of net foreign exchange gain (loss), stock-based compensation expense and certain nonrecurring expenses that management believes are not indicative of ongoing operations.

Free Cash Flow

We calculate free cash flow as net cash provided by (used in) operating activities less capital expenditures, other intangible assets acquired, and capitalized internal-use software development costs.

How We Use Non-GAAP Measures

We use non-GAAP measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management and our board of directors to more fully understand our consolidated financial performance from period to period and helps management project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP measures provide our investors with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons. In particular, we exclude interchange and assessment fees in the presentation of contribution profit because we believe inclusion is less directly reflective of our operating performance as we do not control the payment channel used by consumers, which is the primary determinant of the amount of interchange and assessment fees. We use contribution profit to measure the amount available to fund our operations after interchange and assessment fees, which are directly linked to the number of transactions we process and thus our revenue and gross profit. There are limitations to the use of the non-GAAP measures presented in this report. Our non-GAAP measures may not be comparable to similarly titled measures of other companies; other companies, including companies in our industry, may calculate non-GAAP measures differently than we do, limiting the usefulness of those measures for comparative purposes. These non-GAAP measures should not be considered in isolation from or as a substitute for financial measures prepared in accordance with GAAP.

We also urge you to review the reconciliation of these non-GAAP financial measures included below. To properly and prudently evaluate our business, we encourage you to review the consolidated financial statements and related notes included elsewhere in this report and to not rely on any single financial measure to evaluate our business.

Contribution Profit

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Gross profit	$ 238,170	$ 182,342	$ 149,678
Plus: other cost of revenue	73,898	58,606	51,622
Contribution profit	$ 312,068	$ 240,948	$ 201,300

In general, contribution profit is driven by the number of transactions we process offset by network fees associated with processing those transactions. The amount of contribution profit per transaction may vary due to a variety of factors substantially outside of our control, including client size, type and industry as well as whether the client is a biller, financial institution or other partner. Contribution profit for the year ended December 31, 2024 increased approximately 29.5% as compared to 2023 and increased approximately 19.7% for the year ended December 31, 2023 as compared to 2022. The increase in 2024 was primarily driven by growth in transaction count and volume driven by the addition of new billers and financial institutions and increased transactions from our existing billers and financial institutions. The increase in 2023 was primarily driven by the addition of new billers and increased transactions from our existing billers, together with improvements resulting from disinflation in the utility sector on a year over year basis, pricing improvements from customers related to our inflation management and the implementation of certain cost improvement measures. For 2023 and 2024, contribution profit increased at a slower rate than transactions processed due to a continued mix shift to larger, high volume clients.

Adjusted Gross Profit

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Gross profit	$ 238,170	$ 182,342	$ 149,678
Stock-based compensation	251	156	—
Amortization of capitalized software development costs	17,911	13,341	8,761
Amortization of acquisition-related intangibles	3,313	3,314	3,316
Adjusted gross profit	$ 259,645	$ 199,153	$ 161,755

Adjusted gross profit for the year ended December 31, 2024 increased 30.4% as compared to 2023 and increased 23.1% for the year ended December 31, 2023 as compared to 2022. Adjusted gross profit is driven primarily by the same factors that impact gross profit with the exception of excluding the amortization in cost of revenue, as well as stock-based compensation. The increase in amortization for 2024 and 2023 was driven by the additional capitalization of software costs.

Adjusted EBITDA

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Net income (loss) — GAAP	$ 44,169	$ 22,322	$ (513)
Interest income, net	(8,742)	(7,019)	(1,663)
Other income[1]	(213)	—	—
Provision for (benefit from) income taxes	9,775	2,802	(795)
Amortization of capitalized software development costs	27,586	21,349	14,621
Amortization of acquisition-related intangibles	8,081	8,380	8,176
Depreciation	817	871	1,266
EBITDA	$ 81,473	$ 48,705	$ 21,092
Adjustments			
Foreign exchange gain	(132)	(12)	(5)
Stock-based compensation	12,855	9,390	6,736
Other nonrecurring expenses[2]	—	—	769
Adjusted EBITDA	$ 94,196	$ 58,083	$ 28,592

[1] Other income consists of a remeasurement adjustment relating to the purchase price of a prior acquisition.
[2] Other nonrecurring expenses represent an estimated liability booked in 2022 related to the cost of terminating a commercial contract.

As adjusted EBITDA is a measure of profitability, it is generally expected to move in line with revenue, contribution profit, gross profit and adjusted gross profit. Adjusted EBITDA increased 62.2% for the year ended December 31, 2024 compared to 2023 and increased 103.1% for the year ended December 31, 2023 compared to 2022. The increase in 2024 was primarily driven by growth in transaction count and volume driven by the addition of new billers and financial institutions and increased transactions from our existing billers and financial institutions. Adjusted EBITDA increased from 2022 to 2023 due to growth in transaction count and volume driven by the addition of new billers and financial institutions and increased transactions from our existing billers and financial institutions, together with improvements resulting from disinflation in the utility sector on a year over year basis, pricing improvements from customers related to our inflation management, the implementation of certain cost improvement measures and lower general and administrative expenditures primarily driven by lower insurance premiums and acquisition related costs.

Free Cash Flow

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Net cash provided by operating activities	$ 63,634	$ 68,828	$ 19,867
Purchases of property and equipment	(457)	(600)	(1,257)
Other intangible assets acquired	—	—	(280)
Capitalized internal-use software development costs	(36,119)	(33,699)	(29,763)
Free cash flow	$ 27,058	$ 34,529	$ (11,433)
Net cash used in investing activities	$ (36,761)	$ (34,299)	$ (34,560)
Net cash used in financing activities	$ (207)	$ (1,195)	$ (37,283)

The decrease in free cash flow for the year ended December 31, 2024 compared to 2023 was primarily as a result of a decrease in cash generated from operations, together with increases in capitalized software development costs. Cash generated from operations decreased in 2024 compared to 2023 primarily due to increased income taxes and investment in working capital during 2024 as we scaled significantly. The increase in free cash flow for the year ended December 31, 2023 compared to 2022 was primarily as a result of an increase in cash generated from operations.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31, 2024	2023	2022	Change 2024 versus 2023 $	%
	(in thousands)				
Revenue	$ 871,745	$ 614,490	$ 497,001	$ 257,255	41.9 %
Cost of revenue[1]	633,575	432,148	347,323	201,427	46.6 %
Gross profit	238,170	182,342	149,678	55,828	30.6 %
Gross margin	*27.3%*	*29.7%*	*30.1%*		
Operating expenses					
Research and development[1]	51,334	44,248	41,220	7,086	16.0 %
Sales and marketing[1]	105,052	83,996	73,295	21,056	25.1 %
General and administrative[1]	36,927	36,005	38,139	922	2.6 %
Total operating expenses	193,313	164,249	152,654	29,064	17.7 %
Income (loss) from operations	44,857	18,093	(2,976)	26,764	147.9 %
Interest income, net	8,742	7,019	1,663	1,723	24.5 %
Other income	345	12	5	333	n/m
Income (loss) before income taxes	53,944	25,124	(1,308)	28,820	114.7 %
(Provision for) benefit from income taxes	(9,775)	(2,802)	795	(6,973)	248.9 %
Net income (loss)	$ 44,169	$ 22,322	$ (513)	$ 21,847	97.9 %

[1] Stock-based compensation expense was allocated in cost of revenue and operating expenses as follows:

	Year Ended December 31, 2024	2023	2022
	(in thousands)		
Cost of revenue	$ 251	$ 156	$ —
Research and development	3,100	1,990	1,647
Sales and marketing	5,639	2,808	1,736
General and administrative	3,865	4,436	3,353
Total stock-based compensation	$ 12,855	$ 9,390	$ 6,736

The following table presents the components of our consolidated statements of operations for the periods presented as a percentage of revenue:

	Year Ended December 31, 2024	2023	2022
Revenue	100.0%	100.0%	100.0%
Cost of revenue	72.7%	70.3%	69.9%
Gross profit	27.3%	29.7%	30.1%
Operating expenses			
Research and development	5.9%	7.2%	8.3%
Sales and marketing	12.1%	13.7%	14.7%
General and administrative	4.2%	5.9%	7.7%
Total operating expenses	22.2%	26.8%	30.7%
Income (loss) from operations	5.1%	2.9%	(0.6)%
Interest income, net	1.0%	1.1%	0.3%
Other income	0.0%	0.0%	0.0%
Income (loss) before income taxes	6.1%	4.0%	(0.3)%
(Provision for) benefit from income taxes	(1.1)%	(0.5)%	0.2%
Net income (loss)	5.0%	3.5%	(0.1)%

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

The increase in revenue was primarily driven by an increase in the number of transactions processed, which was driven by the implementation of new billers and increased transactions from our existing billers.

Cost of Revenue, Gross Profit and Gross Margin

The increase in cost of revenue was driven by the increase in revenue and transactions processed, as it consists primarily of interchange fees and processor costs, as well as other direct costs associated with making our platform available to our billers.

Gross margin experienced a decrease, driven by changes in customer mix resulting primarily from the addition of large, high-volume enterprise billers with lower margins in our biller mix. This decline was partially offset by cost improvement initiatives and the realization of economies of scale.

Research and Development Expenses

The increase in research and development expenses was primarily due to increased amortization of capitalized internal-use software development costs, an increase in employee-related costs, including an increase in stock-based compensation and an increase in subscription cost for operational third party services.

Sales and Marketing Expenses

Sales and marketing expenses increased mainly due to a $16.7 million rise in reseller commissions, including the amortization of warrants aligned with the growth in our revenue. Additionally, employee-related costs grew as a result of increased hiring and higher stock-based compensation expenses.

General and Administrative Expenses

The marginal increase in general and administrative expenses was primarily due to increases in professional fees and legal fees, which were offset by lower cost of insurance premiums of certain business policies.

Interest income, net

The changes in interest income, net was a result of higher cash balances held with banks.

Income Taxes

The change in provision for income taxes, as well as the increase in our effective tax rate, which increased to 18.1% for the year ended December 31, 2024 as compared to 11.2% for the same period in the prior year, was primarily due to an increase in taxable income after utilizing a significant amount of net operating losses (NOLs), which were previously subject to a full valuation allowance. Additionally, the increase in our effective tax rate was influenced by permanent differences for disallowed stock-based compensation pursuant to IRC Section 162(m) and state taxes, which were partially offset by the release of the valuation allowance.

Liquidity and Capital Resources

Sources and Uses of Funds

As of December 31, 2024, we had $205.9 million of unrestricted cash and cash equivalents. We believe that existing unrestricted cash and cash equivalents will be sufficient to support our working capital and capital expenditure requirements for at least the next 12 months. Since inception, we have financed operations primarily through the sale of equity securities and revenue from payment transaction fees. Our principal uses of cash are funding operations, which primarily consist of employee-related costs, and acquisitions. Although subject to change based on market opportunity or changing priorities, currently, we do not have any material planned capital expenditures in the next 12 months.

From time to time, we may explore additional financing sources and means to lower our cost of capital, which could include equity, equity-linked and debt financing. We cannot assure you that any additional financing will be available to us on acceptable terms, or at all. The inability to raise capital would adversely affect our ability to achieve our business objectives. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we may be subject to increased fixed payment obligations and could be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business or execute our growth strategy. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors.

Historical Cash Flows

The following table summarizes our consolidated cash flows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Net cash provided by (used in)			
Operating activities	$ 63,634	$ 68,828	$ 19,867
Investing activities	(36,761)	(34,299)	(34,560)
Financing activities	(207)	(1,195)	(37,283)
Effects of foreign exchange on cash	(450)	176	(168)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 26,216	$ 33,510	$ (52,144)

Net Cash Provided by Operating Activities

Our primary source of operating cash is revenue from payment transaction fees. Our primary uses of operating cash are personnel-related costs, payments to third parties to fulfill our payment transactions and payments to sales and marketing partners. Net cash provided by operating activities mainly consists of our net income (loss) adjusted for certain non-cash items, including depreciation and amortization, stock-based compensation, other non-cash income and expense items, and net changes in operating assets and liabilities.

Net cash provided by operating activities for the year ended December 31, 2024 was $63.6 million. Net income was $44.2 million, adjusted for non-cash charges of $55.4 million consisting primarily of depreciation and amortization, stock-based compensation, amortization of capitalized contract acquisition costs and warrants cost, and non-cash lease expense, which contributed positively to operating activities. This was decreased by net cash outflows of $36.0 million for changes in our operating assets and liabilities.

Net cash provided by operating activities for the year ended December 31, 2023 was $68.8 million. Net income was $22.3 million, adjusted for non-cash charges of $46.1 million consisting primarily of depreciation and amortization, stock-based compensation, amortization of capitalized contract acquisition costs and warrants cost, and non-cash lease expense, which contributed positively to operating activities. This was increased by net cash inflows of $0.4 million for changes in our operating assets and liabilities.

Net Cash Used in Investing Activities

Cash used in our investing activities consists primarily of cash paid for capitalized internal-use software development costs and purchases of property and equipment and change in interest-bearing deposits.

Net cash used in investing activities for the year ended December 31, 2024 consisted of $36.1 million of capitalized internal-use software development costs, $0.5 million of purchases of property and equipment and $0.2 million of net change in interest-bearing deposits.

Net cash used in investing activities for the year ended December 31, 2023 consisted of $33.7 million of capitalized internal-use software development costs and $0.6 million of purchases of property and equipment.

Net Cash Used in Financing Activities

Cash used in financing activities consists primarily of option exercises and payments related to holdback liabilities related to acquisitions.

Net cash used in financing activities for the year ended December 31, 2024 consisted of $0.5 million of payments related to holdback liabilities settlement offset by $0.3 million proceeds from the exercise of stock options.

Net cash used in financing activities for the year ended December 31, 2023 consisted of $1.7 million of payments on other financing obligations, $0.1 million of payments on finance leases, offset by $0.6 million proceeds from exercise of stock-based awards by employees.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and commitments in cash as of December 31, 2024:

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating lease liabilities[1]	9,046	2,424	3,833	1,853	936
Purchase obligations[2]	10,943	7,716	3,227		
Other[3]	412	412			
	20,401	10,552	7,060	1,853	936

[1] Consists of operating lease liabilities for office space.
[2] Consists of purchase obligations which were not recognized on the balance sheet as of December 31, 2024, related primarily to infrastructure services and IT software and maintenance service costs.
[3] Consists of Acquisition holdback payments due to the former owners of PROFIT.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies and estimates that we believe have the most significant impact on our consolidated financial statements are described below. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

Revenue Recognition

Application of the accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Specifically, the determination of whether we are a principal to a transaction or an agent can require considerable judgment. We have concluded that we are typically the principal in our payment processing arrangements as we control the service on our platform. We also typically contract directly with our billers and have complete pricing latitude on the processing fees charged to our billers. As such, we bear the credit risk for network fees and transactions charged back to the biller. In circumstances where we have minimum revenue or transaction commitments, determining the appropriate accounting treatment of fixed and variable consideration may require considerable judgment.

We will evaluate our accounts receivable portfolio to determine if an allowance for credit losses is necessary. The development of the allowance for credit losses is based on an expected loss model that considers reasonable and supportable forecasts of future conditions and a review of past due amounts, historical write-off and recovery experience, as well as aging trends affecting specific accounts and general operational factors affecting all accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

We consider current economic trends when evaluating the adequacy of the allowance for credit losses. If circumstances relating to specific billers change or unanticipated changes occur in the general business environment, our estimate of the recoverability of receivables could be further adjusted.

Business Combinations

Upon acquisition of a company, we determine if the transaction is a business combination, which is accounted for using the acquisition method of accounting. Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed are recorded at fair value. We use our best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The determination of the fair values is based on estimates and judgments made by management. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date. We may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Additionally, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. We continue to collect information and reevaluate these estimates and assumptions periodically and record any adjustments to preliminary estimates to goodwill, provided we are within the measurement period. If outside of the measurement period, any subsequent adjustments are recorded to the consolidated statement of operations.

Internal-use Software Development Costs

Internal-use software development costs consist of personnel costs, including related benefits, incurred to develop functionality for our platform, as well as certain upgrades and enhancements that are expected to result in enhanced functionality. We capitalize certain software development costs for new offerings as well as upgrades to our existing software platforms. We amortize these development costs over the estimated useful life of three to five years on a straight-line basis. We believe there are two key estimates within the internal-use capitalized software development balance, which are the determination of the useful life of the software and the determination of the amounts to be capitalized.

We determined that a three to five-year life is appropriate for our internal-use software based on our best estimate of the useful life of the internally developed software after considering factors such as continuous developments in the technology, obsolescence and anticipated life of the service offering before significant upgrades. Based on our prior experience, internally generated software will generally remain in use for a minimum of three to five years before being significantly replaced or modified to keep up with evolving biller and company needs. While we do not anticipate any significant changes to this three to five-year estimate, a change in this estimate could produce a material impact on our financial statements. For example, if we received information that indicated the useful life of all internally developed software was one year rather than three to five, our capitalized software balance would materially decrease and our expense would materially increase.

We determine the amount of internal-use software development costs to be capitalized based on the amount of time spent by our developers on projects. Costs associated with building or significantly enhancing our platforms are capitalized, while costs associated with planning new developments and maintaining our platform are expensed as incurred. There is judgment involved in estimating the stage of development as well as estimating time allocated to a particular project. A significant change in the time spent on each project could have a material impact on the amount capitalized and related amortization expense in subsequent periods.

Valuation of Goodwill and Intangibles

The valuation of assets acquired in a business combination and asset impairment reviews require the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires us to estimate the fair value of assets acquired and liabilities assumed in an acquired business to allocate purchase price consideration between assets that are depreciated and amortized and goodwill. Impairment testing for assets, other than goodwill, requires the comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group. Our estimates are based upon assumptions that we believe to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which do not reflect unanticipated events and circumstances that may occur.

We evaluate goodwill for impairment on an annual basis, or sooner if indicators of impairment exist. Under GAAP, the evaluation of goodwill for impairment allows for a qualitative assessment to be performed. In performing these qualitative assessments, we consider relevant events and conditions, including but not limited to: macroeconomic trends, industry and market conditions, overall financial performance, cost factors, company-specific events, legal and regulatory factors and our market capitalization. If the qualitative assessments indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amounts, we must perform a quantitative impairment test.

Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures: amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties, present value techniques of estimated future cash flows, valuation techniques based on multiples of earnings or revenue or a similar performance measure.

Stock-based Compensation

We measure and recognize stock-based compensation expense for all stock-based awards, including grants of restricted stock units, or RSUs, and options to purchase stock granted to employees, outside directors and consultants based on the estimated fair value of the awards on the grant date of the award with the compensation expense recognized on a straight-line basis over the vesting period of the award. Forfeitures are accounted for in the period in which they occur.

The fair value of an RSU is measured using the market price of our Class A common stock on the date of grant. We estimate grant date fair value for options using the Black-Scholes option pricing model. The determination of the fair value of options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of our common stock, as well as assumptions regarding a number of variables that are complex, subjective and generally require significant judgment to determine. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

The valuation assumptions were determined as follows:

Fair Value of Underlying Common Stock—Prior to the IPO, our common stock was not yet publicly traded, therefore we estimated the fair value of common stock. Our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved. These factors included historical and projected financial information, prospects and risks, company performance, various corporate documents, capitalization and economic and financial market conditions. Management, with its third-party valuation firm, also used other economic, industry and market information obtained from other resources considered reliable. After the IPO, we used the publicly quoted price as reported on the New York Stock Exchange as the fair value of our common stock.

Expected Term—The expected life of options granted to employees was determined by using management's best estimation of exercise activity.

Risk-free Interest Rate—We use a risk-free interest rate in the option valuation model based on U.S. Treasury zero-coupon issues, with remaining terms similar to the expected term of the options.

Expected Volatility—As we do not have extensive trading history for our common stock, the expected volatility is based on the historical volatility of our publicly traded industry peers utilizing a period of time consistent with our estimate of expected term.

Expected Dividend Yield—We do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero in the option valuation model.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, in assessing the need for a valuation allowance.

Our tax positions are subject to income tax audits by multiple tax jurisdictions such as USA, Canada and India. We recognize the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. We recognize interest accrued and penalties related to unrecognized tax benefits in income tax expense. We adjust these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Emerging Growth Company Status

Section 107 of the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, provides that an "emerging growth company" may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Section 107 of the JOBS Act provides that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use this extended transition period under the JOBS Act until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information regarding recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our unrestricted cash and cash equivalents consist of bank deposits and money market funds with original maturities of three months or less. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Interest income associated with our cash equivalents and our investment portfolio are subject to market risk due to changes in interest rates. In addition, we have no variable interest rate indebtedness. As of December 31, 2024, we do not believe that a hypothetical 10% relative change in interest rates would have had a material impact on the value of our cash equivalents, investment portfolio or expenses.

Foreign Currency Exchange Risk

Certain of our operations are conducted in foreign currencies. While we have generated substantially all of our revenue from billers in the United States, we have foreign currency risks related to revenue denominated in other currencies, such as the Canadian dollar. In addition, we have significant operations outside of the United States, particularly in Canada and India, where expenses are denominated in the local currency. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other operating results as expressed in U.S. dollars. We have not engaged in the hedging of foreign currency transactions, although we may do so in the future. As of December 31, 2024, we do not believe that a hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other applicable currencies would have a material effect on operating results.

Item 8. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Paymentus Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Paymentus Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 10, 2025

We have served as the Company's auditor since 2020.

PAYMENTUS HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets		
Current assets		
Cash and cash equivalents	$ 205,900	$ 179,361
Restricted cash and cash equivalents	3,511	3,834
Accounts and other receivables, net of allowance for expected credit losses of $257 and $435, respectively	119,816	76,389
Income tax receivable	3,356	259
Prepaid expenses and other assets	13,058	10,505
Total current assets	345,641	270,348
Property and equipment, net	1,157	1,558
Capitalized internal-use software development costs, net	67,375	58,787
Intangible assets, net	19,076	27,158
Goodwill	131,815	131,860
Operating lease right-of-use assets	7,801	10,027
Deferred tax asset	367	94
Prepaid expenses and other assets, less current portion	3,015	5,031
Total assets	$ 576,247	$ 504,863
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 49,871	$ 35,182
Accrued liabilities	26,462	21,301
Current portion of operating lease liabilities	2,090	1,853
Contract liabilities	2,937	4,089
Income tax payable	190	363
Total current liabilities	81,550	62,788
Deferred tax liability	—	1,067
Operating lease liabilities, less current portion	6,318	8,661
Contract liabilities, less current portion	2,783	2,731
Total liabilities	90,651	75,247
Stockholders' equity		
Class A common stock, $0.0001 par value per share, 883,950,000 shares authorized as of December 31, 2024 and December 31, 2023; 32,136,989 and 20,758,603 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	2	2
Class B common stock, $0.0001 par value per share, 111,050,000 shares authorized as of December 31, 2024 and December 31, 2023; 92,699,294 and 103,062,508 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	10	10
Additional paid-in capital	389,904	377,773
Accumulated other comprehensive (loss) income	(233)	87
Retained earnings	95,913	51,744
Total stockholders' equity	485,596	429,616
Total liabilities and stockholders' equity	$ 576,247	$ 504,863

The accompanying notes are an integral part of these consolidated financial statements.

PAYMENTUS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 871,745	$ 614,490	$ 497,001
Cost of revenue	633,575	432,148	347,323
Gross profit	238,170	182,342	149,678
Operating expenses			
Research and development	51,334	44,248	41,220
Sales and marketing	105,052	83,996	73,295
General and administrative	36,927	36,005	38,139
Total operating expenses	193,313	164,249	152,654
Income (loss) from operations	44,857	18,093	(2,976)
Interest income, net	8,742	7,019	1,663
Other income	345	12	5
Income (loss) before income taxes	53,944	25,124	(1,308)
(Provision for) benefit from income taxes	(9,775)	(2,802)	795
Net income (loss)	$ 44,169	$ 22,322	$ (513)
Net income per share			
Basic	$ 0.36	$ 0.18	$ —
Diluted	$ 0.35	$ 0.18	$ —
Weighted-average number of shares used to compute net income per share			
Basic	124,372,031	123,511,608	122,099,437
Diluted	127,714,622	125,071,829	122,099,437
Comprehensive income (loss)			
Net income (loss)	44,169	22,322	(513)
Foreign currency translation adjustments, net of tax	(320)	109	(190)
Comprehensive income (loss)	$ 43,849	$ 22,431	$ (703)

The accompanying notes are an integral part of these consolidated financial statements.

PAYMENTUS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (loss) income	Total Stockholders' Equity
	Shares	Amount				
Balances at December 31, 2021	120,639,161	$ 12	$ 356,017	$ 29,935	$ 168	$ 386,132
Issuance of warrant	—	—	3,478	—	—	3,478
Change in estimate of warrants expected to vest	—	—	46	—	—	46
Stock-based compensation	—	—	6,736	—	—	6,736
Issuance of Class A common stock for stock-based awards	2,602,012	—	1,490	—	—	1,490
Other comprehensive loss	—	—	—	—	(190)	(190)
Net loss	—	—	—	(513)	—	(513)
Balances at December 31, 2022	123,241,173	$ 12	$ 367,767	$ 29,422	$ (22)	$ 397,179
Stock-based compensation	—	—	9,390	—	—	9,390
Issuance of Class A common stock for stock-based awards	579,938	—	616	—	—	616
Other comprehensive income	—	—	—	—	109	109
Net income	—	—	—	22,322	—	22,322
Balances at December 31, 2023	123,821,111	$ 12	$ 377,773	$ 51,744	$ 87	$ 429,616
Change in estimate of warrants expected to vest	—	—	803	—	—	803
Stock-based compensation	—	—	10,990	—	—	10,990
Issuance of Class A common stock for stock-based awards	1,015,172	—	338	—	—	338
Other comprehensive loss	—	—	—	—	(320)	(320)
Net income	—	—	—	44,169	—	44,169
Balances at December 31, 2024	124,836,283	$ 12	$ 389,904	$ 95,913	$ (233)	$ 485,596

The accompanying notes are an integral part of these consolidated financial statements.

PAYMENTUS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income (loss)	$ 44,169	$ 22,322	$ (513)
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	36,484	30,600	24,063
Deferred income taxes	(1,349)	413	(2,981)
Stock-based compensation	10,990	9,390	6,736
Amortization of capitalized warrants cost	2,006	1,911	1,231
Non-cash lease expense	2,389	1,789	2,135
Amortization of capitalized contract acquisition cost	1,751	1,088	827
Provision for expected credit losses and credit adjustments	3,369	886	499
Other non-cash adjustments	(213)	—	—
Change in operating assets and liabilities			
Accounts and other receivables	(46,921)	(9,472)	(24,518)
Prepaid expenses and other assets	(3,417)	(1,184)	1,211
Accounts payable	13,825	6,017	4,766
Accrued liabilities	7,159	6,288	3,400
Operating lease liabilities	(2,253)	(1,817)	(1,832)
Contract liabilities	(1,097)	(361)	3,299
Income taxes receivable, net of payable	(3,258)	958	1,544
Net cash provided by operating activities	63,634	68,828	19,867
Cash flows from investing activities			
Business combinations, net of cash and restricted cash acquired	—	—	(3,260)
Other intangible assets acquired	—	—	(280)
Purchases of property and equipment	(457)	(600)	(1,257)
Purchases of interest-bearing deposits	(3,691)	—	—
Proceeds from matured interest-bearing deposits	3,506	—	—
Capitalized internal-use software development costs	(36,119)	(33,699)	(29,763)
Net cash used in investing activities	(36,761)	(34,299)	(34,560)
Cash flows from financing activities			
Proceeds from exercise of stock-based awards	338	616	1,490
Settlement of holdback liability related to prior acquisitions	(545)	—	—
Financial institution funds in-transit	—	—	(33,443)
Payments on other financing obligations	—	(1,709)	(5,062)
Payments on finance leases	—	(102)	(268)
Net cash used in financing activities	(207)	(1,195)	(37,283)
Effect of exchange rate changes on Cash and cash equivalents and Restricted cash	(450)	176	(168)
Net increase (decrease) in cash, cash equivalents and Restricted cash	26,216	33,510	(52,144)
Cash and cash equivalents and Restricted cash at the beginning of period	183,195	149,685	201,829
Cash and cash equivalents and Restricted cash at the end of period	$ 209,411	$ 183,195	$ 149,685
Reconciliation of Cash and cash equivalents and Restricted Cash:			
Cash and cash equivalents at the beginning of period	179,361	147,334	168,386
Restricted cash at the beginning of period	3,834	2,351	—
Restricted funds held for financial institutions at the beginning of period	—	—	33,443
Cash and cash equivalents and Restricted cash at the beginning of period	$ 183,195	$ 149,685	$ 201,829
Cash and cash equivalents at the end of period	205,900	179,361	147,334
Restricted cash at the end of period	3,511	3,834	2,351
Cash and cash equivalents and Restricted cash at the end of period	$ 209,411	$ 183,195	$ 149,685

PAYMENTUS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

Supplemental disclosure of cash flow information:						
Cash paid for income taxes, net of refunds	$	14,404	$	1,398	$	672
Non-cash investing activities:						
Unpaid capitalized internal-use software development costs and equipment in accounts payable	$	72	$	—	$	81
Business acquisition liability in accrued liabilities and finance leases and other finance obligations, net of current portion	$	—	$	—	$	740
Non-cash financing activities:						
Prepaid insurance funded through short-term borrowings	$	—	$	—	$	4,625
Issuance of warrant and change in estimate of warrants expected to vest	$	803	$	—	$	3,524

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

Description of Business

Paymentus Holdings, Inc. and its wholly owned subsidiaries ("Paymentus" or "the Company") provides electronic bill presentment and payment services, enterprise customer communication and self-service revenue management to billers through a Software-as-a-Service, ("SaaS"), secure, omni-channel technology platform. The platform seamlessly integrates into a biller's core financial and operating systems to provide flexible and secure access to payment processing of credit cards, debit cards, eChecks and digital wallets across a significant number of channels including online, mobile, IVR, call center, chatbot and voice-based assistants. Paymentus was incorporated in the state of Delaware on September 2, 2011 with primary office locations in Charlotte, North Carolina, Dallas, Texas, Santa Clara, California, Richmond Hill, Ontario (Canada), and Gurugram, Mohali and Bangalore (India). The Company is headquartered in Charlotte, North Carolina.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and balances have been eliminated upon consolidation.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker ("CODM") in deciding how to make operating decisions, allocate resources and assess performance. The Company has three operating segments based on geography. The United States segment represents the vast majority of the Company's consolidated net sales and gross profit. The additional two operating segments, Canada and India, do not meet the quantitative thresholds for separate reporting, either individually or in the aggregate. None of the operating segments qualified for aggregation. The Company's CODM is its chief executive officer. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decision and allocating resources but evaluates the performance of the Company's operating segments based on revenue and gross profit. The Company does not analyze discrete segment balance sheet information related to long-term assets as the business is managed on a consolidated basis. All other financial information is presented on a consolidated basis. See Note 11 for additional information.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include revenue recognition, cost of revenue recognition, the allowance for credit losses, the lives of tangible and intangible assets, the valuation of acquired intangible assets and the recoverability or impairment of intangible assets, including goodwill, internal-use software development costs, valuation of stock warrants issued, stock-based compensation, and accounting for income taxes. The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

Foreign Currency

The reporting currency of the Company is the United States Dollar. The Company's foreign subsidiaries use the local currency of their respective countries as their functional currency. Assets and liabilities are translated using the exchange rates at the balance sheet date. Revenue and expenses are translated at average exchange rates during the period. Equity transactions are translated using historical exchange rates. The effects of foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) or ("AOCI") as a component of stockholders' equity, and related periodic movements are summarized as a line item in the consolidated statements of operations and comprehensive income (loss). Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as foreign exchange gain (loss) in the consolidated statements of operations and comprehensive income (loss).

Revenue Recognition

The Company generates revenue primarily from payment transaction fees processed through the Company's platform. The fees are generated as a percentage of transaction value or a specified fee per transaction. For biller transactions the actual fees are dependent on payment type, payment channel or industry vertical. The payment transaction fees are received directly (i) from billers, who absorb the cost, or from customers in the form of a convenience-type fee, or (ii) from financial institutions. Transaction fees are collected for each completed transaction processed through the platform. The Company also earns other revenue, which primarily consists of maintenance revenue and subscription revenue. Other revenue represented approximately 1.1% of total revenue for the year ended December 31, 2024 and 1.3% for each of the years ended December 31, 2023 and 2022.

Contract Liabilities

Contract liabilities relate to fees billed in advance of services provided. The terms of the contract normally require the customer to pay a fixed monthly fee for hosting and maintenance, plus a non-refundable up-front fee for set-up, integration services, and data conversion at contract inception. The non-refundable up-front fees are typically billed in advance of services provided and are recorded as contract liability in the consolidated balance sheets. These fees are amortized ratably over the term of the agreement and recognized as revenue. The fixed monthly fee is for a promised service of hosting and maintenance. These services are provided over the same period and have the same pattern of transfer to the customer as the payment processing services. They are both stand-ready obligations satisfied ratably over the contractual period, and assessed as a single performance obligation. Therefore, they are recognized in the same manner as the variable consideration.

Assets Recognized From the Costs to Obtain a Contract With a Customer

The Company capitalizes certain costs to obtain contracts with customers, including employee sales commissions, when the commission is tied to new sales and is therefore considered an incremental cost of obtaining a customer. At contract inception, the Company capitalizes commission costs that the Company expects to recover and that would not have been incurred if the contract had not been obtained. For the years ended December 31, 2024 and 2023, the Company had capitalized sales commissions of $1.8 million and $1.0 million, respectively. As of December 31, 2024 and 2023, unamortized sales commissions were $2.1 million and $1.2 million, respectively, which are included in prepaid expenses and other assets in the consolidated balance sheets. Amortization of capitalized commissions to obtain customer contracts is included in sales and marketing expense in the consolidated statements of operations. The Company utilizes a straight-line method as it best depicts the pattern of transfer of the goods or services to the customer. The Company amortizes these assets over the expected period of benefit, which is typically three to five years. The Company evaluates contract costs for impairment by comparing, on a pooled basis, the expected future net cash flows from underlying customer relationships to the carrying amount of the capitalized contract costs.

Some of the Company's sales compensation paid to the sales force is earned based on the margins earned from the contract over the contract term and is contingent on continued employment with the Company by the salesperson. Sales commissions tied to key operating metrics other than new sales, are not considered incremental costs of obtaining a customer and are expensed in the same period as they are earned, rather than being capitalized. The Company records commission expense within sales and marketing expense in the consolidated statements of operations.

The fair value of the warrant agreements with a reseller/vendor and customer or their affiliates, which was considered to be cost to obtain contracts with customers, was recognized as an asset. The fair value of the warrants was estimated on the grant date. The grant date fair value is determined using the Black-Scholes option pricing model, in accordance with ASC 718, Compensation-Stock Compensation, incorporating the Company's expectations regarding the number of warrants expected to vest in accordance with the warrant agreements. The Company accounts for consideration payable in the form of warrants as share-based compensation expense. Consideration payable to a customer or their affiliate was recorded as a reduction of the transaction price, thereby reducing revenue, following the guidance in ASC 606, while consideration payable to a reseller/vendor or their affiliate is recorded as an operating expense within sales and marketing expenses in the consolidated statements of operations.

As of December 31, 2024 and 2023, unamortized warrants cost of $3.3 million and $4.5 million, respectively, were included in prepaid expenses and other assets in the consolidated balance sheets. For further details on warrant agreements, refer to Note 12 in the consolidated financial statements.

Cost of Revenue

Cost of revenue consists primarily of interchange and assessment fees, processing fees and bank settlement fees paid to third-party payment processors and financial institutions, and personnel-related costs associated with the Company's customer support teams, including salaries, benefits, and bonuses. Cost of revenue also includes an allocation of hosting and data center costs for the Company's infrastructure and platform environment, telecommunication expenses used by sales and customer support teams, a portion of amortization of capitalized internal-use software development costs, and a portion of amortization of intangible assets acquired through acquisition.

Research and Development Costs

Research and development costs are expensed as incurred, unless they qualify as internal-use software development costs. Research and development expenses consist primarily of employee-related expenses associated with the Company's research and development staff, including salaries, benefits, stock-based compensation and bonuses.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses in the consolidated statement of operations. These costs were $0.8 million, $1.3 million and $2.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Self-Insurance

The Company is self-insured for a significant portion of its employee medical exposures. Liabilities for self-insured exposures are accrued at the present value of amounts expected to be paid based on historical claims experience and actuarial data for forecasted settlements of claims filed and for incurred but not yet reported claims. Accruals for self-insured exposures are included in current liabilities based on the expected periods of payment. Excess liability insurance has been purchased to limit the amount of self-insured risk on claims.

Income Taxes

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining its provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. The Company adjusts these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company's financial condition and operating results.

Stock-based Compensation

The Company measures and recognizes stock-based compensation expense for all stock-based awards, including grants of restricted stock units ("RSUs") and options to purchase stock granted to employees, outside directors and consultants based on the estimated fair value of the awards on the grant date of the award. The Company estimates the grant date fair value for options using the Black-Scholes option pricing model. The determination of the grant-date fair value using an option-pricing model is affected by the fair value of the Company's common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award, and expected dividends. The fair value of an RSU is measured using the market price of the Company's Class A common stock on the date of grant. Compensation cost is recognized on a straight-line basis over the employee requisite service period, which is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the awards that have vested. Forfeitures are accounted for in the period in which they occur. For further details on the recognition and presentation of stock-based compensation expense, please refer to Note 13 in the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents, which are composed of primarily bank deposits. Cash in the Company's bank accounts may exceed federally insured limits.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist of deposits required by certain counterparties to merchant counterparty processing agreements and required reserves under certain health insurance policies. Deposit balances are required through the term of the agreement and for six months following the termination of the merchant counterparty processing agreements.

Custodial Accounts

The Company has established a relationship with its merchant processors to act as collection and paying agents, whereby a merchant processor receives funds from customers and forwards such funds to the respective Paymentus client, based on the instructions received from the Company. These merchant processors act as custodians of the cash received and the Company has no legal ownership rights to the funds held in such custodial accounts and does not control the use of these funds. As the Company does not take ownership of the funds, these custodial accounts are not included in the Company's consolidated balance sheets. The balance of cash in the custodial accounts held by these merchant processors was $147.2 million and $510.8 million as of December 31, 2024 and 2023, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents, and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions with investment-grade ratings. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the consolidated balance sheets. No customer accounted for more than 10% of revenue for either of the years ended December 31, 2024, 2023 and 2022. One reseller accounted for more than 10% of accounts receivable for both December 31, 2024 and 2023.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs - unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

- Level 2 inputs - other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 inputs - unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Due to their short maturities, the amounts reported on the consolidated balance sheet for accounts receivable, term deposits (recorded as prepaid expenses and other current assets and classified as Level 2 instrument), and accounts payable closely approximate their fair values.

Accounts and Other Receivables and Allowance for Credit Losses

Accounts receivable are recorded at invoiced amounts and do not bear interest. The Company will evaluate its accounts receivable portfolio to determine if an allowance for credit losses is necessary. The development of the allowance for credit losses is based on an expected loss model that considers reasonable and supportable forecasts of future conditions and a review of past due amounts, historical write-off and recovery experience. Provisions are established for outstanding balances on the basis of their age and the Company's assessment of their recoverability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet exposure related to its customers. As of December 31, 2024, and 2023, accounts receivable included rebate receivables of $6.7 million and $5.5 million, respectively, related to interchange and processing fees.

Internal-use Software Development Costs

The Company capitalizes qualifying internal-use software development costs related to its platform**.** The costs consist of personnel costs (including related benefits) that are incurred during the application development stage, as well as implementation costs incurred to fulfill our contracts with customers as they (1) relate directly to the contract, (2) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (3) are expected to be recovered through revenues generated under the contract. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.

Capitalized costs are amortized over the estimated useful life of the software, which management estimated to be a range of three to five years, and are recorded on a straight-line basis, which represents the manner in which the expected benefit will be derived. Amortization expense is recorded in cost of revenue and operating expenses in the consolidated statement of operations aligned with the internal organizations that are the primary beneficiaries of such assets.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset as follows:

Computer equipment.. 3 years

Furniture and fixtures .... 5 years

Leasehold improvements are amortized over the shorter of estimated useful life or the remaining lease term. Expenses that improve an asset or extend its remaining useful life are capitalized. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, is removed from the accounts and any resulting gain or loss is reflected in other income (loss) in the consolidated statements of operations. Costs of maintenance or repairs that do not extend the lives of the respective assets are expensed as incurred.

Business Combinations

The purchase price of an acquisition is allocated to the tangible and intangible assets and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of total consideration over the fair values of the assets acquired and the liabilities assumed is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations.

Impairment of Long-lived Assets (Including Goodwill and Intangible Assets)

Long-lived assets with finite lives include property and equipment, capitalized internal-use software development costs, and acquired intangible assets. The Company evaluates long-lived assets, including intangible assets and capitalized internal-use software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.

Goodwill is not amortized but rather tested at the reporting unit level for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company has three reporting units. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. See Note 6 for more information regarding the carrying value of goodwill by reporting unit.

When reviewing goodwill for impairment, the Company performs a qualitative assessment which considers the following circumstances as well as others:

- Changes in general macroeconomic conditions such as a deterioration in general economic conditions; limitations on accessing capital; or other developments in equity and credit markets;

- Changes in industry and market conditions such as a deterioration in the environment in which the Company operates; an increased competitive environment; a decline in market-dependent multiples or metrics (in both absolute terms and relative to peers); a change in the market for an entity's products or services; or a regulatory or political development;

- Changes in cost factors that have a negative effect on earnings and cash flows; and

- Decline in overall financial performance (for both actual and expected performance).

The Company completed its annual goodwill impairment test as of November 30, 2024 using a qualitative assessment. The Company did not recognize any impairment of goodwill during the years ended December 31, 2024 or 2023.

Leases

The Company classifies leases as either operating or financing at inception and as necessary at modification. Leased assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.

Although it may have a right and an obligation to exchange lease payments for a leased asset from the date of inception, the Company is unlikely to have an obligation to make lease payments before the asset is made available for use; therefore, lease classification, recognition, and measurement are determined at the lease commencement date.

The Company made accounting policy elections, including a short-term lease exception policy, permitting the Company to not apply the recognition requirements of this standard to short-term leases (i.e., leases with expected terms of 12 months or less), and an accounting policy to account for lease and certain non-lease components as a single component for certain classes of assets other than computer equipment leases. For computer equipment leases, the Company has agreements with lease and non-lease components, which are accounted for separately. For these agreements, lease payments are allocated between the lease and non-lease components based on the relative stand-alone price of these components.

The Company has leases for office facilities, computer equipment, and data centers. The Company's leases have remaining initial lease terms of less than one year to approximately five years, some of which include options to extend the leases for up to 3 years, and some of which include options to terminate the leases.

Operating leases are included in operating lease ROU assets, and operating lease liabilities on the Company's consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term and in a similar economic environment. The operating lease ROU asset also includes any initial direct costs, lease payments made prior to lease commencement, and lease incentives received. The Company's lease terms are the noncancelable period including any rent-free periods provided by the lessor and may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. At lease inception, and upon modification or remeasurement, the Company estimates the lease term based on its assessment of extension and termination options that are reasonably certain to be exercised. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Leased property under finance leases are included in property and equipment, net. Finance lease liabilities are included within accrued liabilities, and finance lease and other finance obligations, net of current portion on the Company's consolidated balance sheets. Property and equipment under finance leases is generally amortized over the lease term and is included in general and administrative expenses. The interest on the finance lease liabilities is included in interest income, net.

Judgment is required when determining whether any of the Company's data center contracts contain a lease. The Company concluded a lease exists when the asset is specifically identifiable, substantially all the economic benefit of the asset is obtained, and the right to direct the use of the asset exists during the term of the lease.

Accounting Pronouncements

The Company is provided the option to adopt new or revised accounting guidance as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Recently Adopted Accounting Pronouncements

Accounting Standards Updates ("ASU") not listed below were assessed and determined to be either not applicable or are not expected to have a material impact on the consolidated financial statements.

On January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures, which requires public entities to provide disclosures of significant segment expenses and other segment items. The guidance requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually and also applies to public entities with a single reportable segment. Entities are permitted to disclose more than one measure of a segment's profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. The Company adopted this standard which is effective beginning with our 2024 fiscal year Form 10-K, and it has been applied to all prior periods presented in the Consolidated Financial Statements. See Note 11 for additional information.

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 "Income Tax Disclosures". ASU 2023-09 makes changes to annual disclosures of income taxes paid for all entities and requires entities to disclose the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign jurisdiction. Additionally, entities are required to disclose income taxes paid, net of refunds received, for individual jurisdictions that comprise 5% or more of total income taxes paid. The 5% threshold is evaluated using the absolute value of the net refund or net payment in each jurisdiction compared to the absolute value of the total income taxes paid (net of refunds received). ASU 2023-09 requires all entities to disclose disaggregated domestic and foreign pre-tax income (or loss) from continuing operations along with disaggregated income tax expense (or benefit) by federal, state and foreign components. Such disaggregation by jurisdiction should classify taxes by jurisdiction based on the jurisdiction imposing the taxes. The amendments in ASU 2023-09 are effective for public companies for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-09 is not expected to have a material impact on the Company's financial position or results of operations.

On November 4, 2024, the FASB issued new guidance requiring additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity's expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), applies to all public business entities (PBEs) and is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The adoption of ASU 2024-03 is not expected to have a material impact on the Company's financial position or results of operations.

3. Revenue, Performance Obligations and Contract Balances

Pursuant to ASC 606, the Company evaluates the services promised in contracts with customers at contract inception, and identifies a performance obligation for each promise to transfer a service that is distinct. For the payment transaction services, the promise to the customer is that the Company stands ready to process payment transactions the customer requests on a daily basis over the contract term. Since the timing and quantity of transactions to be processed by Paymentus is not determinable, the Company views payment services to comprise an obligation to stand ready to process as many transactions as the customer requests. Under a stand-ready obligation, the evaluation of the nature of a performance obligation is focused on each time increment rather than the underlying activities. Therefore, the Company views payment services to comprise a series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation.

ASC 606 requires that the Company determines for each customer arrangement whether revenue should be recognized at a point in time or over time. Substantially all of the Company's revenues are recognized over time. The majority of the payment transaction services are priced as a percentage of transaction value or a specified fee per transaction. Given the nature of the promise based on unknown quantities or outcomes of services to be performed over the contract term, the total consideration is determined to be variable consideration. The variable consideration for the Company's payment service is usage-based and, therefore, it specifically relates to the Company's efforts to satisfy its payment services obligation. The variability is satisfied each day the service is provided to the customer. The Company directly assigns variable fees to the distinct day of service to which it relates, by considering the services performed each day. Therefore, Paymentus measures revenue for its payment service on a daily basis based on the services that are performed on that day and recognizes revenue once the transaction is complete.

The initial term of customer contracts is typically between three to five years. Termination provisions vary by customer, however the majority of customers may not terminate their contract early without penalty. Some of the contracts include tiered pricing, based primarily on volume. The fee charged per transaction is adjusted up or down if the volume processed for a specified period is different from prior period defined volumes. The Company has concluded that this volume-based pricing approach does not constitute a future material right since the discount is within a range typically offered to a class of customers with similar volume. In addition, some contracts include prescribed annual or monthly minimums, penalties for early termination, and service level agreements that may affect contractual fees if specific service levels are not achieved. The Company has determined that these processing services represent a stand-ready obligation comprising a series of distinct days of services that are substantially the same and have the same pattern of transfer to the customer.

The Company also has reseller and partner agreements, some of which contain guaranteed revenue or transaction minimum commitments and revenue sharing arrangements. Because of these minimum commitments, the Company has to evaluate the agreements to determine the fixed and variable consideration and the amount of revenue to be recognized. For the minimum commitments, the Company records the fixed consideration ratably over the commitment period and the variable consideration to the extent that the Company believes that the variable consideration is not constrained. The revenue recorded for these arrangements is net of any revenue sharing with the customer, which is typically determined based on a calculation of revenue less certain fees incurred by the Company, as defined in the agreement.

The Company recognizes fees charged to customers primarily on a gross basis as transaction revenue when the Company is the principal in respect of completing a payment transaction. In order to provide payment services, the Company routes and clears each transaction through the applicable payment network. The Company obtains authorization for the transaction and requests funds settlement from the card issuing financial institution through the payment network. When third parties are involved in the transfer of goods or services to customers, the Company considers the nature of each specific promised good or service and applies judgment to determine whether the Company controls the good or service before it is transferred to the customer or whether the Company is acting as an agent of the third party. To determine whether or not the Company controls the good or service before it is transferred to the customer, the Company assesses indicators including whether the Company or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service, as well as other considerations. Based on an assessment of these indicators, the Company has concluded that the Company bears primary responsibility for the fulfillment of the payment service with the majority of the customers, contracts directly with customers, controls the product specifications, and defines the value proposal from the Company's services. The Company therefore bears full margin risk when completing a payment transaction, and on that basis, controls those services prior to being transferred to the customer. The interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks are recognized as transaction expense within cost of revenue in the consolidated statements of operations.

The Company also evaluates and establishes a reserve for expected revenue reversals at the time revenue is recognized if it is probable that credit adjustments will occur and the amount can be reasonably estimated. The reserve is recorded as a reduction to revenue in the period the related revenue is recognized. The reserve amount is determined based on historical credit adjustment trends, customer-specific information, and other relevant factors. Accounts receivable included reserve balance of $1.0 million and $0.2 million for credit adjustments as of December 31, 2024, and 2023, respectively.

ASC 606 requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations. As permitted by ASC 606, the Company has elected to exclude from this disclosure any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. As described above, most significant performance obligations consist of variable consideration under a stand-ready series of distinct days of service. Such variable consideration meets the specified criteria for the disclosure exclusion; therefore, the majority of the aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied is variable consideration that is not required for this disclosure.

Disaggregation of Revenue

The following table presents a disaggregation of revenue from contracts with customers (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Payment transaction processing revenue	$ 861,736	$ 606,595	$ 490,377
Other	10,009	7,895	6,624
Total revenue	$ 871,745	$ 614,490	$ 497,001

Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied was $5.7 million, which the Company expects to recognize over 72% within the next two years, 21% between two to four years and the remainder thereafter. The timing of revenue recognition within the next year is largely dependent upon the go-live dates of the Company's customers under the Company's contracts.

As of December 31, 2024, the Company has contractual rights under its commercial agreements to receive $75.5 million of fixed consideration related to the future minimum guarantees through 2029. As permitted, the Company has elected to exclude from this disclosure any variable consideration that meets specified criteria. Accordingly, the total unsatisfied or partially unsatisfied performance obligations related to processing services is significantly higher than the amount disclosed.

Contract Liabilities

Contract liabilities consist of the following:

	December 31, 2024	December 31, 2023
	(in thousands)	
Contract Liabilities:		
Current	$ 2,937	$ 4,089
Non-current	2,783	2,731
Total contract liabilities	$ 5,720	$ 6,820

Revenue recognized during the year ended December 31, 2024 and 2023 that was included in the contract liabilities balance at the beginning of each of the periods was $3.9 million and $1.6 million, respectively.

4. Business Combinations

PROFIT Financial, Inc.

On December 19, 2022, the Company completed its acquisition of PROFIT Financial, Inc. ("PROFIT") by acquiring all outstanding shares of PROFIT for a total purchase price of approximately $4.3 million, net of cash acquired, comprised of $3.3 million cash of which $0.1 million is included as a short term payable at December 31, 2022 and a $0.6 million holdback by the Company for a period of 12 to 24 months following the transaction close date and is recorded in accrued liabilities in the consolidated balance sheets. In 2023, $0.2 million of the $0.6 million holdback was released to the former stockholders of PROFIT. PROFIT is a financial and accounting software company with offerings to small business.

The acquisition was accounted for as a business combination and, accordingly, the total fair value of purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their fair values on the acquisition date. The major classes of assets and liabilities to which the Company has allocated the fair value of purchase consideration were as follows (in thousands):

Cash	$	261
Intangible assets		1,873
Goodwill		2,509
Deferred taxes		(382)
Total	$	4,261

The finalization of the purchase price allocation did not result in any changes to the preliminary estimate. There were no measurement period adjustments during the year ended December 31, 2023.

The goodwill recognized was primarily attributed to increased synergies that are expected to be achieved from the integration of PROFIT and the assembled workforce. The goodwill is not deductible for income tax purposes.

The fair values and estimated useful lives of the acquired intangible assets by category were as follows (in thousands, except years):

		Fair Value	Useful Life (Years)
Brand	$	45	4.0
Developed Technology		1,828	4.0
Total	$	1,873	

Costs incurred for the PROFIT acquisition were not material.

The revenue and expenses of the acquired business have been included in the Company's consolidated financial results since the acquisition date.

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

		December 31, 2024		December 31, 2023
		(in thousands)		
Computer equipment	$	6,178	$	6,059
Furniture and fixtures		1,724		1,715
Leasehold improvements		375		396
Total property and equipment		8,277		8,170
Less: Accumulated depreciation		(7,120)		(6,612)
Property and equipment, net	$	1,157	$	1,558

Depreciation expense recorded for property and equipment was $0.8 million, $0.9 million and $1.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

6. Goodwill, Internal-use Software Development Costs and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by reporting unit were as follows (in thousands):

		United States		Other		Total
Balance as of December 31, 2022	$	131,028	$	823	$	131,851
Foreign currency translation adjustments		—		9		9
Balance as of December 31, 2023	$	131,028	$	832	$	131,860
Foreign currency translation adjustments		—		(45)		(45)
Balance as of December 31, 2024	$	131,028	$	787	$	131,815

Internal-use Software Development Costs

During the years ended December 31, 2024, 2023 and 2022, the Company capitalized $36.2 million, $33.7 million and $29.8 million in software development costs, respectively.

Amortization expense included in the consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue	$ 17,911	$ 13,341	$ 8,761
Research and development	9,675	8,008	5,860
Total	$ 27,586	$ 21,349	$ 14,621

Intangible Assets

Intangible assets, net consisted of the following (in thousands):

	December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life (Years)
Technology	$ 21,798	$ (18,675)	$ 3,123	4.0
Customer relationship	31,946	(16,689)	15,257	8.0
Software and license	2,797	(2,789)	8	3.0
Trademark	4,038	(3,350)	688	4.0
Total	$ 60,579	$ (41,503)	$ 19,076	

	December 31, 2023			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life (Years)
Technology	$ 21,845	$ (14,951)	$ 6,894	4.0
Customer relationship	32,006	(13,480)	18,526	8.0
Software and license	3,019	(2,979)	40	3.0
Trademark	4,038	(2,340)	1,698	4.0
Total	$ 60,908	$ (33,750)	$ 27,158	

Amortization expense of intangible assets was $8.1 million, $8.4 million and $8.3 million for the years ended December 31, 2024, 2023 and 2022 respectively.

As of December 31, 2024, future expected amortization expense is as follows (in thousands):

Years Ending December 31,	
2025	$ 6,620
2026	3,738
2027	3,269
2028	3,269
2029	2,180
Total future amortization expense	$ 19,076

There were no impairments of goodwill, internal-use software development costs or intangible assets in the years ended December 31, 2024, 2023 and 2022.

7. Prepaid expenses and other assets

The composition of prepaid expenses and other assets is as follows (in thousands):

		December 31, 2024		December 31, 2023
Prepaid expenses and other assets:				
Prepaid expenses	$	6,584	$	5,996
Contract acquisition costs		6,657		7,679
Other assets		2,832		1,861
Total prepaid expenses and other assets	$	16,073	$	15,536
Prepaid expenses and other assets:				
Current	$	13,058	$	10,505
Non-current		3,015		5,031
Total prepaid expenses and other assets:	$	16,073	$	15,536

Contract acquisition costs consist of upfront customer contract discounts and unamortized warrants cost and sales commission. Other assets consist of security deposit for leased properties, investment in term deposits and inputs tax receivables.

8. Leases

The Company enters into operating and finance leases, primarily related to rental of office space, equipment and data centers. Both operating and finance leases have remaining lease terms which range from less than one year to seven years, and often include one or more renewal or termination options. These options are not included in the determination of the lease term at commencement unless it is reasonably certain that the Company will exercise the option.

The components of lease cost were as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Lease costs:						
Finance lease costs:						
Amortization of right-of-use-assets		—		66		268
Interest on lease liabilities		—		—		8
Total finance lease costs		—		66		276
Operating lease costs	$	2,389	$	2,150	$	2,460
Short-term lease costs		631		707		972
Total lease costs	$	3,020	$	2,923	$	3,708

Supplemental cash flow information related to leases was as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows for operating leases	$	2,361	$	2,152	$	2,103
Operating cash flows for finance leases		—		—		8
Financing cash flows for finance leases		—		102		268
Right-of-use assets obtained in exchange of operating lease obligations	$	467	$	2,132	$	3,938

The total remaining lease payments under non-cancelable operating leases as of December 31, 2024 were as follows (in thousands):

Year Ending December 31,		
2025		2,424
2026		2,395
2027		1,438
2028		1,021
2029		832
Thereafter		936
Total minimum lease payments including interest	$	9,046
Less imputed interest		(638)
Total lease liabilities	$	8,408

As of December 31, 2024, and 2023, the weighted-average remaining lease term and discount rate for the Company's operating leases were 4.6 years and 3.8%, and 5.5 years and 3.7%, respectively.

9. Accrued Liabilities

The composition of accrued liabilities is as follows:

		December 31, 2024		December 31, 2023
		(in thousands)		
Payroll and employee-related expenses	$	16,650	$	15,455
Other accrued liabilities		9,812		5,846
Total	$	26,462	$	21,301

Other accrued liabilities consist of professional services, insurance and legal accruals, acquisition-related holdback liability, obligations related to agency commissions and refunds, as well as other miscellaneous accruals.

10. Commitments and Contingencies

Other Commitments

The Company has entered into certain non-cancellable agreements for software and marketing services that specify all significant terms, including fixed or minimum services to be used, pricing provisions and the approximate timing of the transaction.

Future minimum payments under other non-cancellable agreements as of December 31, 2024 were as follows (in thousands):

	Future minimum payments
Year Ending December 31,	
2025	7,716
2026	2,701
2027	526
	10,943

Retirement Plans

The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company also has a Deferred Profit Sharing Plan covering all eligible Canadian employees. The Company made $1.6, $1.4 and $1.2 million of matching contributions to the two retirement plans for the years ended December 31, 2024, 2023 and 2022, respectively.

Legal Matters

From time to time, the Company is subject to or otherwise involved in various lawsuits, claims and legal proceedings that arise out of or are incidental to the conduct of our business, including those relating to employment matters, and contractual and other commercial disputes. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. The Company reviews these estimates each accounting period as additional information is known and adjusts the loss provision when appropriate. If a matter is both probable to result in a liability and the amounts of loss can be reasonably estimated, the Company estimates and records an accrued liability. Accrued liabilities related to legal matters are included within other accrued liabilities in Note 9. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in its consolidated financial statements. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that, as of December 31, 2024, except for estimated liabilities recorded in the consolidated financial statements, no current claims and legal proceedings are expected to have a material adverse effect on its financial position, results of operations, or cash flows.

Indemnification

The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company's officers, directors, and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims due to the Company's activities or non-compliance with obligations or representations made by the Company. The Company generally seeks to limit, or cap, its indemnification exposure in its commercial and other contracts, although some agreements are not limited or capped. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company's limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision.

11. Segment Reporting

The Company conducts business in three operating segments based on geography. Based on quantitative criteria, it identifies the United States of America ("USA") as its sole reporting segment. The USA segment is the primary driver of the Company's consolidated revenues and represents the majority of its total consolidated assets. "Other" includes operations in Canada and India. The accounting policies of the segment are the same as those described in Note 2.

The table below summarizes segment Gross Profit, including Revenue and Cost of sales (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Revenue			
USA	$ 856,374	$ 603,120	$ 487,084
Other	15,371	11,370	9,917
Total Revenue	**$ 871,745**	**$ 614,490**	**$ 497,001**
Cost of revenue			
USA	$ 625,405	$ 426,488	$ 342,275
Other	8,170	5,660	5,048
Total Cost of revenue	**$ 633,575**	**$ 432,148**	**$ 347,323**
Gross profit			
USA	$ 230,969	$ 176,632	$ 144,809
Other	7,201	5,710	4,869
Total Gross profit[1]	**$ 238,170**	**$ 182,342**	**$ 149,678**

[1] Total Gross profit to income before income taxes is reconciled in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The CODM is provided with consolidated information on other operating expenses including sales and marketing, research and development, general and administrative expenses, as well as interest income and other expenses. There are no other significant expense categories regularly provided to the CODM beyond those disclosed in the Consolidated Statements of Operations. There are no intra-entity sales or transfers. The CODM manages the business using consolidated expense information, as well as regularly provided budgeted or forecasted revenue, cost of revenue and operating expenses information on a consolidated basis. Assets provided to the CODM are consistent with those reported on the Consolidated

Balance Sheets with particular emphasis on the Company's available liquidity, including its cash, cash equivalents and restricted cash and accounts receivable and reduced by current liabilities.

The Company's long lived assets primarily consist of computer equipment and furniture. The table below summarizes long-lived assets based on its geographical area:

	December 31, 2024	December 31, 2023
	(in thousands)	
USA	$ 450	$ 558
Other	707	1,000
Total	$ 1,157	$ 1,558

12. Equity

Preferred Stock

The Company's amended and restated certificate of incorporation authorizes the issuance of 5,000,000 shares of undesignated preferred stock with a par value of $0.0001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors. The Company had no shares of preferred stock issued or outstanding at December 31, 2024 or 2023.

Common Stock

The Company has two classes of common stock: Class A common stock and Class B common stock. In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 883,950,000 shares of Class A common stock and 111,050,000 shares of Class B common stock. The shares of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes. Class A and Class B common stock have a par value of $0.0001 per share, and are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors.

Shares of Class B common stock may be converted to Class A common stock at any time at the option of the stockholder. Shares of Class B common stock automatically convert to Class A common stock upon the following: (i) sale or transfer of such share of Class B common stock; (ii) the death of the Class B common stockholder (or nine months after the date of death if the stockholder is one of the Company's founders); and (iii) on the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding Class A and Class B common stock. Following the conversion of all outstanding shares of Class B common stock into Class A common stock, no further shares of Class B common stock will be issued.

Warrants

On May 13, 2021, the Company entered into a warrant agreement with JPMC Strategic Investments I Corporation ("JPMC"), an affiliate of J.P. Morgan Securities LLC, an underwriter in our 2021 initial public offering ("IPO"), pursuant to which the Company agreed to issue a warrant to JPMC for up to 509,370 shares of Class A common stock upon completion of the IPO at an exercise price of $18.38 per share (the "May 2021 warrant agreement"). Upon completion of the IPO, 382,027 of the warrant shares vested and were exercisable. The vesting of the remaining 127,343 shares of Class A common stock underlying the warrant were subject to the achievement of certain commercial milestones through December 31, 2025 pursuant to a related commercial agreement with JPMorgan Chase Bank, National Association ("JPM Chase"), an affiliate of JPMC. As discussed below, this commercial agreement was amended in August 2022, and the achievement of certain commercial milestones was extended through December 31, 2026 and minimum revenue commitments were set for each of the calendar years through 2026. As of December 31, 2024 and 2023, 509,370 and 448,880 warrant shares respectively, were vested and exercisable under the May 2021 warrant agreement.

On August 29, 2022, the Company entered into a second warrant agreement with JPMC, in connection with an amendment to the Company's existing commercial agreement with JPM Chase discussed above, pursuant to which the Company issued a warrant to JPMC for up to 684,510 shares of Class A common stock at an exercise price of $10.10 per share (the "August 2022 warrant agreement"). Upon signing the August 2022 warrant agreement, 171,128 of the warrant shares vested and were exercisable. The vesting of the remaining 513,382 shares of Class A common stock underlying the warrant were subject to the achievement of certain commercial milestones through December 31, 2026 pursuant to the commercial agreement, as amended. During 2024, the Company reassessed the probability relating to achievement of certain milestones related to the August 2022 warrant, the resulting increase of $ 0.8 million was recorded as additional paid-in capital and as contract acquisition cost included in prepaid expenses and other assets in the consolidated balance sheets. As of December 31, 2024 and 2023, 175,904 and 171,128 warrant shares were vested and exercisable under the August 2022 warrant agreement.

Warrants granted, vested and exercisable by period, and unvested under outstanding JPMC warrant agreements are shown below:

	May 2021 Warrant Agreement	August 2022 Warrant Agreement	Total
Granted	509,370	684,510	1,193,880
Vesting dates:			
Vested upon issuance	382,027	171,128	553,155
December 31, 2021	15,917	n/a	15,917
December 31, 2022	19,101	—	19,101
December 31, 2023	31,835	—	31,835
December 31, 2024	60,490	4,776	65,266
Total vested and exercisable	509,370	175,904	685,274
Unvested at December 31, 2024	$ —	$ 508,606	$ 508,606

13. Stock-Based Compensation

In May 2021, the Company's board of directors (the "Board") adopted, and its stockholders approved, the 2021 Equity Incentive Plan (the "2021 Plan"), which became effective in connection with the IPO. The 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to the Company's employees and any of its parent or subsidiary corporations' employees, and for the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, and performance awards to the Company's employees, directors and consultants and any of its parent or subsidiary corporations' employees and consultants. A total of 10,459,000 shares of the Company's Class A common stock have been reserved for issuance under the 2021 Plan in addition to (i) an annual increase of 4% of the outstanding shares of the Company's common stock, with Class A and Class B common stock taken together, on the first day of each fiscal year (subject to the Compensation Committee of the Board exercising discretion to increase or decrease such amount, the "Evergreen Addition") and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock awards granted under the 2012 Equity Incentive Plan, an equal number of shares of Class A common stock, such number of shares not to exceed 7,563,990. On January 1, 2023 and 2024, pursuant to the Evergreen Addition, approximately 4.9 million and 5.0 million shares of Class A common stock were added to the 2021 Plan issuance reserve. At December 31, 2024, there were 21.8 million remaining shares available for the Company to grant under the 2021 Plan.

Stock Options

A summary of the Company's option activity during the year ended December 31, 2024 was as follows (in thousands, except share and per share amounts):

	Options Outstanding	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2023	3,849,350	$ 7.87	5.06	$ 38,505
Options exercised	(312,643)	1.08		
Options forfeited	(2,604)	8.66		
Outstanding at December 31, 2024	3,534,103	$ 8.47	4.26	$ 85,525
Exercisable at December 31, 2024	3,513,856	$ 8.47	4.25	$ 85,046

There were no options granted during the year ended December 31, 2024 and 2023. Aggregate intrinsic value represents the difference between the exercise price of the options and the fair value of the Company's common stock. The aggregate intrinsic value of options exercised for the years ended December 31, 2024 and 2023 was $7.1 million and $1.6 million, respectively.

The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the fair value of the Company's common stock, as well as assumptions regarding a number of variables that are complex, subjective and generally require significant judgment to determine. The valuation assumptions were determined as follows:

Expected Term

The expected life of options granted to employees was determined by using management's best estimation of exercise activity.

Risk-Free Interest Rate

The Company utilizes a risk-free interest rate in the option valuation model based on U.S. Treasury zero-coupon issues, with remaining terms similar to the expected term of the options.

Expected Volatility

As the Company does not have an extensive trading history for its common stock, the expected volatility is based on the historical volatility of the Company's publicly traded industry peers utilizing a period of time consistent with the Company's estimate of expected term.

Expected Dividend Yield

The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option valuation model.

Fair Value of Underlying Common Stock

Prior to the IPO, our common stock was not yet publicly traded, therefore we estimated the fair value of common stock. Our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved. These factors included historical and projected financial information, prospects and risks, company performance, various corporate documents, capitalization and economic and financial market conditions. Management, with its third-party valuation firm, also used other economic, industry and market information obtained from other resources considered reliable. After the IPO, the fair value of the shares of common stock underlying stock options was determined using publicly quoted price as reported on the New York Stock Exchange as the fair value of its common stock.

At December 31, 2024, there was $0.1 million of total unrecognized compensation cost related to unvested stock options granted under the 2012 Equity Incentive Plan, which is expected to be recognized over a remaining weighted-average period of 0.9 years.

Restricted Stock Units ("RSUs")

A summary of the Company's RSU activity during the year ended December 31, 2024 was as follows:

	RSUs Outstanding	Weighted-Average Grant Date Fair Value
Awarded and unvested at December 31, 2023	1,946,006	$ 12.74
Awards granted	1,047,722	19.24
Awards vested	(701,029)	12.89
Awards forfeited	(196,531)	11.89
Awarded and unvested at December 31, 2024	2,096,168	$ 16.01

The fair value of RSU grants is determined based upon the market closing price of the Company's Class A common stock on the date of grant. RSUs vest over the requisite service period, which generally ranges between four years and five years from the date of grant for employees and one to three years for directors, subject to continued employment for employees and provision of services for non-employees.

At December 31, 2024, there was $29.1 million of total unrecognized compensation cost related to unvested RSUs granted under the 2021 Plan, which is expected to be recognized over a remaining weighted-average period of 3.2 years.

Stock-Based Compensation Expense

Stock-based compensation expense (including amortization of capitalized warrants cost for 2024 - see note 12) included in the consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Cost of revenue	$ 251	$ 156	$ —
Research and development	3,100	1,990	1,647
Sales and marketing	5,639	2,808	1,736
General and administrative	3,865	4,436	3,353
Total stock-based compensation	$ 12,855	$ 9,390	$ 6,736

14. Income Taxes

The components of income before income taxes were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
United States	$ 49,116	$ 21,225	$ (4,579)
Foreign	4,828	3,899	3,271
Total	$ 53,944	$ 25,124	$ (1,308)

The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Current:			
Domestic	$ 9,983	$ 1,327	$ 1,303
Foreign	1,139	1,061	875
Total	11,122	2,388	2,178
Deferred:			
Domestic	(1,331)	388	(3,020)
Foreign	(16)	26	47
Total	(1,347)	414	(2,973)
Provision for income taxes	$ 9,775	$ 2,802	$ (795)

The effective income tax rate differs from the federal statutory income tax rate applied to the income before provision for income taxes due to the following:

	Year Ended December 31,		
	2024	2023	2022
Federal statutory rate	21.0%	21.0%	21.0%
State taxes	4.4%	6.0%	(40.0)%
Non-deductible executive compensation	2.8%	2.5%	(32.4)%
Other permanent differences	0.2%	0.4%	(8.3)%
Excess tax benefit on stock-based compensation	(6.1)%	—%	675.6%
Difference in prior year tax filings from provision	(0.2)%	1.1%	(22.6)%
Foreign tax rate differences	0.1%	0.3%	0.1%
Valuation Allowance	(4.0)%	(21.3)%	(542.8)%
R&D Credits	(0.9)%	(0.4)%	—%
Other	0.8%	1.6%	10.2%
	18.1%	11.2%	60.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2024 and 2023 were as follows (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Stock-based compensation and other payroll related accruals	$ 4,298	$ 3,927
Federal and state net operating losses	410	1,531
Foreign tax credit	284	1,238
Operating lease liabilities	3,054	3,752
Fixed assets	161	103
Intangible assets	2,975	1,678
Other	1,996	768
Total deferred tax assets	13,178	12,997
Valuation allowance	(284)	(2,454)
Net deferred tax assets	$ 12,894	$ 10,543
Deferred tax liabilities:		
Goodwill	(7,365)	(5,418)
Capitalized research and development costs and capitalized internal-use software development costs	(2,231)	(2,466)
Operating lease right-of-use assets	(2,850)	(3,558)
Foregone foreign tax credit	(81)	(74)
Total deferred tax liabilities	(12,527)	(11,516)
Net deferred tax assets (liabilities)	$ 367	$ (973)
Reported as:		
Deferred tax asset (non-current)	$ 367	$ 94
Deferred tax liability (non-current)	—	(1,067)
Net deferred tax assets (liabilities)	$ 367	$ (973)

The Company had a valuation allowance of $0.3 million and $2.5 million as of December 31, 2024 and 2023, respectively. During the third quarter of 2024, given demonstrated profitability net of permanent adjustments resulting in cumulative income in recent years and other positive factors including the utilization of federal net operating losses and continued forecasted profitability, the Company determined to release its valuation allowance against most US deferred tax assets, resulting in a discrete benefit during 2024 of $1.8 million. The Company retains a valuation allowance against certain foreign tax credits that are not more likely than not to be utilized.

As of December 31, 2024, the Company had $0.4 million of federal and $7.2 million of state net operating loss carryforwards available to offset future taxable income. State net operating losses, if not utilized, will begin to expire in 2032.

As of December 31, 2024 and 2023, the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was not material.

Interest and penalties related to income tax matters are classified as a component of income tax expense and were immaterial for the years ended December 31, 2024, 2023, and 2022. Although it is possible that certain unrecognized tax benefits may increase or decrease within the next 12 months, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months. As of December 31, 2024, the Company is subject to ongoing examinations in various jurisdictions, but is not aware of any potential tax liabilities associated with the ongoing audits.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in various international jurisdictions. The Company's tax filings remain subject to audits by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Tax years 2021 and forward generally remain open for examination for federal and state tax purposes. Tax years 2020 and forward generally remain open for examination for foreign tax purposes.

The Company has not recorded foreign withholding taxes or deferred income tax liabilities related to undistributed earnings of foreign operations of approximately $13.0 million and $9.9 million as of December 31, 2024 and 2023, respectively, since such earnings are considered permanently reinvested.

15. Net Income (Loss) Per Share Attributable to Common Stock

Basic net income (loss) per share attributable to common stock is computed by dividing the net income for the period attributable to common stockholders by the weighted-average number of common shares outstanding during the period.

Diluted net income (loss) per share attributable to common stock is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. The dilutive effect of outstanding options, RSUs and warrants is reflected in diluted net income (loss) per share attributable to common stock by application of the treasury stock method. The calculation of diluted net income (loss) per share attributable to common stock excludes all anti-dilutive common shares.

The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis to each class of common stock and the resulting basic and diluted net income per share attributable to common stockholders are, therefore, the same for both Class A and Class B common stock on both an individual and combined basis.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stock (in thousands except share and per share data):

| | Year Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net income (loss)	$ 44,169	$ 22,322	$ (513)
Denominator:			
Weighted-average shares of common stock — basic	**124,372,031**	**123,511,608**	**122,099,437**
Dilutive effect of stock options	2,323,355	1,262,918	—
Dilutive effect of RSUs	850,024	271,754	—
Dilutive effect of warrants	169,212	25,549	—
Weighted-average shares of common stock — diluted	**127,714,622**	**125,071,829**	**122,099,437**
Net income per share			
Basic	$ 0.36	$ 0.18	$ --
Diluted	$ 0.35	$ 0.18	$ --

The following table summarizes weighted average securities that were excluded from the computation of diluted net income per share attributable to common stock as their inclusion would have been antidilutive for the respective year:

| | Year Ended December 31, | | |
	2024	2023	2022
Stock options	—	—	5,335,115
RSUs	171,101	1,055,467	996,256
Warrants	—	417,132	456,602

16. Related Party Transactions

Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to the Company's business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of the Company.

The spouse of the Company's Chief Executive Officer serves as a vice president for the Company. She received aggregate compensation, inclusive of her base salary and bonus, of $0.3 million for her employment with the Company for each of the years ended December 31, 2024, 2023 and 2022.

In addition, the son of a member of the Company's board of directors serves as a vice president of the Company. He received aggregate compensation, inclusive of his base salary and bonus, of $0.4 million for his employment with the Company for the year ended December 31, 2024 and $0.3 million for each of the years ended December 31, 2023 and 2022. In addition, for the year ended December 31, 2024, he received a grant of restricted stock units with a value of $0.4 million that vests over five years from the grant date, and for the years ended December 31, 2023 and 2022, he received grants of restricted stock units with an aggregate value of $1.1 million and $0.3 million, respectively, that each vest over four years from the grant date.

Item 9. Changes in and Disagreements with Accountants On Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act") that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded the Company's internal control over financial reporting was effective as of December 31, 2024.

Remediation of Previously Identified Material Weaknesses

As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2023, and in subsequent quarterly reports, management concluded that the following material weaknesses existed in our internal control over financial reporting:

- We lacked a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters, including accounting for capitalized internal-use software development costs, identification of reporting units, translation of foreign currency in consolidation, accounting for deferred compensation, calculation of earnings per share and classification of accounts in the financial statements. Additionally, we did not design and maintain effective controls over verifying the appropriate review and approval of journal entries.

- We did not design and maintain effective controls relevant to the preparation of our financial statements with respect to certain IT general controls for information systems. Specifically, we did not design and maintain (1) program change management controls to ensure that IT program and data changes affecting certain IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately;

and (2) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate company personnel.

We began the implementation of certain remediation measures in fiscal year 2022 and continued to develop remediation plans and implemented additional measures throughout fiscal year 2023 and 2024, completing the following actions and measures in order to remediate the control deficiencies that had led to the material weaknesses:

- onboarded experienced finance and accounting professionals at various senior roles;

- updated the design of our general ledger accounting system to allow for effective restricted access and segregation of duties to govern the preparation and review of journal entries;

- implemented management review controls over journal entries and the identification and review of complex transactions;

- secured the general ledger accounting system by implementing single sign-on (SSO); and

- implemented additional change management and access controls for our relevant IT applications to further restrict privileged access and implemented controls to review activities, which may materially affect our financial statements, for those users who have privileged access.

Management completed its operating effectiveness testing of the newly designed and enhanced control activities that were implemented as part of the remediation plan and determined that, as of December 31, 2024 these control activities are appropriately designed and have operated effectively for a sufficient period of time to conclude that the previously identified material weaknesses have been remediated as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Except as set forth below, during the quarter ended December 31, 2024, none of the Company's directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

On November 7, 2024, Sanjay Kalra, the Company's Chief Financial Officer, terminated a trading arrangement he had previously adopted with respect to the sale of shares of the Company's Class A common stock that was intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c) (a "Rule 10b5-1 Trading Plan"). Mr. Kalra's Rule 10b5-1 Trading Plan was adopted on June 13, 2024, had a term effective through June 14, 2025 and provided for the sale of up to 50,000 shares of Class A common stock pursuant to the terms of the Rule 10b5-1 Trading Plan. As of the date of termination of the Rule 10b-5 Trading Plan, Mr. Kalra had sold no shares of Class A common stock under the terms of the Rule 10b5-1 Trading Plan.

On December 6, 2024, Mr. Kalra adopted a new Rule 10b5-1 Trading Plan for the sale of the Company's Class A common stock. Mr. Kalra's Rule 10b5-1 Trading Plan, which expires March 2, 2026, provides for the sale of up to 50,000 shares of Class A common stock pursuant to the terms of the Rule 10b5-1 Trading Plan.

On December 5, 2024, Andrew Gerber, the Company's General Counsel, terminated a Rule 10b5-1 Trading Plan. Mr. Gerber's Rule 10b5-1 Trading Plan was adopted on September 4, 2024, had a term effective through February 27, 2026 and provided for the sale of up to 56,765 shares of Class A common stock pursuant to the terms of the Rule 10b5-1 Trading

Plan. As of the date of termination of the Rule 10b-5 Trading Plan, Mr. Gerber had sold 34,272 shares of Class A common stock under the terms of the Rule 10b5-1 Trading Plan.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

We expect to file a definitive proxy statement relating to our 2025 Annual Meeting of Stockholders with the SEC pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III of this Annual Report on Form 10-K has been omitted under General Instruction G(3) to Form 10-K. Only the information from the definitive proxy statement that specifically addresses disclosure requirements of Items 10-14 below is incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required under this Item is incorporated herein by reference to the information set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders, or the Proxy Statement.

Item 11. Executive Compensation

The information required under this Item is incorporated herein by reference to the information set forth in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required under this Item is incorporated herein by reference to the information set forth in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this Item is incorporated herein by reference to the information set forth in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required under this Item is incorporated herein by reference to the information set forth in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of Documents Filed as Part of this Report:

(1) Consolidated Financial Statements:

Our consolidated financial statements are included in Part II, Item 8, "Financial Statements and Supplementary Data."

(2) Index to Financial Statement Schedules:

All schedules have been omitted because the required information is included in the consolidated financial statements or notes, thereto, or because it is not required.

(3) Index to Exhibits

See exhibits listed under Part (b) below:

(b) Exhibits

| Exhibit Number | Description | Incorporated by Reference | | | | Filed/ Furnished Herewith |
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Paymentus Holdings, Inc.	8-K	001-40429	3.1	May 28, 2021	
3.1.1	Amendment to Amended and Restated Certificate of Incorporation of Paymentus Holdings, Inc.	10-Q	001-40429	3.1	August 7, 2023	
3.2	Amended and Restated Bylaws of Paymentus Holdings, Inc.	8-K	001-40429	3.2	November 14, 2022	
4.1	Form of Class A Common Stock Certificate	S-1/A	333- 255683	4.1	May 13, 2021	
4.2	Registration Rights Agreement, dated as of May 24, 2021, by and among Paymentus Holdings, Inc. and the other signatories thereto	8-K	001-40429	4.1	May 28, 2021	
4.3	Description of Securities	10-K	001-40429	4.3	March 3, 2023	
10.1+	Form of Director and Officer Indemnification Agreement	S-1/A	333- 255683	10.1	May 13, 2021	
10.2+	2012 Equity Incentive Plan and related form agreements	S-1/A	333- 255683	10.2	May 17, 2021	
10.3+	Executive Incentive Compensation Plan	S-1/A	333- 255683	10.4	May 17, 2021	
10.4+	Outside Director Compensation Policy	8-K	001-40429	10.2	February 14, 2023	
10.5+	Confirmatory Employment Letter by and between the registrant and Dushyant Sharma	S-1/A	333- 255683	10.6	May 17, 2021	
10.6+	Confirmatory Employment Letter by and between the registrant and Sanjay Kalra	8-K	001-40429	10.1	March 6, 2023	
10.7+	Confirmatory Employment Letter by and between the registrant and Gerasimos (Jerry) Portocalis	10-K	001-40429	10.9	March 3, 2022	
10.8+	Confirmatory Employment Letter by and between the registrant and Andrew Gerber	10-Q	001-40429	10.5	May 8, 2023	

Exhibit Number	Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.9+	Change in Control and Severance Agreement by and between the registrant and Dushyant Sharma	S-1/A	333- 255683	10.9	May 17, 2021	
10.10+	Change in Control and Severance Agreement by and between the registrant and Sanjay Kalra	8-K	001-40429	10.2	March 6, 2023	
10.11+	Change in Control and Severance Agreement by and between the registrant and Gerasimos (Jerry) Portocalis	10-K	001-40429	10.13	March 3, 2022	
10.12+	Change in Control and Severance Agreement by and between the registrant and Andrew Gerber	10-Q	001-40429	10.6	May 8, 2023	
10.13	Stockholders Agreement, dated as of May 24, 2021, by and among Paymentus Holdings, Inc. and the other signatories thereto	8-K	001-40429	10.1	May 28, 2021	
10.14+	2021 Equity Incentive Plan	10-K	001-40429	10.16	March 3, 2022	
10.15+	Form of Stock Option Award Agreement under the 2021 Equity Incentive Plan	10-K	001-40429	10.17	March 3, 2022	
10.16+	Form of Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan	10-K	001-40429	10.14	March 3, 2023	
10.17+	Form of Restricted Stock Unit Award Agreement for Outside Directors under the 2021 Equity Incentive Plan	10-Q	001-40429	10.1	May 6, 2022	
10.18	Warrant Agreement, dated as of May 13, 2021, by and between the Registrant and JPMC Strategic Investments | Corporation.	S-1/A	333-255683	10.14	May 28, 2021	
10.19	Warrant Agreement, dated as of August 29, 2022, by and between Paymentus Holdings, Inc. and JPMC Strategic Investments | Corporation.	8-K	001-40429	10.1	August 30, 2022	
19.1	Paymentus Holdings, Inc. Insider Trading Policy	10-Q	001-40429	19.1	August 7, 2023	
21.1	Subsidiaries of the Registrant	10-K	001-40429	21.1	March 3, 2023	
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included on the signature page hereto)					X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

Exhibit Number	Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	Policy for the Recovery of Erroneously Awarded Compensation	10-K	001-40429	97.1	March 5, 2024	
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

Where applicable, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission upon request.

+Indicates a management contract or compensatory plan or arrangement.

*The certifications attached as Exhibit 32.1 and 32.2 that accompany this report are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Paymentus Holdings, Inc. under the Securities Act or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this report, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

PAYMENTUS HOLDINGS, INC.

Date: March 10, 2025

By: /s/ Dushyant Sharma
Dushyant Sharma
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby severally constitutes and appoints each of Dushyant Sharma, Sanjay Kalra and Andrew A. Gerber as his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/Dushyant Sharma Dushyant Sharma	Chairman, President, and Chief Executive Officer (Principal Executive Officer)	March 10, 2025
/s/Sanjay Kalra Sanjay Kalra	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	March 10, 2025
/s/ Jody Davids Jody Davids	Director	March 10, 2025
/s/ William Ingram William Ingram	Director	March 10, 2025
/s/ Jason Klein Jason Klein	Director	March 10, 2025
/s/ Adam Malinowski Adam Malinowski	Director	March 10, 2025
/s/ Arun Oberoi Arun Oberoi	Director	March 10, 2025
/s/ Robert Palumbo Robert Palumbo	Director	March 10, 2025
/s/ Gary Trainor Gary Trainor	Director	March 10, 2025